FOR PERSONS INSIDE
                                                          THE UNITED STATES ONLY

                           BANCO RIO DE LA PLATA S.A.

                    Supplemental Information Relating to the

                                Offer to Exchange

           Step-Up Notes due December 15, 2009 (the "Series A Notes")
         Floating Rate Mandatorily Exchangeable Notes due August 3, 2012
                       (the "Series B Notes") and/or Cash

                       for any and all of our outstanding

           8.75% Class IV Negotiable Obligations due December 15, 2003
                             (the "Existing Notes")

         We are issuing this Supplement dated January 14, 2003 (the "Supplement") to our Offer dated November 25, 2002 (the "Offer") for the purposes of (i) amending, subject to the terms set forth herein, certain information related to our Offer (the "Amended Offer") to exchange our Existing Notes for Series A Notes or Series B Notes pursuant to the Exchange Offer and to repurchase such Series A Notes or Series B Notes pursuant to the Cash Tender Offer, in each case as set forth in the Offering Memorandum dated November 25, 2002 (the "Offering Memorandum"), (ii) providing our financial statements for the nine-month period ended September 30, 2002 and (iii) describing certain other recent developments affecting us relating to exchange controls. Unless otherwise stated, capitalized terms used but not defined herein shall have the meaning ascribed to them in the Offering Memorandum.

         The following are the terms pursuant to the Amended Offer:

              o US$900 principal amount of Series A Notes plus US$100 in cash will be issued in exchange for each US$1,000 principal amount of Existing Notes validly tendered prior to the Expiration Date, as extended, which Series A Notes will continue to be issued with a Contingent Interest Coupon Certificate.

              o Interest on the Series A Notes will accrue at a rate of 4% per annum from December 15, 2002 until December 15, 2005, and thereafter will increase at a rate of 1% per annum up to a maximum interest rate of 6% per annum.

              o An additional cash payment totaling US$44.34 for each US$1,000 principal amount of Existing Notes acquired in the exchange will be paid to holders that validly tender their Existing Notes, representing the sum to be paid in lieu of accrued and unpaid interest on the Existing Notes to, but not including, December 15, 2002 and the amount to be paid in lieu of accrued and unpaid interest on such unpaid interest from December 15, 2002 to, but not including, the Settlement Date of the Amended Offer.

              o The Tender Offer Cash Payment has been increased to US$550 in cash for each US$1,000 principal amount of Series A Notes or Series B Notes validly tendered in the Cash Tender Offer.

              o The maximum aggregate amount of cash that we will provide in the Amended Offer and in the Non-U.S. Concurrent Amended Offer (as defined herein) will be US$37.5 million.

         In addition, holders that have tendered their Existing Notes to date pursuant to the Offer will be permitted to change their selection as between Series A Notes and Series B Notes, or to further elect to participate in the Cash Tender Offer, in each case pursuant to the terms of the Amended Offer.

         As a result of the amendments reflected in this Supplement, we have determined to extend the Early Tender Fee Deadline and Expiration Date to 5:00 p.m., New York City time on January 24, 2003. The Settlement Date of the Amended Offer will be on January 30, 2003.

         This Supplement should be read together with the Offering Memorandum and all information contained herein is hereby expressly incorporated into the Offering Memorandum and the Letter of Transmittal dated November 25, 2002 (the "Letter of Transmittal") and shall be deemed to form a part of the Letter of Transmittal.

         Except as otherwise set forth herein, the terms and conditions of the Amended Offer shall be identical to those set forth in the Offering Memorandum. Neither we, The Bank of New York, as trustee, co-register and principal paying agent, and Banque Internationale A Luxembourg S.A., as a paying agent and transfer agent under the indenture (the "Indenture") pursuant to which the notes were issued, makes any recommendation as to whether or not you should tender your notes pursuant to the Amended Offer.

The date of this Supplement is January 14, 2003.

                                TABLE OF CONTENTS


The Amended Offer...............................................         1
Recent Financial Information....................................         3
Recent Developments in Argentina................................         6
Index to Financial Statements...................................         8

                               THE AMENDED OFFER

     The following is a summary of the terms of the Amended Offer. Except as set forth herein, all other terms of the Amended Offer shall be incorporated by reference from the Offering Memorandum.

Principal Amount of Series A
Notes.......................    US$900 in cash principal amount of Series A
                                Notes plus US$100 in cash in exchange for each US$1000 principal amount of Existing Notes validly tendered pursuant to the Amended Offer.

Interest....................    The Series A Notes will bear interest from
                                December 15, 2002 at the rate of 4% per annum until December 15, 2005, and thereafter interest on the Series A Notes will increase 1% per annum up to a maximum interest rate of 6% per annum.
                                Interest on the Series A Notes will accrue from December 15, 2002.

Accrued Interest............    Holders that validly tender their Existing Notes
                                pursuant to the Amended Offer will receive an additional cash payment of US$44.34, representing the sum of the amount to be paid in lieu of accrued and unpaid interest on the Existing Notes to, but not including, December
                                15, 2002, and the amount to be paid in lieu of accrued and unpaid interest on such unpaid interest from December 15, 2002 to, but not including, the Settlement Date of the Amended
                                Offer.

Cash Tender Offer...........    We are also offering to holders that tender
                                their Existing Notes in the Amended Offer the opportunity to participate in our contemporaneous Cash Tender Offer pursuant to which we are offering to exchange for each US$1,000 principal amount of Series A Notes, together with the related CICCs, or Series B
                                Notes an amount equal to US$550 in cash as a Tender Offer Cash Payment.

The Non-U.S. Concurrent
Amended Offer...............    Concurrently with this Amended Offer, we are
                                making an amended offer to holders of Existing
                                Notes outside the United States to purchase their Existing Notes on substantially identical terms in a transaction that is exempt from registration under the Securities Act (the "Non-
                                U.S. Concurrent Amended Offer").

Proration of Tender Offer
Cash Payment................    The Maximum Amount of cash that we will provide
                                in the Amended Offer and in the Non-U.S.
                                Concurrent Amended Offer is US$37.5 million. As described in the Offering Memorandum, in the event tenders made in the Amended Offer and the Non-U.S. Concurrent Amended Offer would result in aggregate payments (exclusive of accrued interest) in excess of US$37.5 million, each Holder of Existing Notes that elected to receive the Tender Offer Cash Payment will receive a pro rata portion of the Tender Offer Cash Payment with respect to such balance.

Early Tender Fee Deadline...    5:00 P.M., New York City time, January 24, 2003,
                                unless extended by us.

Expiration Date.............    5:00 P.M., New York City time, January 24, 2003,
                                unless extended by us.

Settlement Date.............    January 30, 2003.

Withdrawal Rights ..........    Holders of Existing Notes that have tendered
                                their Existing Notes pursuant to the Offer on or prior to 5:00 p.m., New York City time, on December 23, 2002 and have not withdrawn their tenders as of such date, or any holders that tender their Existing Notes after December 23,
                                2002 will not have any right to withdraw such tenders of Existing Notes once tendered, notwithstanding any further extensions of the Early Tender Fee Deadline or Expiration Date.

Right to Re-allocate or
Participate in Tender
Offer.......................    Holders that have tendered their Existing Notes
                                to date pursuant to the Offer will be permitted to change their selection as between Series A
                                Notes and Series B Notes, or further elect to participate in the Cash Tender Offer, in each case pursuant to the terms of the Amended Offer.
                                Holders that have tendered their Existing Notes and would like to change their selection must contact the Exchange Agent at the address listed on the back cover page of this Supplement to arrange for the receipt and processing of the required documentation to change their selection, including an amended Letter of Transmittal. Holders that elect to change their selection must submit an amended Letter of Transmittal to the Exchange Agent prior to the Expiration Date.

                          RECENT FINANCIAL INFORMATION

         On January 9, 2003 we released to the Central Bank our unaudited consolidated financial statements for the nine-month period ended September 30, 2002, which are attached to this Supplement (the "September 2002 Unaudited Interim Consolidated Financial Statements"). Set forth below is certain limited financial information for the period:

                  Unaudited Quarterly Balance Sheet Information


                                                                                      As of
                                                                 ------------------------------------------------
                                                                 December 31, 2001(1)     September 30, 2002(2)
                                                                 --------------------    ------------------------
                                                                 (in millions of             (in millions of
                                                                       Pesos)                 constant Pesos)

BALANCE SHEET DATA:
Amounts in Accordance with Argentine GAAP:
Cash and Due from Banks...............................                       1,683.7                       936.1
Government Securities and Private Securities, Net of                           630.3                     3,536.7
   Allowances.........................................
Loans.................................................                       7,908.1                     7,429.3
      Public Sector...................................                       2,862.1                     3,800.4
      Financial Sector................................                         188.1                       102.4
      Private Sector..................................                       4,857.9                     3,526.5
Allowances............................................                        (229.4)                     (616.5)
Other Receivables from Financial Transactions.........                       2,841.1                     2,898.5
Bank Premises and Equipment...........................                         322.4                       668.6
Other Assets..........................................                         322.0                       811.7
                                                                 --------------------    ------------------------
      Total Assets....................................                      13,478.2                    15,664.4
                                                                 ====================    ========================

Deposits..............................................                       8,164.7                     5,534.0
Other Liabilities from Financial Transactions.........                       3,615.3                     7,745.2
Other Liabilities.....................................                         197.3                       885.8
      Total Liabilities...............................                      11,977.3                    14,165.0
                                                                 --------------------    ------------------------
Stockholders' Equity..................................                       1,498.9                     1,499.4
                                                                 --------------------    ------------------------
      Total Liabilities and Stockholders' Equity......                      13,478.2                    15,664.4
                                                                 ====================    ========================


-----------------
(1) Estimated unaudited consolidated pro-forma financial statements after symmetric pesification. For pro-forma balance sheet after asymmetric pesification see Offering Memorandum Summary -- "Effects of Pesification -- Estimated Consolidated Pro-Forma Balance Sheet in millions of Pesos to show the effects of Pesification and Compensation Provisions."
(2) Assets and liabilities in U.S. dollars converted to Pesos at an exchange rate of Ps.3.7267 to US$1.00 for the Unconsolidated and Consolidated Unaudited Interim Financial Statements.

                Unaudited Quarterly Income Statement Information

                                                             Nine months ended
                                                           September 30, 2002(1)
                                                           ---------------------
                                                          (in millions of Pesos)

Interest Income.......................................           2,858.0
Interest Expense......................................          (2,283.5)
    Net Interest Income Before Adjustment.............             574.5

Adjustments to Interest...............................
    Monetary (Loss) Gain on Financial Transactions(2).          (1,165.8)
    Gains on Foreign Exchange.........................             322.3
    Total Adjustments to Interests....................            (843.5)

    Net Interest Income After Adjustments.............            (269.0)

Other Financial Expenses..............................             (44.1)
Provisions............................................          (1,030.8)


    Net Financial Income After Provisions.............          (1,343.9)

Service Charge Income, net............................             283.1

                                                             Nine months ended
                                                           September 30, 2002(1)
                                                           ---------------------
                                                          (in millions of Pesos)

Operating Expenses....................................            (542.4)
Monetary Gain (Loss) Related to Operating Expenses(2).              (2.3)
Net Gain on Financial Transactions....................          (1,605.5)

Other Income, net.....................................              33.2
Monetary Gain (Loss) Related to Other Operations(2)...            (176.5)
      Net Income Before Income Tax.....................         (1,748.8)

Income Tax............................................             (10.6)
Net Income before Loss Absorption.....................          (1,759.4)
Loss Absorption - Subject to shareholders' meeting(3) .            885.8
Net Income.............................................           (873.6)

---------------
(1) Assets and liabilities in U.S. dollars converted to Pesos at an exchange rate of Ps.3.7267 to US$1.00 for the Unconsolidated and Consolidated Unaudited Interim Financial Statements for the nine-month period ended September 30, 2002.
(2)  Reflects inflation adjustments to assets and liabilities.
(3) Reflects the effect of the pesification and its impact on the stockholders' equity in accordance with the regulations issued by the Central Bank.


         As set forth in the foregoing financial information for the nine-month period ended September 30, 2002, we recorded a loss of Ps. 873.6 million, representing a 416.9% decrease in our net income compared to the comparable nine-month period in 2001 and a 152.6 % increase in the loss we recorded for the six-month period ended June 30, 2002. This compares to a loss for the third quarter of 2002 of Ps. 483.4 million, representing a 49.2% increase over the loss for the second quarter of 2002. These results are in line with our prior expectations that we will likely record a significant loss for 2002 as a whole. While our financials for full year 2002 have not yet been prepared and are not expected to be available until later in February, we believe that although we will record a significant loss for the year as a whole, as a consequence of current macroeconomic improvements in Argentina and actions already taken by us to address our situation, we expect that our results for the fourth quarter of 2002 will show less deterioration than has been the case in other periods in 2002 and that our overall loss will be less than the overall loss suggested by the trends in prior periods in 2002.

         We recorded interest income for the nine-month period ended September 30, 2002 of Ps. 2,858.0 million and interest expenses of Ps. 2,283.5 million. The net interest income before adjustments for the period was Ps. 574.5 million, representing a 38.2% decrease from the constant Ps. 929.7 million recorded in the same period of the previous year mainly due to a reduction in the financial spread and in the operating volumes resulting from the slowdown in economic activity and lending in Argentina during this period. The third quarter's net financial income was also negatively impacted by higher interest rates resulting from the reduction in liquidity, which increased our overall cost of funds, and a decrease in the CER adjustment of our net financial assets. We expect such effect to reverse in the near future, on the back of a more stable environment, although we cannot provide any assurance that this will in fact be the case.

         As for our net interest margin, we recorded a monetary loss of Ps. 1,165.8 million reflecting the cost of our liquid net worth, which are adversely affected due to inflation, and which have been restated for inflation on a monthly basis from the beginning of 2002 by using the Wholesale Price Index.

         During the nine-month period ended September 30, 2002, our provisions for non-performing loans increased 39.6% from June 30, 2002 as a result of a substantial increase in non-performing loans during the third quarter. Our overall provision for loan losses reached Ps. 1,030.8 million in constant pesos as of September 30, 2002, representing a 203.7% increase from constant Ps. 339.4 million as of September 30, 2001. During the third quarter we continued to adhere to what we believe to be a conservative provisioning policy implemented since the end of 2001 at the start of the current economic crisis.

         During this nine-month period, service charge income as of September 30,2002 was Ps. 283.1 million, representing a 49.3% decrease compared to the constant Ps. 558.0 million recorded in the same nine-month period during 2001. While there have been some reductions in fees during 2002, most of the decline is attributable to the impact of the effects of inflation accounting in the restatement of our 2002 financial statements. Expenses also declined from constant Ps. 894.3 million recorded as of September 30, 2001 to Ps. 542.4 million in September 30, 2002, representing a 39.3% reduction. While this decline was caused in part by the reduction of personnel and closing of some of our branches, it resulted largely from the effects of inflation accounting in the restatement of our 2001 financial statements. We have continued to implement a number of actions since the end of 2001 designed to reduce costs and expenses, including a 30% reduction in headcount and a 26% reduction in our branch network. As of September 30, 2002, the Bank's expenses include Ps. 52.2 million of indemnity charges relating to the reduction in personnel.

         The increase in the loss recorded by us during the nine-month period ended September 30, 2002 is the result of higher provisions charged to income due to a substantial increase in non-performing loans, lower levels of interest income and the loss related to the inflation adjustments to assets and liabilities.

         As with prior periods during 2002, the nine-month period ended September 30, 2002 reflects the continuing impact of various actions taken by the Argentine Government in connection with its attempts to stabilize the Argentine economy, including various issuances of Government bonds as compensation for the pesification of our assets and liabilities and the adjustments to our financial statements for the effects of inflation through this period. For a description of these Government actions and the impact on our financial statements, see the notes to the September 2002 Unaudited Interim Financial Statements.

         There can be no assurances that our financial condition since September 30, 2002 has not been materially and adversely affected by continuing events in Argentina that have restricted our operations compared to prior periods and required, among other things, a substantial increase in non-performing loans and assets and related provisions. These increases, which have negatively affected our profitability, have been offset to a limited degree by increases in our fee based transactional services and continuing efforts to reduce costs. While we believe that the level of deterioration in our financial condition and results of operations is stabilizing in recent weeks, there can be no assurances that this will in fact be the case.

                        RECENT DEVELOPMENTS IN ARGENTINA

Easing of Foreign Exchange Restrictions on Certain Payments

         As of the end of December 2002, the Argentine Central Bank (the "Central Bank") has issued new regulations in order to ease certain existing foreign exchange restrictions on foreign currency purchases, payments of principal and interest on foreign financial debt, and payments of corporate dividends and benefits.

         In addition to prior exceptions existing for transfers of funds out of Argentina, and effective as from January 2, 2003, Communique "A" 3843, dated December 26, 2002, establishes that the Central Bank's prior authorization for the transfer of funds abroad in order to make the payments of principal and/or interest, as the case may be, will not be required when the following conditions are complied with:

         (I) For payments of principal under outstanding and past due financial debt, all of the following conditions must be met:

         (i) Payments of principal shall be made pursuant to a refinancing agreement entered into between the debtor and the creditor after January 2, 2003.

         (ii) Such refinancing agreement must provide for payments of principal not to exceed: (a) 10% paid as of the date of entering into such refinancing agreement; (b) 5% paid within the following six months; and (c) 5% paid within 12 months as from the date of entering into such refinancing agreement.

         (iii) The refinancing of the principal outstanding (excluding the 10% paid upon entering into the refinancing agreement) must have an average life that is at least 5 years more than the average life of the original principal outstanding.

         (iv) The financial debt must relate to: (a) notes, bonds and commercial paper; (b) syndicated loans with foreign banks; (c) financial loans with foreign banks which are neither secured by assets of the debtor located outside of Argentina nor by similar assets of persons domiciled in Argentina; and (d) intercompany loans.

         If, prior to the repayment of principal under existing facilities, the local debtor obtains new financing which enters Argentina on or after December 26, 2002 through the foreign exchange market and this new financing (a) has an average life of not less than 5 years and (b) is for an amount at least equal to the amount of the debt that will be cancelled, the conditions of Communique "A" 3843 will be deemed to have been met and therefore no prior authorization of the Central Bank will be necessary to make the payment of principal under the existing facility.

         (II) For payments of principal under past due financial debt, irrespective of whether the conditions described in (I) above have been met, the Central Bank's prior authorization will not be required if the following conditions are met:

         (i) The principal amount to be repaid must not exceed US$150,000 per month.

         (ii) The debt must not be secured with assets of the debtor located outside of Argentina or by similar assets of affiliated individuals or entities.

         (iii) The debtor must make a sworn statement that the repayment complies with the conditions set forth herein.

         In order to allow payments of interest without the need of Central Bank's prior approval, the Central Bank requires that (a) the debt be not secured with debtor's assets located outside of Argentina or by similar assets of affiliated individuals or entities and (b) that the payment of interest be made not earlier than three days before the maturity date.

         Moreover, according to the provisions of Communique "A" 3859, dated January 7, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval, and transfers of funds abroad in order to pay reinsurance premiums will be subject only to the issuance of a statement from the Argentine Superintendency of Insurance (regulatory authority on insurance matters) with respect to the reason and amount to be transferred.

Restrictions on Purchasing Foreign Currency

         The Central Bank has also issued Communique "A" 3845, dated December 26, 2002, which states that Argentine individuals and companies are authorized to buy up to US$150,000 per month for the purposes of, among other things, (i) real estate investments outside of Argentina; (ii) loans granted to persons not domiciled in Argentina; (iii) direct investments outside of Argentina of persons domiciled in Argentina; (iv) portfolio investments outside of Argentina; and (v) payments outside of Argentina of corporate dividends and profits.

                          INDEX TO FINANCIAL STATEMENTS

Limited review report on interim financial statements dated as of
January 7, 2003.......................................................        i

Balance sheets as of September 30, 2002 and 2001......................        1

Statement of income for the nine-month period ended September 30,
2002 presented comparatively with the same period of the prior
fiscal year...........................................................        4

Statement of changes in stockholders' equity for the nine-month period ended September 30, 2002 presented comparatively with the
same period of the prior fiscal year..................................        5

Statement of cash flows for the nine-month period ended September
30, 2002 presented comparatively with the same period of the prior
fiscal year...........................................................        6

Notes to financial statements as of September 30, 2002 and 2001.......        7

Consolidated financial statements (Section 33 - Law 19,550) as of
September 30, 2002 and 2001...........................................       88

Notes to the consolidated financial statements with subsidiaries as
of September 30, 2002 and 2001........................................       93

Notes to the consolidated financial statements with subsidiaries as
of June 30, 2002 and 2001.............................................       94

                                   [BANCO RIO LOGO][GRAPHIC OMITTED]






                                   Financial statements as of September 30, 2002 and 2001 together with Limited review report on interim financial statements and Statutory Audit Committee's report

LIMITED REVIEW REPORT
ON INTERIM FINANCIAL STATEMENTS


English translation of the report originally issued in Spanish - See note 19 to the Financial Statements

To the Directors of
BANCO RIO DE LA PLATA S.A.
Bartolome Mitre 480
Ciudad Autonoma de Buenos Aires
-------------------------------

1. We have made a limited review of the accompanying balance sheet of BANCO RIO DE LA PLATA S.A. (a bank organized under Argentine Legislation) as of September 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the nine-month period then ended. We have also made a limited review of the consolidated balance sheet of BANCO RIO DE LA PLATA S.A. and its subsidiaries as of September 30, 2002, and the related consolidated statements of income and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Bank's Management.

2. The individual and consolidated financial statements of BANCO RIO DE LA PLATA S.A. as of September 30, 2001, for the nine-month period then ended, which are presented only for comparative purposes, were subject to a limited review performed by another auditor. Such auditors' limited review concluded their report dated on November 7, 2001 including an exception determined by the portfolio valuation of government securities and certain assets in government securities assigned to repurchase agreements, according to the professional accounting standards in force in Argentina. The application effect of such criteria on the equity and the income-loss nine month period then ended, is exposed on note 6 of the accompanying financial statements.

3. Our work was made in accordance with generally accepted auditing standards applicable to the limited review of interim financial statements in Argentina and with the "Minimum standards for independent audits" of the BCRA applicable to the review of quarterly financial statements. A limited review is substantially less in scope than an audit of the financial statements, because it does not require the application of all audit procedures necessary to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.


                                      (i)

4. As explained in detail in note 1 to the accompanying financial statements, during this year profound changes were introduced into the Argentine economic framework and the Convertibility Law, which pegged the Argentine peso at par with the US dollar and had been in effect since 1991, was amended; such changes included the devaluation of the Argentine peso in relation to the US dollar, the mandatory conversion of assets and liabilities denominated in foreign currency into pesos, the default in paying the public debt and increase in domestic prices as well as severe restrictions on withdrawal of funds from the financial system and on fund transfers abroad. These initial measures significantly affected the liquidity, solvency and profitability of the financial system as a whole, which made it necessary for the Argentine Government and the BCRA to adopt further regulations to moderate the abovementioned effects and foster the restructuring of the financial system; such additional regulations are currently being issued and implemented. The audit report dated April 26, 2002, issued by another auditor, on the individual and consolidated financial statements as of December 31, 2001, to which we refer, included an abstention of opinion originated in significant uncertainties as to the Bank's ability to continue operating as a going concern and the recoverability of the book values of the government and private securities held, financing, interests in unlisted financial trusts and other companies. Those uncertainties continue to exist as of this reporting date, and their evolution is detailed in notes 1 and 4 to the accompanying financial statements, including the compensation set forth by sections 28 and 29, Federal Executive Decree No. 905/02, booked as Government and Private Securities and Other Receivables from Financial Transactions and pending final assessment. The recoverability of their book value may not be determined either. As mentioned in note 1 to the accompanying financial statements, those statements have been prepared assuming that the Bank will continue as a going concern, based on the understanding that the restructuring of the financial system as a whole and the Bank's own plans and special actions to be implemented by the Bank and its subsidiaries will allow it to continue its operations and meet the solvency and liquidity rations required by the BCRA; accordingly, these financial statements do not include adjustments related to the recoverability of the asset amounts recorded or the sufficiency of liabilities, as may be required if the situations described is not resolved favorably.

5. As detailed in note 1.2.e) to the accompanying financial statements, the Bank has capitalized under the "Other Receivables" account the differences between (i) the amounts paid following court orders issued under constitutional protection actions concerning deposits made in US dollars, whether actually paid out in US dollars or in an equivalent amount of Argentine pesos at the freely floating exchange rate, and (ii) the rescheduled balance of the respective deposits (switched at the exchange rate of US$ 1 = ARS 1.4, and adjusted by the Coeficiente de Estabilizacion de Referencia (CER - Benchmark Stabilization Coefficient -)). As of September 30, 2002, the differences capitalized amounted to ARS 447,205,000, while definition in this respect, and hence eventual recoverability, are subject to the judgments by the Federal, National or Provincial Courts regarding the substance of the matter of the abovementioned legal actions or compensation that the Federal Government could provide.


                                      (ii)

6. As explained in note 6 to the accompanying financial statements, as of September 30, 2002 the Bank in valuing a portion of its government securities, guaranteed loans to the non-financial public sector and the compensation established by Sections Nos. 28 and 29 of Federal Executive Decree No. 905/02, the Bank applied methods that are in conformity with BCRA standards but depart from generally accepted accounting principles in Ciudad Autonoma de Buenos Aires, Argentine Republic. The effect of applying such methods on stockholders' equity as of September 30, 2002, and net income
    (loss) for the nine-month period then ended are disclosed in the abovementioned note.

7. In view of the significance of the uncertainties mentioned in paragraphs 4. and 5., we are not in a position to make any representation on the individual and consolidated financial statements of BANCO RIO DE LA PLATA S.A. as of September 30, 2002.

8. In compliance with effective legal rules and Buenos Aires Stock Exchange regulations, please note that:

        a) The financial statements mentioned in paragraph 1. have been entered into the inventories and financial statements book.

        b) The financial statements of BANCO RIO DE LA PLATA S.A. mentioned in paragraph 1. arise from the accounting records kept, in all formal aspects, pursuant to effective legal provisions and BCRA standards.

        c) As of September 30, 2002, the amount payable in employer and employee contributions to the Integrated Retirement and Pension System, as evidenced by the Bank's records, totals $1,629,859, and was not due as of such date.

Ciudad Autonoma de Buenos Aires,
       January 7, 2003


                                                      DELOITTE & Co. S.R.L.
                                                   (Commercial Society Record
                                                C.P.C.E.C.A.B.A. Vol. 1 - Fo. 3)




                                                       ALBERTO BANDE
                                                          Partner
                                             Certified Public Accountant U. B.A.
                                              C.P.C.E.C.A.B.A. Vol. 43 - Fo. 114


                                     (iii)

Entity Name: BANCO RIO DE LA PLATA S.A. -                                 - 1 -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
Signatory Auditor: Alberto Bande
Profesional Asociation:  DELOITTE & Co. S.R.L.
Accountant's review report as of the nine-month period ended
September 30, 2002 - Type of report: 10

                                 BALANCE SHEETS
                       AS OF SEPTEMBER 30, 2002 AND 2001
(Translation of financial statements originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


-------------------------------------------------------------------------------
             ASSETS                                         2002       2001
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
A.   CASH AND DUE FROM BANKS                            912,099      3,378,104
-------------------------------------------------------------------------------
     - Cash                                            166,661         567,091
     - Banks and correspondents                        745,438       2,811,013
-------------------------------------------------------------------------------
B.   GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)    3,509,351      2,634,061
-------------------------------------------------------------------------------
     - Holdings in investment accounts              3,410,538       1,737,864
     - Holdings for trading                             8,544         282,119
     - Unlisted government securities                  88,697         528,290
     - Investments in listed private securities         1,572          85,788

-------------------------------------------------------------------------------
C.   LOANS (Exhibits B, C and D)                      6,812,796     13,076,529
-------------------------------------------------------------------------------
     - To the nonfinancial public sector              3,800,355      3,378,275
     - To the financial sector                          102,411        172,430
     - To the private nonfinancial sector and
       foreign residents:                             3,526,544      9,986,342
         - Overdraft                                  1,007,919      3,199,038
         - Promissory notes                             814,268      2,470,039
         - Real estate mortgage                         987,168      2,482,194
         - Collateral loans                              80,719        353,163
         - Consumer                                      98,911        474,785
         - Credit Cards                                 153,061        644,941
         - Other                                        175,060        252,303
         - Accrued interest, adjustments and price
           differences receivable                       213,132        172,323
         - Unapplied collections                         (2,831)       (12,380)
         - Unearned discount                               (863)       (50,064)
           Less: Allowances (Exhibit J)                (616,514)      (460,518)

-------------------------------------------------------------------------------
D.   OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS    2,789,352      3,434,815
-------------------------------------------------------------------------------
     - Central Bank of the Argentine Republic           110,640        223,028
     - Receivables on spot and forward transactions      54,683      1,831,117
     - Securities and foreign exchange receivable
       on spot and forward purch                          9,955        755,755
     - Premiums on options purchased                         --             49
     - Unlisted corporate bonds (Exhibits B,
       C and D)                                         706,690        451,329
     - Other not included in debtor rating
       standards (Nota 7.a))                          2,040,043        137,964
     - Other included in debtor rating standards
       (Exhibits B, C and D)                             10,356         42,318
     - Accrued interest receivable included in
       debtor rating standards (Exhibits B, C
       and D)                                                12          5,004
       Less: Allowances (Exhibit J)                    (143,027)       (11,749)

-------------------------------------------------------------------------------
E.   ASSETS COVERED BY FINANCING LEASES                  55,184         138,894
-------------------------------------------------------------------------------
     - Assets covered by financing leases
       (Exhibits B, C and D)                            59,276         142,647
        Less: Allowances (Exhibit J)                    (4,092)         (3,753)
-------------------------------------------------------------------------------
F.   INVESTMENTS IN OTHER COMPANIES (Exhibit E)        112,277         573,369
-------------------------------------------------------------------------------
     - Banking                                           4,443         410,342
     - Others                                          108,075         163,561
       Less: Allowances (Exhibit J)                       (241)           (534)

-------------------------------------------------------------------------------
G.   OTHER RECEIVABLES                                 582,518         218,176
-------------------------------------------------------------------------------
     - Debtors by assets sales (Exhibits B, C and D)     1,025              --
     - Other (Note 7.b) )                              590,794         227,516
     - Other accrued interest receivable                   338           1,016
       Less: Allowances (Exhibit J)                     (9,639)        (10,356)
-------------------------------------------------------------------------------
H.    BANK PREMISES AND EQUIPMENT (Exhibit F)          665,488         722,445
-------------------------------------------------------------------------------
I.    OTHER ASSETS (Exhibit F)                          35,183          48,764
-------------------------------------------------------------------------------
J.    INTANGIBLE ASSETS (Exhibit G)                     66,796          84,733
-------------------------------------------------------------------------------
      - Goodwill                                           759           1,065
      - Organizations and development expenses          66,037          83,668

-------------------------------------------------------------------------------
K.    SUSPENSE ITEMS                                     6,739          9,962
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
      TOTAL ASSETS                                   15,547,783     24,319,852

-------------------------------------------------------------------------------



                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                     DELOTTE & Co. S.R.L.
                                                 (Commercial Society Record
                                              C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)


                       /s/ARNALDO L. GOMEZ YICHE      /s/ ALBERTO BANDE
                       ARNALDO L. GOMEZ YICHE            ALBERTO BANDE
                          Chief Accountant                Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. -                               - 2 -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107






-------------------------------------------------------------------------------
          LIABILITIES                                    2002        2001
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
L.   DEPOSITS (Exhibits H and I)                       5,545,090    14,172,546
-------------------------------------------------------------------------------
     - Nonfinancial public sector                          2,986         3,188
     - Financial sector                                    9,473         5,228
     - Private nonfinancial sector and
       foreign residents:                              5,532,631    14,164,130
           - Checking accounts                         1,378,404     1,931,371
           - Savings accounts                            535,516     1,866,832
           - Certificates of deposits                  1,142,620     8,944,494
           - Investments accounts                            794     1,144,106
           - Other (Note 7.c))                         1,813,929       124,981
           - Accrued interest and price
             differences payable                         661,368       152,346

-------------------------------------------------------------------------------
M.   OTHER LIABILITIES FROM FINANCIAL
     TRANSACTIONS (Exhibits I)                         7,674,843     6,948,047
-------------------------------------------------------------------------------
     - Central Bank of the Argentine Republic - Other  1,282,075         1,621
     - Banks and international organizations
       (Note 7.d))                                     2,351,742     1,714,298
     - Unsubordinated corporate bonds                  3,597,389     2,342,667
     - Amounts payable on spot and forward
       purchases                                           8,023       780,739
     - Securities and foreign currency payable
       on spot and forward sales                         137,053     1,786,813
     - Premiums on options sold                             ---            140
     - Financing from local financial
       institutions                                       20,575        64,216
     - Other                                             194,979       209,921
     - Accrued interest and price
       differences payable                                83,007        47,632
-------------------------------------------------------------------------------
N.   OTHER LIABILITIES                                   161,858       374,416
-------------------------------------------------------------------------------
     - Dividends payable                                   1,682         3,529
     - Other (Note 7.e) )                                160,176       370,887
-------------------------------------------------------------------------------
O.   CONTINGENT LIABILITIES (Exhibit J)                   56,781        86,795
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
P.   SUSPENSE ITEMS                                        4,116         5,113
-------------------------------------------------------------------------------
Q.   SUBORDINATE CORPORATE BONDS (Note 1.2.f))           605,709          ---
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                     TOTAL LIABILITIES                14,048,397    21,586,917
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     STOCKHOLDERS' EQUITY (as per
     respective statement)                             1,499,386     2,732,935
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            15,547,783    24,319,852
-------------------------------------------------------------------------------




                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                     DELOTTE & Co. S.R.L.
                                                 (Commercial Society Record
                                              C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)


                       /s/ARNALDO L. GOMEZ YICHE      /s/ ALBERTO BANDE
                       ARNALDO L. GOMEZ YICHE            ALBERTO BANDE
                          Chief Accountant                Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. -                               - 3 -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107







-------------------------------------------------------------------------------
                         MEMORANDUM ACCOUNTS           2002         2001
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    DEBIT BALANCES                                  26,257,462   32,102,505
-------------------------------------------------------------------------------
                                                  -----------------------------
    CONTINGENCIES                                    7,367,567    8,316,668
                                                  -----------------------------
    - Credit lines taken (unused portion)               40,994          ---
    - Guarantees received                            5,006,686    6,933,973
    - Other not included in debtor rating standards  1,006,209         ---
    - Contra to contingency account debit balances   1,313,678    1,382,695

                                                   ----------------------------
    CONTROL ACCOUNTS                                18,643,839   22,885,131
                                                   ----------------------------
    - Loans classified as irrecoverable                652,950    1,155,259
    - Other (Note 7.f) )                            17,633,598   21,027,463
    - Contra to control account debit balances         357,291      702,409
                                                   ----------------------------
                                                   ----------------------------
    DERIVATIVE ACCOUNTS (Note 13)                      183,013      830,975
                                                   ----------------------------
    - "Notional" value of call options purchased           ---          803
    - "Notional" value of put options purchased         67,011       96,726
    - Other                                             86,365      494,181
    - Contra to derivatives account debit balances      29,637      239,265
                                                   ----------------------------
         FIDUCIARY ACCOUNTS                             63,043       69,731
                                                   ----------------------------
    - Trust funds                                       63,043       69,731

-------------------------------------------------------------------------------
    CREDIT BALANCES                                 26,257,462   32,102,505
-------------------------------------------------------------------------------
                                                   ----------------------------
    CONTINGENCIES                                    7,367,567    8,316,668
                                                   ----------------------------
    - Agreed-upon credits (unused balances)
      included in debtor rating standards
      (Exhibits B, C and D)                            274,536      852,191
    - Guarantees committed to the B.C.R.A.             511,839           --
    - Other guarantees included in debtor rating
      standards (Exhibit B, C and D)                   185,285      253,616
    - Other included in debtor rating
      standards (Exhibit B, C and D)                   342,018      276,888
    - Contra to contingency
      account credit balances                        6,053,889    6,933,973

                                                   ----------------------------
     CONTROL ACCOUNTS                               18,643,839   22,885,131
                                                   ----------------------------
      - Checks to be credited                          263,111      556,695
      - Other                                           40,081        5,673
      - Contra to control account credit balances   18,340,647   22,322,763

                                                   ----------------------------
      DERIVATIVE ACCOUNTS (Note 13 and 14)             183,013      830,975
                                                   ----------------------------
      - "Notional" value of call options sold           29,637       17,831
      - "Notional" value of put options sold               ---      221,433
      - Contra to derivatives account
        credit balances                                153,376      591,711

                                                   ----------------------------
      FIDUCIARY ACCOUNTS                                63,043       69,731
                                                   ----------------------------
       - Contra to fiduciary account credit balances    63,043       69,731
-------------------------------------------------------------------------------

Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.



                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                     DELOTTE & Co. S.R.L.
                                                 (Commercial Society Record
                                              C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)


                       /s/ARNALDO L. GOMEZ YICHE      /s/ ALBERTO BANDE
                       ARNALDO L. GOMEZ YICHE            ALBERTO BANDE
                          Chief Accountant                Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. -                                - 4 -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107


                               STATEMENT OF INCOME
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
     PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Translation of financial statements originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

-------------------------------------------------------------------------------
                                                            2002       2001
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
A.   FINANCIAL INCOME                                   3,173,469  2,071,980
-------------------------------------------------------------------------------
     - Interest on cash and due from banks                 33,659     52,242
     - Interest on loans to the financial sector            3,437     29,318
     - Overdraft interest                                 235,876    427,702
     - Interest on promissory notes                       185,486    604,359
     - Interest on real estate mortgage loans             163,634    235,452
     - Interest on collateral loans                        17,399     40,635
     - Credit card interest                                50,124     97,466
     - Interest on other loans                             39,121    102,260
     - Interest on other receivables from
       financial transactions                              10,714      9,309
     - Net gain on government and private securities      457,808    265,192
     - Gain on guaranteed loans - Decree 1387/01           88,741        ---
     - Adjustment for C.E.R. clause                     1,553,464        ---
     - Other                                              334,006    208,045

------------------------------------------------------------------------------
B.   FINANCIAL EXPENSE                                 (2,366,614) (1,112,711)
------------------------------------------------------------------------------
     - Interest on checking accounts                     (226,914)   (16,646)
     - Interest on savings deposits                       (13,837)   (42,586)
     - Interest on certificates of deposits              (306,666)   645,999)
     - Interest on financial sector's financing            (4,672)    (4,187)
     - Interest on other liabilities from
       financial transactions                            (375,416)  (247,405)
     - Other interest                                     (82,379)   (25,668)
     - Net expense from options                            (2,660)    (4,311)
     - Adjustment for C.E.R. clause                     1,272,726)       ---
     - Other                                              (81,344)  (125,909)

-------------------------------------------------------------------------------
     GROSS MARGIN ON FINANCIAL TRANSACTIONS               806,855    959,269
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
C.   PROVISION FOR LOAN LOSSES AND OTHER
     RECEIVABLES FROM FINANCIAL TRASACTION             (1,030,779)  (338,757)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
D.   SERVICE CHARGE INCOME                                295,491    560,920
-------------------------------------------------------------------------------
     - Related to assets                                   31,450     69,402
     - Related to liabilities                             130,160    187,425
     - Other commissions                                   12,674     70,444
     - Other (Note 7.g) )                                 121,207    233,649

-------------------------------------------------------------------------------
E.   SERVICE CHARGE EXPENSE                               (47,881)  (105,964)
-------------------------------------------------------------------------------
     - Commissions                                        (29,981)   (73,285)
     - Other (Note 7.h) )                                 (17,900)   (32,679)

-------------------------------------------------------------------------------
F.   MONETARY INCOME / (LOSS) FROM
     FINANCIAL TRANSACTIONS                            (1,121,568)       ---
----------------------------------------------------------------------------
G.   OPERATING EXPENSES                                  (520,702)  (845,909)
----------------------------------------------------------------------------
     - Personnel expenses                                (285,823)  (439,866)
     - Directors' and statutory auditors' fees               (148)      (629)
     - Other fees                                         (17,003)   (58,560)
     - Advertising and publicity                          (11,023)   (34,455)
     - Taxes                                              (18,730)   (24,426)
     - Other operating expense (Note 7.i) )              (154,823)  (226,043)
     - Other                                              (33,152)   (61,930)
-------------------------------------------------------------------------------
H.   MONETARY INCOME / (LOSS) FROM FINANCIAL TRANSACTIONS  (2,294)       ---
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     NET GAIN / (LOSS) ON FINANCIAL TRANSACTIONS       (1,620,878)   229,559
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
I.   OTHER INCOME                                         119,468    148,008
-------------------------------------------------------------------------------
     - Income from long-term investments in
       other companies                                      1,969     54,683
     - Punitive interest                                    5,106      4,639
     - Receivables recovered and allowances
       restored to income                                  70,312     70,754
     - Adjustment for C.E.R. clause                            59        ---
     - Other (Note 7.j))                                   42,022     17,932
-------------------------------------------------------------------------------
J.   OTHER EXPENSE                                        (81,601)   (65,283)
-------------------------------------------------------------------------------
     - Punitive interest and charges payable
       to the B.C.R.A                                         (59)      (106)
     - Allowances for doubtful accounts and
       other allowances                                   (52,207)   (29,566)
     - Other (Note 7.k) )                                 (29,335)   (35,611)
-------------------------------------------------------------------------------
K.   MONETARY INCOME FROM OTHER OPERATIONS               (176,477)       ---
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     NET (LOSS) / INCOME BEFORE INCOME TAX             (1,759,488)   312,284
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
L.   INCOME TAX                                               ---    (36,536)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     NET INCOME FOR THE PERIOD PRIOR TO
     THE ABSORPTION - (LOSS) / GAIN                    (1,759,488)   275,748
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
     ABSORPTION SUBJECT TO THE APPROVAL OF THE
     STOCKHOLDERS' MEETING:                               885,842        ---
-------------------------------------------------------------------------------
     - With unrealized valuation difference               885,842        ---

            NET INCOME FOR THE PERIOD AFTER THE
              ABSORTION - (LOSS) / GAIN                  (873,646)    275,748
-------------------------------------------------------------------------------

Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.



                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                     DELOTTE & Co. S.R.L.
                                                 (Commercial Society Record
                                              C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)


                       /s/ARNALDO L. GOMEZ YICHE      /s/ ALBERTO BANDE
                       ARNALDO L. GOMEZ YICHE            ALBERTO BANDE
                          Chief Accountant                Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107


                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
     PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Translation of financial statements originally issued in Spanish - See note 19)

--------------------------------------------------------------------------------------------------------------------------- --------
                                                 2002                                                                          2001
--------------------------------------------------------------------------------------------------------------------------- --------
                                               NONCAPITALIZED                  EARNINGS
           MOVEMENTS                  CAPITAL  CONTRIBUTIONS  ADJUSTMENTS                   UNREALIZED
                                       STOCK   --------------     TO           RESERVED     VALUATION  UNAPPROPIATED
                                                 SHARE ISSUE  STOCKHOLDERS' -------------- DIFFERENCES   EARNINGS    TOTAL     TOTAL
                                                   PREMIUMS      EQUITY     LEGAL    OTHER
--------------------------------------------------------------------------------------------------------------------------- --------

1. Restated balance at the beginning
   of the fiscal year (A)             346,742      398,330      695,746  741,959  190,255     ---       (22,594) 2,350,438 2,966,421


2. Distribution of the unappropiated
   earninngs approbed by the Regular
   Shareholders' Meeting held on
   april 27, 2001, and by the
   Directory on june 19, 2001,
   agreed by the authorization of
   the Regular Shareholders' Meeting
   held on april 27, 2001:
   - Dividends in cash                                                                                                     (509,234)


3. Unrealized valuation differences
   as a consequence for the
   compensation of the net foreing
   currency position                                                                       908,436                 908,436


4. Net income for the period -
   (loss)/gain                                                                                      (1,759,488) (1,759,488)  275,748


5. Balance at the end of the period   ------------------------------------------------------------------------------------- --------
   prior to the absorption            346,742      398,330      695,746  741,959  190,255  908,436  (1,782,082)  1,499,386 2,732,935
                                      ------------------------------------------------------------------------------------- --------
                                      ------------------------------------------------------------------------------------- --------

6. Absorption subject to approval of
   Shareholders' Meeting approving
   the financial statements for the
   year ended December 31, 2002:
   - with unrealized valuation
   difference:
      a) From unappropiated earnings                                                       (22,594)     22,594
      b) From Income for the period                                                       (885,842)    885,842


                                      ------------------------------------------------------------------------------------- --------
7. Balance at end of the period
   after the absorption               346,742      398,330      695,746  741,959  190,255     ---     (873,646)  1,499,386 2,732,935
                                      ------------------------------------------------------------------------------------- --------
                                      ------------------------------------------------------------------------------------- --------
                                                                    (1)               (2)
--------------------------------------------------------------------------------------------------------------------------- --------


(A) The balances at the beginning of the year, express in historical pesos as of December 31, 2001, have been approved by the
    Regular and Special Shareholders' Meeting held on may 29, 2002.

(1) Adjustments to the Stockholders' Equity
           Net Worth Adjustment Fund-Appraisal Revaluation Reserve        98,991
           Adjustment to capital                                         596,755
                                                                         -------
                                                                         695,746

(2) Earnings Reserved - Other
    Mandatory Reserves         3,520
    Vo1untary Reserves       186,765

                             -------
                             190,255

Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.

                                        Signed for identification purposes
                                         with our report dated 01-07-2003
                                                DELOTTE & Co. S.R.L.
                                              (Commercial Society Record
                                              C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)

        /s/ARNALDO L. GOMEZ YICHE                       /s/ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                          ALBERTO BANDE
              Chief Accountant                                Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107


                            STATEMENT OF CASH FLOWS
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
   PRESENTED COMPARATIVELY WITH SAME THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Translation of financial statements originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

--------------------------------------------------------------------------------
                                                           2002          2001
                                                       -------------------------

               CHANGES IN CASH
               ---------------                         -------------------------
RESTATED CASH AND DUE FROM BANKS AT BEGINNING
  OF FISCAL YEAR                                        2,837,458     2,394,989
                                                       -------------------------
(Decrease) / Increase in cash                          (1,925,359)      983,115
                                                       -------------------------
CASH AND DUE FROM BANKS AT END OF PERIOD                  912,099     3,378,104
                                                       -------------------------


          CAUSES OF CHANGES IN CASH
          -------------------------
Financial income collected                              1,632,494     1,869,544
Service charge income collected                           295,192       560,843

Less:
Financial expense paid                                 (1,648,882)   (1,132,317)
Service charge expense paid                               (54,084)      (96,675)
Operating expense paid                                   (545,805)     (771,716)
                                                       -------------------------
CASH PROVIDED BY RECURRING OPERATIONS                    (321,085)      429,679
                                                       -------------------------
Other sources of cash:
  - Net decrease in government and private
    securities                                             ---        1,627,622
  - Net decrease in loans                               8,183,929       473,776
  - Net decrease in other receivables from
    financial transactions                              4,400,069     6,069,846
  - Net decrease in other assets                          646,484        ---
  - Other sources of cash                                  75,655       117,235
                                                       -------------------------
OTHER CASH PROVIDED                                    13,306,137     8,288,479
                                                       -------------------------
Other uses of cash:
  - Net increase in government and private
    securities                                          1,480,324        ---
  - Net increase in other assets                           ---          170,603
  - Net decrease in deposits                           10,523,727     1,414,041
  - Net decrease in other liabilities from
    financial transactions                              1,564,161     5,601,591
  - Net decrease in other liabilities                     306,566        39,975
  - Cash dividends paid                                    ---          508,171
  - Other uses of cash                                        536           662
                                                       -------------------------
TOTAL CASH USED                                        13,875,314     7,735,043
                                                       -------------------------

MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS     (1,035,097)       ---

                                                       -------------------------
                     (DECREASE) / INCREASE IN CASH     (1,925,359)      983,115
                                                       -------------------------
--------------------------------------------------------------------------------

Notes 1 to 19 to the Financial Statements and the accompanying Exhibits A through N are an integral part of these statements.



                                         Signed for identification purposes
                                          with our report dated 01-07-2003
                                                 DELOTTE & Co. S.R.L.
                                              (Commercial Society Record
                                           C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)

         /s/ARNALDO L. GOMEZ YICHE                  /s/ALBERTO BANDE
            ARNALDO L. GOMEZ YICHE                     ALBERTO BANDE
               Chief Accountant                           Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


1. MACROECONOMIC SITUATION OF THE FINANCIAL SYSTEM AND THE BANK. SUBSEQUENT EVENTS TO THE PERIOD END


     1.1. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES TO ECONOMIC LEGISLATION AND REGULATIONS

          The economic and financial situation in Argentina deteriorated unrelentingly over the last few months; this was basically reflected in an increase in sovereign risk, diminishing reserves, continuing fiscal imbalance, lower deposits in the financial system overall, deeply recessionary conditions with significant drops in both consumption and investment, decreased actual cash flows, difficulties to settle short-term debt and a deteriorating chain of payments.

          On November 1, 2001, the Federal Government announced a new economic plan, the main measures of which related to the comprehensive restructuring of public debt at lower interest rates, launching a plan to revive the economy, and other fiscal measures, while the convertibility law (whereby the Argentine peso was pegged at par with the US dollar) and the balanced-budget law were to remain in effect.

          Although the domestic phase of the national public-debt restructuring process pursuant to Decree No. 1387/01 was successful, a new crisis broke out on November 30, 2001, triggered by the loss of deposits out of the financial system, which led the Government to issue Decree No. 1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

          By the end of the year 2001, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, domestic and foreign, was declared.

          On January 6, 2002, National Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced deep changes to the economic framework effective until then and, particularly, amended the Convertibility Law (whereby the Argentine peso was pegged at par with the US dollar) which had been in effect since March 1991; Law No. 25,561 also empowered the Federal Executive to issue additional monetary, financial and foreign exchange measures aimed at overcoming the economic crisis in the medium term. Among other measures, the abovementioned Law and the administrative order thereto provided:


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          a) The switch into pesos of certain debts towards the financial sector originally denominated in US dollars and outstanding as of December 31, 2001, at the exchange rate of one Argentine peso
               (ARS) to each US dollar;

          b) The switch into pesos of private contracts stipulated in US dollars or including indexation clauses, over a term of 180 days, at the exchange rate of ARS 1 to each US dollar;

          c) The switch into pesos at the exchange rate of ARS 1 to each US dollar of public utility rates priorly stipulated in US dollars, to be subsequently renegotiated on a case-by-case basis;

          d) The implementation of a new system levying duties on the export of oil and gas;

          e) Empowering the Federal Executive to establish compensatory measures to avoid imbalances in financial institutions that may result from the switch into pesos of certain receivables.

          f) The establishment of a dual exchange market, with an "officially-ruled" foreign exchange market (at an exchange rate of US$ 1=ARS 1.40) and another "free" exchange market (floating rate).

          The "switch into pesos" governmental system as of that date kept, in general terms, the financial system balance (since the imbalances generated by the asymmetrical exchange rates were low with reference to the total assets and liabilities of the financial system). The reaction of different sectors of the economy forced the Federal Government to apply significant changes to the original regulations, that emphasized the original asymmetry. In addition, the injunctions pursuant to constitutional protection actions that require deposits to be reimbursed, without rendering an opinion of the substance of the matter. Furthermore, the profound crisis which broke loose among the Nation powers due to the beginning of political trial to the judges from the Supreme Court of Justice deepened the economic crisis and the system.

          Subsequently, new rules (Decrees No. 214/02 and No. 410/02, among others) were issued that amended or supplemented existing rules and regulations. The main new measures were:

          a) The switch into pesos of all obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and public sectors' obligations to deliver sums to which foreign law is applicable;

          b) The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of ARS 1.4 to each US dollar, or its equivalent in other currencies;


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          c) The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies, whatever the amount or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

          d) The conversion into pesos of obligations to deliver monies, stipulated in US dollars or other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of ARS 1 to each US dollar, or its equivalent in other currencies;

          e) The adjustment of all receivables and payables referred to in points (b) through (d) by applying a "Coeficiente de Estabilizacion de Referencia" (CER - Benchmark Stabilization Coefficient) that is to be published by the Central Bank of the Argentine Republic (BCRA) and, additionally, the application of a minimum set interest rate for deposits and a maximum set interest rate for loans. The CER is applicable as from the publication of Decree No. 214/02. Obligations of any nature or origin arising after the enactment of such Law No. 25,561, shall not be allowed to contain and shall not be subject to adjustment clauses;

          f) The issuance of a Bond to be borne by the Federal Treasury to compensate the imbalances in the financial system resulting from the exchange difference caused by the switch of deposits with and payables to the financial system mentioned in points b) and c) above.

          Below are enumerated the main measures adopted by the Federal Government that were in effect as of filing date of these financial statements:


          a)   Relevant issues of the exchange system

               Decree No. 71/02 of the Federal Executive and Communique "A" 3425 of the BCRA established an "official-ruled" foreign exchange market, basically for exports and certain imports and financial transactions, and another "free" exchange market (floating rate) for all other transactions. The officially-ruled exchange rate was set at ARS 1.4 to each US dollar, while the exchange rate on the "free market" at close of business of January 11, 2002, (the first day the foreign exchange market reopened after being suspended since December 23, 2001), ranged from ARS 1.60 to ARS
               1.70 to each US dollars, selling price. Later, by Decree No. 260/02 of February 8, 2002, the Federal Executive Branch established a single and free market through which all foreign exchange transactions are to be channeled as from the date of issuance of such Decree. Foreign exchange transactions are to take place at freely agreed-upon rates, subject to certain requirements and to the regulations to be set by the BCRA.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          Foreign exchange transactions in the floating market have, among others, the following characteristics:

          a) The exchange is determined by the free interplay of supply and demand. As of September 30, 2002, the selling exchange rate was US$ 1 = ARS 3.75 (while at the filing date of these financial statements, it was US$ 1 = ARS 3.28).

          b) Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

          c) Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

          d) Foreign currency will be sold only against the delivery of peso notes. Other payment instruments are accepted, as defined by the BCRA.

          e) Transfers abroad to be made by the financial and nonfinancial private sector and by government companies have to be authorized by the BCRA, according to the characteristics of the related payment.

          f) Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

          g) The requirements established by tax and money laundering prevention laws must be complied with.

          Foreign trade transactions and services to be settled in such market are regulated by the BCRA as to the transactions to be settled, terms and manner to credit the accounts.

          The BCRA has regulated the purchase and sale of US dollars on behalf of the BCRA. Such transactions will be conducted through Financial Institutions that have enrolled in the system. The regulations will include the transaction amounts and formal requirements.

          Communique "A" 3511 of March 14, 2002, issued by the BCRA established restrictions on the "Posicion General de Cambios" (FEP - Foreign Exchange Position) of financial institutions, which is mainly formed by holdings in foreign currency, plus foreign currency cash held in Argentina or abroad, and foreign currency forward transactions. The FEP of each Bank will not exceed 5% of the computable equity of each Bank as of the end of November 2001. Should that limits be exceeded, such exceed has to be cured within certain dates established by the BCRA.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



          By Communique "A" 3844, the B.C.R.A established as a maximum limit of the FEP on 6% of the computable equity recorded as of November 30, 2001, with a minimum equivalent to U$S 1,000,000 for banking entities, from January 2, 2003 as the date in force.

          On the other hand, as the date of issuance of these current financial statements, the B.C.R.A approved a series of measures (Communique N 45.551) which aim at the gradual normalization of the foreign exchange market and the flow of commercial and financial foreign currencies, in which the following are distinguished:

               - Import and export payment of capital goods are made flexible. As regards imports, 100% payment in advance of the purchases of capital goods, spares, and parts and pieces. (Communique "A" 3846)

               - As regards exports, the time limit for foreign currency liquidation for the external sales of capital goods and plant's goodwill with "key in hand" are extended, eliminating with both measures, the commercial obstacles to the machinery and equipment investment , as at the same time the credit access for national producers is enabled. (Communique "A" 3847).

               - The restrictions for the service payments of private debt assumed with external creditors are made more flexible, freeing the financial interest payments and certain capital payments up to now subject to the B.C.R.A previous permission are authorized automatically, as it is detailed under Communique "A" 3843, thus, enabling the process of financial normalization faced by the Argentine enterprises indebted abroad.

               - The access to the exchange rate market on the side of individual and entities is extended, increasing the authorized amounts of monthly foreign currency purchases of the current U$S 100,000 to U$S 150,000, as well as the foreign currency holding on the side of financial entities. (Communique "A" 3845).


          b) Compensation to Financial Institutions for the effects of devaluation and switch into pesos of certain assets and liabilities.

               According to the provisions of Law No. 25,561 and of sections 2, 3 and 6 of Decree No. 214/02, as amended and supplemented, a significant portion of the assets and liabilities were switched into ARS. Sections 28 and 29 of Decree No. 905/02 of June 1, 2002, established a compensation for financial institutions.

               Under such sections, the Ministry of Economy will deliver Federal Government Bonds denominated in ARS and US dollars to the financial institutions as a full and final compensation, for the negative


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into ARS.

               The BCRA by Communiques "A" 3650 and "A" 3716, as supplemented, determined the compensation procedures as follows:

               a) The reference point considered was the Bank's financial statements as of December 31, 2001, where the assets included the guaranteed loans to the Federal Government as mentioned in point c.1) below.

               b) The shareholders' equity resulting from the balance sheet mentioned in a) was adjusted by applying the ARS 1.40 to US$ 1 exchange rate, or its equivalent in any other currency, to the net position in foreign currency.

               c) The amount to be compensated is the positive difference between the adjusted shareholders' equity determined on the basis of b) above and the shareholders' equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

               d) The compensation for each Financial Institution, determined in ARS, will be paid by delivering "2% Federal Government Bonds in Argentine pesos maturing in 2007".

               e) Financial Institutions will have the right to request the Bond swap mentioned in d) for "LIBOR 2012 Federal Government Banks denominated in US dollars " at the ARS 1.40 to USD 1 exchange rate, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

               f) The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in ARS received as a compensation. The subscription price of such will be ARS 140 to US$ 100, nominal value.

               g) For purposes of financing the subscription of Bonds referred to in f), the BCRA may grant advances to such financial institutions.

               h)   The Decree No.2167/02 dated October 28, 2002, modified the
                    Article 29 of Decree No.905/02, establishing that to the effects of the compensation estimate, the assets which have been reached


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


                    by the Decrees No.214/02 and No.471/02 recorded in branches and subsidiaries abroad of local financial entities will be included in the Bank's asset. On the other hand, under "Communique "B" 7564 of October 24, 2002, the BCRA published certain standard interpretations regarding the treatment of specific operations in relation to the compensation estimate described above. Finally, the Communique "A" 3825, established a new informative requirement with submission date of December 23, 2002, which incorporates, among other modifications, those established on the above mentioned standards.


     c)   Financial assistance to the public and private sectors

          c.1) Guaranteed loans - Decree No. 1387/01

               On November 1, 2001, by Decree No. 1387/01, The Federal Executive instructed the Ministry of Economy to offer, under voluntary conditions, the swap of the federal and provincial public debt for guaranteed loans granted by the Federal Government or the Fiduciary Fund for Provincial Development, intending to obtain a reduction of the interest on the bonds swapped and the extension of amortization periods.

               Decrees No.1387/01 and 1646/01 established the basic characteristics of such guaranteed loans. Additionally, Decree No. 471/02 provided, among other things, the conversion into Argentine pesos of all the obligations of the Federal, Provincial or Municipal public sector denominated in foreign currency, which are only subject to Argentine law at the ARS 1.40 to US$ 1 rate or equivalent in any other currency, and adjusted according the CER and the interest rate applicable to each type of public bond and guaranteed loan, based of its average life and the currency in which it was originally issued.

               Subsequently, the Federal Executive issued Decree No. 644/02 establishing the steps to be followed by banks to accept the new conditions (conversion at the ARS 1.40 to US$ 1 rate, CER application and modification of the interest rate), for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, the banks receive the securities originally submitted for the swap.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          c.2) Swap of provincial debt.

               On October 25, 2002 and November 12, 2002, the Ministry of Economy issued Resolutions No. 539/02 and No.611/02 respectively, which established in detail the procedure for swapping provincial debt. Such swap comprises the payables of the Provinces to financial institutions, provincial government securities, indirect payables of government-sector agencies and payables towards the Fiduciary Fund for Provincial Development. The procedure involves the issuance by the Fiduciary Fund for Provincial Development of a debt instrument with a 16-year term and a three-year grace period. Collection shall be secured by up to 15% of the federal revenue-sharing to be received by each province earmarked for covering its obligations. The debt instrument to be issued will have several possibilities of application; for example, it will be accepted as collateral to receive the BODEN that will, in turn, be delivered to depositors. In addition, they will be quoted on the Mercado Abierto Electronico (MAE-Open Electronic Market) and all stock exchanges and securities markets in Argentina.

               Additionally, a time limit was established with the aim that those Financial Entities which had formulated offers to swap the provincial debt in the frame of Decree No.1387/01 and its complementary standards , express their will to withdraw them (10 working days from the moment into which Resolution No.539/02 was put into force for provincial public debt represented in Loans and 15 working days from the above mentioned date for the provincial public debt represented in Government Securities, Bonds or Treasury Notes).

               Subsequently, as of November 19, the Ministry of Economy issued Resolution No.624/02, by which the public provincial debt eligible for the operation described in the article 12 of Decree No.1579/02 is established and certain public provincial debt eligible for the operation described in the article 1 of Decree No.1579/02 is excluded.

          c.3) Financial assistance to the private sector - Maximum rates.

               Decree No. 214/02 established that certain debts in US dollars or other foreign currency to the Financial System, regardless of their amount and nature, be converted into Argentine pesos at the ARS 1 to US$ 1 or its equivalent in any other currency. Furthermore, as from February 3, 2002, the CER and a maximum interest rate determined by the BCRA in Communique "A" 3561 became applicable to such loans. Interest rates are determined on the basis of whether the lender is an entity or an individual and depending on the loan's guarantee, and the interest rate caps are 6% and 8%.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



     d)   Amendment of the bankruptcy and insolvency law

          On January 30, 2002, the National Congress enacted Law No. 25,563 whereby it declared a state of productive and credit emergency originated in the Argentine crisis. Such emergency will extend until December 10, 2003. The law established, among other things:

          a) Suspension for 180 days as from the effective date of the law of all insolvency proceedings and court and out-of-court sales (included foreclosures and enforcement of security interests of any origin).

          b) Suspension for 180 days of any petition in bankruptcy. Subsequently, Law No. 25,640 of September 11, 2002, extended such term for 90 days.

          Later, on May 15, 2002, the Federal Government enacted Law No. 25,589 on bankruptcy and insolvency proceedings introducing modifications to the above law. The main changes are:

          a) in 90 days or within the longer term determined by the court, the debtor will have an exclusivity period to submit proposals to reach a compromise with credits.

          b) In bankruptcy proceedings the reinstatement of "cram down", a mechanism whereby it is possible for creditors to take over the indebted companies.


     e)   CER application

          Receivables and payables denominated in foreign currency as of the enactment of Law No. 25,561 were converted into Argentine pesos at the ARS 1 to US$ 1 or ARS 1.40 to US$ 1, as applicable. Such receivables and payables are updated by application of the CER.

          Loans converted into ARS will be indexed on the basis of the CER under the above terms, plus a maximum interest rate established by the BCRA, except in the case of (i) loans granted to individuals secured by a collateral constituting the single dwelling home, (ii) personal loans, whether secured by a mortgage or not, originally agreed up to the amount of ARS 12,000, US dollars or its equivalent in other currency, and (iii) personal loans, secured by a security interest or not, originally agreed up to the amount of ARS 30,000, US dollars or its equivalent in any other currency, that will be adjusted as from October 1, 2002, on the basis of a "Coeficiente de Variacion de Salarios" (CVS - Salary Variation Coefficient) that will be published by the Instituto Nacional de Estadistica y Censos (INDEC).


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          Law No. 25,642 of September 12, 2002, extended until September 30, 2002, the start of the application of the CER established by section 4 of Decree No. 214/02 for all obligations of individuals and/or entities to pay a sum of money not in excess of ARS 400,000.

          The interest rates effective as of February 2, 2002, are to be maintained until the abovementioned date of September 30, 2002, and as from October 1, 2002, the respective loans will accrue lower of that same interest rate or the financial system average rate for such transactions over 2001 as published by the BCRA.

          Rescheduled deposits converted into ARS will be subsequently indexed on the basis of the CER published by the BCRA, that will be applied as from February 3, 2002 (date of publication of Decree No. 214/02), plus a minimum interest rate established by the BCRA.


     f) Deposits. Reprogramming. Replacement by Federal Governments Securities (Swaps I and II)

          f.1) Reprogramming of balances

               As mentioned in preceding paragraphs, the Federal Executive, through Decree No. 1570/01, established severe restrictions on the withdrawal of funds from banks. Subsequently, authorities issued a series of regulations that altered the original terms and reprogrammed repayment due dates for deposits held by the Financial System. Through a series of Communiques, the BCRA set a schedule for repayment deposits that depended on the currency of denomination and the amount deposited, as follows:

          -    Deposits denominated in pesos (fixed-term deposits):


                                                               Number of
                    Amount (in thousands of pesos)            installments            Repayment schedule
               ------------------------------------------   -----------------    -----------------------------
               From ARS 0,4 and up to ARS 10                       4             As from March 2002
               From ARS 10 to ARS 30                               12            As from August 2002
               Larger than ARS 30                                  24            As from December 2002

               Reprogrammed deposits, originally stipulated in pesos, shall accrue interest at a nominal annual rate of 7% on outstanding balances, payable on a monthly basis as from February 2002. Installments to amortize the principal of such deposits shall be monthly and consecutive.



                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          - Deposits denominated in foreign currency switched into pesos at the exchange rate of ARS 1.4 to each US dollar (checking account deposits in excess of US$ 10,000, savings account deposits in excess of US$ 3,000 and fixed-term deposits):


                                                               Number of
                    Amount (in thousands of pesos)            installments            Repayment schedule
               ------------------------------------------   -----------------    -----------------------------
               From ARS 1.2 and up to ARS 7                        12            As from January 2003
               From ARS 7 and up to ARS 14                         12            As from March 2003
               From ARS 14 and up to ARS 42                        18            As from June 2003
               More than ARS 42                                    24            As from September 2003


               Reprogrammed deposits originally stipulated in foreign currency shall accrue interest at a nominal annual rate of 2% on outstanding balances, payable monthly as from February 2002. Installments to amortize the principal of such deposits shall be monthly and consecutive.

               As of November 22, 2002, the Ministry of Economy issued Resolution No.668/02 by which it is established that as from December 2, 2002 the restrictions to the amounts which can be extracted from the deposit accounts established by Resolution No.06/02 and amendments are eliminated, incorporating those accounts into the system of accounts of free availability established in virtue of the article 26 of Decree No.905/02

          f.2) Swap I

               Decrees No. 494/02 of March 13, 2002, and 620/02 of April 17, 2002, established the general conditions and the procedure through which the owners of deposits in foreign currency and in ARS may exercise the option to receive "Federal Government Bonds in US Dollars at a 2% rate maturing in 2012", "Federal Government Capitalized Bonds in US dollars at LIBOR plus 1% maturing in 2012" and "Federal Government Bonds in Argentine pesos at a 3% rate maturing in 2007", within the term established by Decree No. 620/02, i.e. by April 30, 2002.

               For the purpose of improving the conditions of the securities to be issued and to make the above option more attractive, the Federal Executive issued Decree No. 905/02, which established the options that will be available to depositors on the features of their deposits (Swap I). The owners of deposits originally made in foreign currency that were converted into ARS and then reprogrammed will have the option to receive through the Financial Institution where they made their deposit, as total or partial payment of such deposits, "Federal Government Bonds in US dollars at LIBOR and maturing in 2012", at the rate of US$ 100 in nominal value for every ARS 140 deposited.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               On the other hand, the owners of deposits originally made in Argentine pesos in financial institutions and the owners of deposits originally made in foreign currency and that were converted into ARS and rescheduled will have the option to receive through the financial institutions, as a total or partial payment of such deposits, "Federal Government Bonds in Argentine pesos at a 2% rate".

               Finally, the owners of deposits, regardless of their currency of origin, that are (a) individuals aged 75 or older, (b) individual that received the deposit amount as severance payments or payment of a similar nature due to labor termination, and (c) individuals undergoing situations that pose a threat to their life, health or physical integrity will have the option to receive through the financial institution, as a total or partial payment of such deposits, for up to the amount that was reprogrammed, "Federal Government Bonds in Us dollars at LIBOR maturing in 2005", at the rate of US$ 100 in nominal value for every ARS 140 deposited.

               The owners of deposits originally made in foreign currency in financial institutions that have a reprogrammed deposit for up to ARS 10,000 will have the option to receive through the financial institution, as a total or partial payment of such deposits, for up to the abovementioned amount "Federal Government Bonds in US dollars at LIBOR maturing in 2005".

               Subject to the provision of guarantees, the BCRA will grant financial institutions advances in pesos for the amounts necessary to acquire the Bonds mentioned above, so that financial institutions are able to supply the bonds requested from them.

               Financial institutions have to secure at least 100% of such advances with assets taken at their book value, according to the rules of the BCRA, following the priority order established by section 15 of such Executive Order.

               Finally, the owners of checking accounts, savings accounts and other demand deposits will have the option of acquiring through the financial institution "Federal Government Bonds in US dollars at LIBOR maturing in 2012" and/or "Federal Government Bonds in Argentine pesos at 2% rate maturing in 2007". The owners of checking accounts, savings accounts and other demand deposits who are individuals will have the option of submitting bids for acquiring "Federal Government bonds in US dollars at LIBOR maturing in 2005".

               As of the date of issuance of these financial statements , the period to opt for the swap I has concluded.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          f.3) Swap II

               On September 17, 2002, the Federal Executive issued Decree No. 1836/02 that established the basis for the second deposit swap. Such decree established the options of deposit owners and modified some sections of Decree No. 905/02.

               Subsequently, on October 29, 2002, the Federal Executive issued Decree No. 2167/02, which provided as follows:

               a) Holders of certificates of reprogramed deposits where such deposits were originally made in foreign currency shall be entitled to opt to receive as transfer in payment of such certificates, Federal Government Bonds denominated in US dollars maturing in 2013 and/or transform the rescheduled balance into fixed-term notes issued by the Bank together with an option to convert into original currency issued by the Federal Government. Holders of such certificates are entitled to exercise the options granted for the full amount or a portion thereof, and may even combine both, within the term set by the Decree.

               b) Irrespective of the provisions of point a) above, in the case of deposits having a rescheduled balance of up to 7, whether originally denominated in Argentine pesos or foreign currency, the Bank involved is required, upon the holder's request, to repay such certificates at their notional value on payment date.

               In this connection, on October 31, 2002, the Ministry of Economy issued Resolution No. 558/02 that extended by 30 banking working days the term over which depositors could opt to swap their deposits for Federal Government Bonds.

               For purposes of obtaining such Bonds, the financial institutions must first apply their holding in Federal Government Bonds at a 9% rate maturing in 2002. For the remaining amount of bonds to be subscribed on behalf of depositors, financial institutions may opt between:

               a) Swap them for Federal Government Bonds at a 2% rate in Argentine pesos maturing in 2007 received as a compensation as described in 1.1.b), Federal Government Guaranteed Loans converted into pesos by Decree 471/02 and Provincial Public Sector Debts covered by Decree 1387/01, including those incurred by the Fiduciary Fund for Provincial Development.

               b) Obtaining advances from the BCRA in ARS secured by guarantees in the amount required to acquire the abovementioned Bonds, so that financial institutions may comply with the requests from depositors. Financial institutions will provide security covering such 100% of such advances with assets considered at their book value, according to the BCRA rules, in the order priority established in section 15 of such Decree.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               c) Pay them with their own resources without receiving the BCRA's financial assistance.

               Subsequently, on December 13, 2002, the B.C.R.A, by Communique "A" 3833, extended the time limit until March 12, 2003, inclusive, so as to be able to opt for "Federal Government Bonds in U.S dollars maturing in 2013" or the transformation of the reprogrammed receivables in Certificate of Deposit Bills in pesos".


     g)   Legal actions

          The measures adopted by the Federal Executive in connection with the public emergency situation in political, economic, financial and foreign exchange matters led individuals and business enterprises to lodge constitutional protection actions against the Federal Government and the BCRA on grounds that the Public Emergency Law and its supplementary regulations violate their rights as enshrined in the Argentine Constitution. In addition, given that several courts have ruled that the measures adopted by the Federal Executive are unconstitutional insofar as they restrict the withdrawal of deposits and provide mandatory switching into pesos at the exchange rate of US$ 1 = ARS 1.4, the Bank has been served notice of injunctions, mainly under constitutional protection actions, that order the return of deposits in cash in amounts exceeding those allowed by current regulations and/or the release of rescheduled deposits, and/or the inapplicability of legislation, decrees or regulations issued by National Congress, the Federal Executive or the BCRA.

          On March 11, 2002, the Asociacion de Bancos Publicos y Privados de la Republica Argentina (Argentine Association of Government-owned and Private Banks) and the Asociacion de Bancos de la Argentina (ABA - Argentine Bank Association) filed a "per saltum" appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systemic crisis and on the need to comply with effective regulations to attain an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interests. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

          On April 25, 2002, National Congress enacted Law No. 25,587, on Public Emergency and Foreign Exchange System Reform, which sets forth that in court proceedings of any nature where defendants include financial institutions, and the matter of which regards financial loans, receivables, debts, obligations, deposits or reprogramming that could be considered affected by the provisions of Law No. 25,561 and its administrative order and supplementary measures, the precautionary measures provided


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          by Section 230 of the Federal Civil and Commercial Procedure Code shall only be admissible when there were the danger that the maintenance or any alteration, as the case may be, of the status quo, whether under law or de facto, could interfere with the final judgment or render its execution impossible or ineffective. These statutory provisions, matters of public policy, shall be applicable to all cases in process and all precautionary measures pending execution, whatever the date of the court order.

          Finally, on July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and the court ordering the measure must be given notice that the financial institution acknowledges such measures. Furthermore, the Bank will report, on a weekly basis, all precautionary measures occurred in such week to the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.


1.2. IMPACT OF THE MEASURES ON THE BANK'S PARTICULAR SITUATION

     As mentioned in detail in note 1.1., since the last part of the fiscal year ended December 31, 2001, the Bank, the same as the financial system in general, has had to endure a significant impact on its liquidity position mainly due to withdrawals of deposits, constitutional protection actions lodged by depositors, court injunctions and court-ordered precautionary measures(1), the suspension of foreclosures in aid of collection and the issuance of numerous laws, decrees and Ministry of Economy resolutions and BCRA communiques that caused frequent changes in the Bank's position.

     The liquidity crisis became worse during the second quarter of the year, when withdrawal of deposits (the restrictions on withdrawals produced uncertainty which accelerated the process) and the return of deposits in compliance with constitutional protection actions and precautionary measures reached its peak.

     The situation described above led the Bank's Management to decide the implementation of a program to bolster the Bank's equity and liquidity. For its part, the BCRA's Management, in exercise of its legal powers, required that the Bank formally submit to the BCRA a reorganization and compliance plan. In middle of August of 2002, the Bank filed with the BCRA the required plan, aimed at bringing the bank into compliance



----------

(1) Generic precautionary measure also referred to as "immediately effective precautionary measure", whose subject matter coincides with the purpose of the general process, whereby a judicial resolution is issued without conducting formal proceedings, which are delayed or postponed to safeguard the exercise of the petitioners' right.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     with certain aspects of the statutory minimum cash ratio, which had been affected by the abovementioned liquidity crisis caused by the drop of deposits and by court rulings pursuant to constitutional protection actions brought by depositors as well as changes in prudential regulations. Such plan incorporated actions already taken, mainly the subordination of credit lines previously granted to the Bank and advances to address illiquidity received from the BCRA. The Bank's Management reported that it had begun performing a plan comprising administrative restructuring, cost cutting and voluntary termination and early retirement of personnel; the Bank also requested a series of additional franchises.

     Detailed below are the measures taken by the Federal Government in effect as of the date of filing these financial statements and which have affected or could affect the Bank's equity and financial position.


     a) Compensation to financial institutions for the effects of the devaluation and conversion into pesos

          As mentioned in note 1.1.b) the amount that the Bank is to receive in compensation under Decree No. 905 /02 and Communiques "A" 3650 and "A" 3716 as supplemented amounts to 1,200,963, as it arises from the following:


                                                                                                      Amount
                                                 Item                                          in thousands of pesos
               --------------------------------------------------------------------------    --------------------------
               (1)  Stockholders'equity as of December 31, 2001                                         1,061,468
               (2)  Net foreign currency positions as of December 31, 2001                              1,094,815
               (3)  40% of net foreign currency positions
                      as December 31, 2001 [(2) x 40%]                                                    437,926
               (4)  Adjusted stockholders' equity  [(1) + (3)]                                          1,499,394
               (5)  Stockholders' equity after switch into pesos                                          298,431
               (6)  Compensation to be received (BODEN 2007 - in thousands
                      of pesos) [(4) - (5)]                                                             1,200,963
               (7)  Negative foreign currency position after switch into pesos (a)                     (1,700,935)
               (8)  Compensation to be received to cover the negative foreign currency position:

                    -    In Compensation Bonds (BODEN 2007)                                             1,200,963
                    -    In advances to be granted by the BCRA                                            499,972
               (9)  Type of government bonds to be received (BODEN 2012
                      in thousands of ARS) (a)                                                          1,700,935



          a) Reflecting the negative position in foreign currency after the compulsory switch into pesos of 1,214,954 thousands of US dollars at the exchange rate of US$ 1 = ARS 1.40, which the Bank is to receive in BODEN 2012.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               Accordingly, the Bank requested Federal Government Bonds denominated in US dollars at LIBOR 2012 for a nominal value of 1,214,953,702 US dollars. Subsequently, on September 11, 2002, the BCRA credited to the Bank's "Central de Registracion y Liquidacion" (CRYL -Registration and Settlement Center) account, i.e. No. 0007213, a nominal value of 727,644,800 US dollars and on December 9, 2002, the B.C.R.A carried out a new credit in the above mentioned account for a nominal value of 2,169,300 US dollars, amounting the total received as of the date of issuance of these Financial Statements to a nominal value of 729,814,100 US dollars. As of September 30, 2002, the Bank keeps recorded under "Private and Government Securities - Holdings in investment accounts", the received Federal Government Bonds BODEN 2012 for the amount of, 2,747,640 and under "Other receivables from financial transactions - Others not included in Debtor Rating Standards", the compensation to be received (residual nominal value and interest accrued receivable) in Federal Government Bonds, for the amount of 1,840,114.

               In addition, the advances to be granted by the BCRA so as to acquire the compensation to be received from the Federal Government - BODEN 2012 - for the amount of 499,972 in concept of capital has been recorded under "Other liabilities from financial transactions - Central Bank of the Argentine Republic - Others".

               As required by BCRA Communique "A" 3703, the compensation received was recorded in January, 2002, as follows:

               - The gain resulting from the asymmetrical switch into pesos, which amounted to 763,037 (in currency as of January, 2002), was allocated to "Financial Income - Others - Gold and foreign currency exchange difference", for the purpose of neutralizing the negative effects of the switch into pesos.

               - The amount of the compensation received for the difference between Stockholders' Equity as of December 31, 2001, and the Stockholders' Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate US$ 1 = ARS 1.4, amounting to 437,926 in currency as of January 2002 (equivalent to 908,436 stated in currency as of September 30, 2002), was allocated to the Stockholders' Equity account "Unrealized valuation difference from compensation of the net position in foreign currency".

          On October 24, 2002, BCRA Communique "B" 7564 set forth certain regulatory constructions on the treatment to be given to certain transactions made with financial entities for estimating the compensation established in sections 28 and 29, Decree No. 905/02.

          Moreover, BCRA Communique A 3800 of November 12, 2002, established that financial entities may, at their discretion, absorb in advance any losses arising throughout the year up to the amount booked as "Retained Unappropriated earnings" and "Unrealized valuation difference for compensation of the net


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          position in foreign currency", absorbing first any unappropriated retained losses booked as of the beginning of the year. Such absorption shall have the Board's approval and adding the decision eventually made by the Shareholders Meeting discussing the financial statements for the year ending December 31, 2002.

          As mentioned in the note 1.1 b), the B.C.R.A , by Communique "A" 3825 dated November 29, 2002, established a new informative requirement related with the compensation established in the Articles 28 and 29 of Decree No. 905/02.

          The Bank has submitted to the B.C.R.A three informative systems regarding the amount to be compensated according to decree No. 905/02 with dates of August 5, September 12 and December 23, 2002 respectively. Such estimates were carried out by the Bank and reviewed by another auditor, in agreement with what has been established by Communiques "A" 3650, 3716, 3825 as supplemented, on which they issued the corresponding special reports submitted to the B.C.R.A. in the above mentioned dates.

          The amount to be compensated with BODEN 2007 - in pesos -, according to what arises from the submission carried out on December 23, 2002, in agreement with what has been established by Communique "A" 3825 as BCRA supplemented, amounts to 1,174,386, amount which the Bank has decided to swap for BODEN 2012.

          The advance to be given by the B.C.R.A for the subscription of the above mentioned BODEN up to the concurrence of negative net position in foreign currency amounts to 532,997. As the date of issuance of these Financial Statements, such amounts were pendent of validity on the side of the B.C.R.A, and consequently, the compliance of the related accounting balances.


          b) Guaranteed Loans - Decree No. 1387/01

               As mentioned in note 1.1 c.1), pursuant to Decrees Nos 1387/01 and 1646/01, the Bank and its subsidiary Santander Riobank - Grand Cayman - submitted for the government debt swap a portion of its government securities holdings and/or loans to the Non-financial public sector outstanding as of November 6, 2001, for a nominal value of 1,084,480,968 US dollars; such securities were swapped into Guaranteed Loans amounting to 1,105,865,000 US dollars.

               Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the financial institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. In this respect, on May 22 and July 18, 2002, the Bank accepted the changes to the conditions of the Guaranteed Loans mentioned above. Consequently, the nominal value finally swapped by Banco Rio de la Plata S.A. amounted to US$ 963,165,619 and the Guaranteed Loans such securities were swapped into amounted to 981,298,000 US dollars.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               Moreover, and as mentioned in note 1.1.c.2) the Bank has submitted before Banco de la Nacion Argentina, in its capacity as fiduciary agent of the Fiduciary Fund for Provincial Development, provincial governments securities and loans granted to the Provincial Public Sector with a nominal value of US$ 586,105,046 to execute the swap established by Decree No. 1387/01. The Federal Government, by Decree No. 1579/02 of August 27, 2002, established a provincial public debt conversion mechanism, detailed in sections 1 to 12 thereof.

               The Ministry of Economy by Resolutions No. 539/02 and No. 611/02 dated October 25, 2002 and November 12, 2002 respectively, approved such Provincial Public Debt Conversion Mechanism, establishing the steps to be followed for submitting, accepting or withdrawing offers for Provincial Public Debt Conversion. In such sense, it established that all financial entities having made offers to convert the Provincial Public Debt under Decree No. 1387/01 have a term of 10 working- day term as from the enforcement of Resolution No. 539/02 for provincial public debt represented in Loans and 15 working days counted from the above-mentioned date for provincial public debt represented in Government Securities , Bonds or Treasury Notes so as to express their will to withdraw such offers. Upon expiration of such term, those offers whose acceptance had been notified by the Banco de la Nacion Argentina will be ratified under Decree No. 1579/02. On the other hand, those offers whose acceptance had not been notified by the Banco de la Nacion Argentina, will be considered Secured Bond Conversion Offers under Decree No. 1579/02.

               Subsequently, on November 19, the Ministry of Economy issued Resolution No. 624/02, by which the provincial public debt eligible for the operation described in article 12 of Decree No. 1579/02 is established and by which certain provincial public debt eligible for the described operation in article 1 of Decree No. 1579/02 is excluded.

               The guaranteed loans are recorded in the financial statements under "Loans- To the non-financial public sector" account for a total of 2,964, 957, including accrued interests receivable as of September 30, 2002, converted to pesos at the exchange rate of $1,40 and updated by the CER , in accordance with what has been established under Decrees No. 1387/01 and 471/02 and net of discounts.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          c)   Application of the CER

               As mentioned in note 1.1.e), the Bank adjusted by the CER the loans that were switched into pesos, as well as the deposits switched into pesos and reprogrammed. This adjustment is recorded in the statement of income under "Financial Income - Adjustment for CER clause" and the "Financial Expense - Adjustment for CER clause" accounts, respectively. The Bank, through ABA has claimed from appropriate authorities compensation for the negative effects to its equity caused by the CER being applied unequally to loans and deposits.

          d) Deposits. Balance reprogramming. Swaps for Government Bonds (Swaps I and II)

               As mentioned in note 1.1.f), by the respective exercise date, the Bank's depositors had taken the following options as regards swapping their deposits for Government Bonds regarding Swap I:

                                                                Amount in
                                                              thousands of
                                Item                               pesos
                    ---------------------------------     ----------------------
                    Section 2 of Decree No. 905/02                  296,139
                    Section 3 of Decree No. 905/02                   19,578
                    Section 4 of Decree No. 905/02                   69,366
                    Section 5 of Decree No. 905/02                    6,253
                    Section 24 of Decree No. 905/02                     848
                                                             --------------
                    Total                                           392,184
                                                             --------------

               The total amount swapped was 392,184, which represents 17.10% of deposits eligible to opt for the swap.

               The Decree No. 905/02 established the proceeding to be followed by financial institutions to award the Federal Government Bonds to depositors. It established that the BCRA will grant advances in pesos for the amounts required for the acquisition of such Bonds and that such advances have to be secured, at least by 100%, with assets according to the priority established in such decree.

               Subsequently, on September 17, 2002, the Federal Executive issued Decree No. 1836/02 , by which it was established that Financial Institutions will subscribe the different series of Federal Government Bonds in US dollars LIBOR 2012 referred in the article 10 of Decree No.905/02 through the swap of Federal Government Bonds 9% 2002 and the rest of the holding to the subscription of Federal


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               Government Bonds foreseen in the articles 11 and 12 of the above-mentioned decree. In addition, the Decree No. 1836/02 established that the financial entities will be able to subscribe , in part or in full, the Bonds which will be awarded to depositors through their swap for "Federal Government Bonds in Pesos 2% 2007", "Guaranteed Loans - Decree No. 1387/01" and "Provincial Government Sector Debts" which have been accepted for the swap transaction foreseen under Decree No. 1387/01 (including the assistance to the Fiduciary Fund for Provincial Development. In this sense, the Bank swapped its holding of "Federal Government Bonds 9% 2002" for the amount of 264,748, and receiving in exchange Federal Government Bonds in US dollars LIBOR 2012 at a nominal value of U$S 189,106,000 and additionally submitted to the B.C.R.A. a letter so as to cancel the options offered by the clients with Federal Government Guaranteed Loans for the amount of 42,211 and Provincial Government Sector Debts for the amount of 85,218.

               In addition, Decree No. 1836/02 established the basis for the Swap II of Financial System deposits, which holders of such deposits are entitled to opt for. Afterwards, the Ministry of Economy, by Resolution No. 558/02 dated October 31, 2002, established an extension of 30 banking working days to allow depositors to exercise their right of choice and swap their funds for Federal Government bonds.

               On December 3,2002, the B.C.R.A, by Communique "A" 3828 established that the holders of certificates of reprogrammed deposits made originally in foreign currency "CEDROS", in function of the holding they record, could opt in part or in full up to December 12, 2002 inclusive, for "Federal Government Bonds in US dollars 2013" or for the transformation of the holding of "Certificate of Deposits Bills" in pesos, to be issued by the financial entity and up to November 21, 2002 inclusive for the "cancellation in cash of the certificates" with adjustment to the established conditions for each case.

               Subsequently, on December 13, 2002, the B.C.R.A. by Communique "A" 3833 extended the time limit up to March 12, 2003 inclusive, so as to be able to opt for "Federal Government Bonds in US dollars 2013" or the transformation of the reprogrammed balances in "Certificate of Deposit Bills" in pesos.

               As the date of issuance of these Financial Statements, the Bank has received the following options from its depositors regarding Swap II:

                                                                                         Amount in thousands of
                                                 Item                                            pesos
                    ---------------------------------------------------------------     -------------------------
                    Federal Government Bonds in US dollars LIBOR 2006                                1,938
                    Federal Government Bonds in US dollars LIBOR 2013                              196.537
                                                                                             -------------
                    Total                                                                          198,475
                                                                                             -------------


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          e)   Legal actions

               As mentioned in note 1.1.g), the Bank has received notice of court injunctions, mainly under constitutional protection actions, that order the reimbursement of cash deposits for amounts exceeding those established by current legislation and regulations and/or the release of reprogrammed deposits and/or the inapplicability of legislation or regulations, as the case may be, issued by National Congress, the Federal Executive or the BCRA. It should be noted that injunctions under constitutional protection actions and immediate measures order that payments be made partially in foreign currency (US dollars) or their equivalent in Argentine pesos at the freely floating exchange rate. Meanwhile, to date, the substance of the matter, that is to say whether the switch into pesos is constitutional has not been decided by the Supreme Court of Justice.

               As of September 30, 2002, the amounts paid pursuant to constitutional protection actions brought against the Bank amounted to about 822,978. As the date of issuance of these Financial Statements, the Bank paid 1,124,796.

               In connection with Decree No. 1316/02, as the date of issuance of these Financial Statements, the Bank had received notice of 6,762 precautionary measures amounting to ARS 59,824 and U$S 139,438,000.

               As of the date of issuance of these financial statements, neither Federal, Buenos Aires City or Provincial Courts had ruled on the substance of the matter addressed in the legal actions of reference, accordingly, the final outcome of the claims is unknown. Meanwhile, the Bank, through ABA, has claimed from the Ministry of Economy and the BCRA compensation for the negative effects on its equity generated by the settlement of deposits at an exchange rate differing from the one established by current legislation and regulations.

               Consequently, as of September 30, 2002, the exchange difference resulting from having paid the abovementioned court injunctions at the freely floating exchange rate is booked under the account "Other Receivables - Miscellaneous receivables" in the amount of 447,205 (See note 7.b) ), on which the Bank has not recorded any allowance for doubtful accounts because it expects that such difference will be recoverable, either pursuant to favorable rulings on the substance of the matter by Federal, National or Provincial courts, or through compensation that could be provided by the Federal Government.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               On the other hand, the Banco Rio de la Plata S.A. has adhered to the declaratory action of certainty imposed by the ABA because of the enactment of the Law No. 5.303 promulgated by the Legislature of the Province of San Luis, by which those banks located in the province or with branches are obliged to pay the deposits in foreign currency. As the date of issuance of these current financial statements, the Supreme Court of Justice has issued a precautionary measure ordering the province and provincial judges to refrain from promulgating the law up to the constitutional subject outlined by the ABA is resolved. This is, if the provincial legislature is empowered to promulgate laws which, in the opinion of the ABA and joined banks , exceed the faculties delegated in terms of the National Constitution.


          f)   Liquidity situation

               The BCRA by Communique "A" 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

               Subsequently, the BCRA provided that for the period November 2001 through February 2002, the minimum cash and minimum liquidity requirements and the related cash and liquidity actually held are to be calculated as an average over such four-month period, that is to say that the aggregate over such period of the daily balances of the items comprised is to be divided over the total number of days in the period.

               Finally, the BCRA issued Communique "A" 3732 that established the regulatory system for minimum application of resources originated in on-demand and term deposits in pesos. The items included are mainly deposits and other liabilities from financial transactions on-demand in pesos and fixed-term deposits subject to indexation by the CER. The requirement was set at 18%.

               To cover the decrease in deposits, in July 2002 the Bank obtained from the BCRA advances to cover situations of temporary illiquidity, which, as of September 30, 2002, amounted to aproximately 415,065 (principal amount and accrued interest payable). In guarantee of such assistance, the Bank executed a first-degree security agreement whereby it pledged in favor of the BCRA a portion of the Bank's credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, amounting to 662,638, in accordance with the provisions of Decree No. 1387/01, as supplemented and amended.

               As of September, 2002, the amount of the guarantees given to the B.C.R.A amounts to 511,839 and arises as the result of applying the 25% estimation to the advance for transitory iliquidity effectively received from such controlling organism.

               The B.C.R.A , by Communique "A" 3748, postponed up to January 2, 2003 of the expiration of financial assistances given by such controlling organism to solve iliquidity situations of financial entities which


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



               are in force as from September 27, 2002. In addition, the B.C.R.A. established the interest rates applicable to those financial assistances as from September 2002.

               The "Plan to Reinforce the Banco Rio de la Plata S.A." against the economic and financial effects mentioned in the preceding points, which are exogenous and totally beyond the scope of its management decisions, included, among others, the following measures:

               a) refinancing of foreign trade loans amounting to US$ 124 million,

               b) refinancing international payables amounting to US$ 567 million, backed by the cash flow of transactions with such customers,

               c) Launching a campaign whereby discounts are granted on purchases made with the Bank's debit card in supermarkets, shopping centers, cinemas, and other establishments. This loyalty building campaign was imitated by the Bank's competitors.

               d) Subordination of credit lines amounting to US$ 161,5 million previously granted to the Bank by the Santander Central Hispano (SCH) Group, in line with the provisions of BCRA Communique "A" 2264 as supplemented, so that they may be computed as supplementary capital towards the Bank's minimum capital requirements.

                    The subordinate corporate bonds will be cancelled in five equal, annual and consecutive installments, whose first maturity will take place in July, 2008 and will accrue interests at the LIBO rate plus 1,75%, to be paid every six months.

                    Subordination of debt implied an increase of 51% in the Bank's computable equity responsibility.

               The Bank has requested from the BCRA a series of reliefs from charges and franchises related to minimum cash requirements, in view of the special and infrequent illiquidity conditions in the financial market. The oversight agency is analyzing the issue.


          g)   BCRA Information Requirements

               The BCRA issued a series of Communiques related to its monthly accounting information requirements whereby, as an exception, it provided postponements, suspensions and new due dates, as well as additional information requirements also on an exceptional basis. The information involved included trial balances, information on debtors to the financial system, makeup of groups of companies and minimum capital requirements and capital actually held. Such changes also affected the filing of financial statements for the quarters ended March 31, June 30, and September 30, 2002.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               The BCRA by Communique "A" 3599, suspended the requirements to file the information for January and February 2002 on debtors to the financial system, makeup of groups of companies, and minimum capital requirements and capital actually held.

               Communique "A" 3687 set a new due-dates calendar, which was abrogated by Communique "A" 3691.

               After issuing various Communiques postponing or suspending the filing of information under the reporting systems, the BCRA through Communique "A" 3760 of October 4, 2002, and supplementary regulations set the definitive schedule of due dates for trial balances, report on financial system debtors and makeup of groups of companies, statements of the local banks consolidated with their significant local and foreign branches and subsidiaries, and the respective consolidated statement of debtors.

               By Communique "A" 3788 of October 31, 2002, the BCRA suspended once again the presentation of various information systems, among others, the accounting information system for annual/quarterly publication, the information system for annual/semiannual/ quarterly supervision as from June 2002. Then, BCRA Communiques "A" 3800 and "A" 3802 of November 12 established a new schedule for information systems.

               As of the date of issuance of these financial statements, the Bank submitted the B.C.R.A., the following systems: balance sheets of monthly receivables as from January to June, 2002.

               In addition, on December 23, 2002, the BCRA was submitted the informative requirement referred to the Compensation to the Financial Entities by the effects of the devaluation and conversion to pesos of certain assets and liabilities (Communique "A" 3825) and the informative requirement for the reversion of excess of pesified receivables in accounts used for the integration of cash reserves.

          The negative effects for the financial system as a whole and for the Bank in particular, of the situations described above are related to the deep iliquidity, the impact of the devaluation of the peso, and the switching of obligations and deposits into pesos and their consequences on the recoverability of government and private sector loans, reduced profitability and the mismatch of terms and currencies.

          In addition, the measures taken by the Federal Executive (Decrees No. 905/02 and 1836/02) allowed progress towards the compensation for the asymmetrical switch into pesos and coverage of the foreign currency position. Swap I of reprogrammed deposits for federal government bonds allowed depositors to choose to take such bonds in exchange for their receivables and, as from October 1, 2002, banks are authorized to reimburse part of such deposits in cash (in the case of the Bank, such reimbursement will amount to ARS 10,000 plus the CER). On the other hand, Swap II of deposits for bonds began on October 1, 2002, which as the date of issuance of these financial statements is still under process, as detailed in note 1.2. d.).


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          However, the search for solutions to Argentina's economic and financial situation will require further measures. For example, the possibility of covering deposits with some form of insurance, the settlement of private sector loans with bonds, the lifting of the suspension of foreclosures on assets provided as collateral, the lifting of the suspension of CER application, compensation to financial institutions for the suspension of the CER, the resolution of constitutional protection actions, compensation due to financial institutions for having returned - by court order pursuant to constitutional protection actions - deposits in dollars at the floating exchange rate, differentiated application of the CER to assets and liabilities, and the maturity of reprogrammed deposits. As of the filing date of these financial statements, other issues key to the Argentine economy remain pending resolution; these include the restructuring of the Financial System, closing an agreement with the International Monetary Fund and initiating negotiations with foreign creditors, negotiations with privatized companies for the increase of the public facilities fares as well as negotiations of the refinancing of their debts on the side of the companies from the private sector.

          As of the filing date of these financial statements, the Bank has increased its portfolio of deposits and its transaction volume unless there arise situations beyond its control, the Bank's Management expects to maintain the equilibrium achieved. In addition, the BCRA and the Bank are continually evaluating the measures included in the Plan referred to above and the performance and outcome of the actions undertaken by the Bank.

          The Bank's Management hopes that the Federal Government will redress the profound imbalance resulting from complying with court injunctions under constitutional protection actions and immediate measures, especially due to the impact of the differences between the exchange rates ordered in the court injunctions and that provided in the rules governing the switch into pesos of deposits, and that it will compensate the financial loss for the system and overall and for the Bank caused by the application of the CVS instead of the CER. In this respect, the Bank has reported these prejudices to the authorities and expressly reserved its right to bring claims in such connection.

          The Bank's Management is continually assessing the magnitude of the impact that the abovementioned economic measures could have on its equity and financial position.

     These financial statements have been prepared assuming that the Bank will continue as a going concern, based on the understanding that the restructuring of the financial system as a whole, the restructuring of public sector debt and the implementation of the Bank's own plans, will allow it to continue its operations and meet the liquidity and solvency ratios required by the BCRA and, accordingly, these financial statements do not include adjustments related to the recoverability of the assets amounts booked or the sufficiency of liabilities that may be necessary to resolve favorably the situations described above.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


2. THE BANK CORPORATE SITUATION. MERGER WITH ORIGENES VIVIENDA Y CONSUMO COMPANIA FINANCIERA S.A. (FORMER, ORIGENES VIVIENDA S.A.) AND SALE OF THE EQUITY INTEREST IN SANTANDER RIOBANK (GRAND CAYMAN)


     a)   The Bank's corporate situation

          To date, SCH Group owns, directly and through Administracion de Bancos Latinoamericanos Santander S.L. and other SCH Group companies, and also taking into account the exercise in January 2002 of call options
          - acquired in September 1998 - on shares owned by Merrill Lynch International (holder of the rights and obligations of the Bank's former controlling shareholders), classes "A" and "B" shares of Banco Rio de la Plata S.A., such shares represent 98.85% of capital stock equivalent to 99.24% of votes.

          As from 1997, the Bank lists its stock on the Buenos Aires Stock Exchange (BCBA) and on the New York Stock Exchange (NYSE) and, since 1999, on the Latin-American Euro Stock Exchange (Latibex) in Spain. The Shareholders' Meeting of Banco Rio de la Plata S.A. of April 27, 2001, agreed, among other things, to delist from the NYSE the "American Depository Receipts" (ADRs) which represent Bank shares because of the low number of holders and volume traded. On December 14, 2001, the Bank's ADRs were suspended and de-listed from the NYSE, as instructed by the SEC.

          In 1997, as a consequence of the commitments made upon the execution of the Bank's stock transfer to the current controlling stockholders, a management agreement was entered into with SCH Group for a 10-year term with a 10% annual retribution of Bank's net income of each year, before income tax.


     b) Merger with Origenes Vivienda y Consumo Compania Financiera S.A. (Former, Origenes Vivienda S.A)

          On January 3, 2002, controlling shareholders of Banco Rio de la Plata S.A. and Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A., company fully and indirectly controlled by SCH Group) signed an agreement to merge both companies, whereby all transactions of the absorbed company, Origenes Vivienda y Consumo Compania Financiera S.A., are assumed by the absorbing company, Banco Rio de la Plata S.A. In this connection, on March 23, 2002, Banco Rio de la Plata S.A. and Origenes Vivienda y Consumo Compania Financiera S.A. executed an assets sale agreement whereby Origenes Vivienda y Consumo Compania Financiera S.A. transferred to Banco Rio de la Plata S.A. , at book value, its loan portfolio, which amounted to about 179,084, net of allowances. Once it has been approved by authorities, such merger shall have retroactive legal effect as from January 1, 2002.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          The Bank' s Management, during the meeting held on November 25, 2002, expressed that owing to the successive extensions established by the B.C.R.A for the submission of the informative Systems corresponding to the current fiscal year, they have not been able to receive on time definite statements not superior to a 90 day period so as to have a basis for elaborating the consolidated merger balance necessary to establish the relation regarding the share swap of both societies in accordance with that required by the article 83 of the Law of Commercial Societies. Owing to this, the Management has decided to require the B.C.R.A to keep into force the file referred to the merger by absorption of Origenes Vivienda y Consumo Compania Financiera S.A with Banco Rio de la Plata S.A, taking into account that the intention of merging both societies is kept into force and in the view of that, the information to be submitted to the BCRA, will be elaborated on the basis of the Financial Statements as of December 31, 2002, which informative system expires, in agreement with what has been established by Communique "A" 3802 on February 20, 2003.


     c)   Sale of the equity interest in Santander Riobank (Grand Cayman)

          On January 4, 2002, an agreement was signed for the purchase of Santander Riobank (Grand Cayman)'s stock, whereby Banco Rio de la Plata S.A. sells Santander Overseas Bank Inc. its 100% equity interest in Santander Riobank (Grand Cayman). The price of this sale was set on the basis of a valuation made by an independent third party, and did not give rise to any significant gain or loss. As of the date of issuance of these financial statements, Santander Overseas Bank Inc. had fully settled this transaction.


3. SIGNIFICANT ACCOUNTING POLICIES

     3.1. Comparative information

          As required under Technical Resolution No. 8 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), Resolution No. 89/88 of the Professional Council in Economic Sciences of Buenos Aires City and the BCRA standards, the financial statements for the nine-month period ended September 30, 2002 are presented comparatively with those of the prior year. To such end, and as explained in note 3.3., the financial statements for the nine-month period ended September 30, 2001, were restated into constant pesos as of September 30, 2002, by applying the adjustment coefficient derived from the wholesale domestic price index published by the I.N.D.E.C, considering that all accounting measurements predating January 1, 2002, were already expressed in current pesos as of December 31, 2001.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          On the other hand, by Communique "A" 3345, the BCRA amended the accounting information of quarterly/annual financial information and, specifically, the regulations related to reporting and disclosure of the financial statements of financial institutions effective through September 30, 2001. Consequently, in accordance with such regulations, the financial statements as of September 30, 2001, were reclassified only for comparative purposes with the financial statements for the nine-month period ended September 30, 2002.


     3.2. Procedure to incorporate the business activities of the Grand Cayman Branch

          The financial statements as of September 30, 2002 and 2001 include the figures of the Bank's activity in Argentina and in the Grand Cayman Branch.

          The procedure followed to incorporate the accounts of the foreign branch into these financial statements was:

          a) The financial statements of the foreign branch have been adapted to generally accepted accounting principles in Argentina and the standards of the BCRA. These financial statements originally expressed in U.S. Dollars (US$) were then translated into pesos as described below:

               - Assets and liabilities were translated into pesos as described in note 3.4.a) below.

               - The translation difference on Bank Premises and Equipment and Other Assets was credited to "Adjustments to Stockholders' Equity-Adjustment to Capital".

               - Assigned capital was reflected at the peso amounts remitted by Head Office and recorded in the Head Office books.

               - Retained earnings were determined as the difference between assets, liabilities and assigned capital, translated into pesos as indicated above.

               - Income statement accounts were converted into pesos as described in note 3.4.a) below. The difference between the sum total of the amounts thus obtained and the overall income of each period (difference between retained earnings at the beginning of the period and retained earnings at the end of the period) were allocated to the account "Foreign exchange difference - Investment in foreign branches", net of the effect of inflation on the investment at the beginning of the fiscal year.

          b) Intercompany transactions between the foreign branch and the Head Office were eliminated from both the Balance Sheet and the Statement of Income.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     3.3. Restatement of the Head Office's and local branches' financial statements in equivalent purchasing power

          The financial statements have been prepared from the Bank's books of account in conformity with the accounting standards of the BCRA.

          The financial statements fully recognize the changes in the purchasing power of the Argentine peso through August 31, 1995, by the application of the method for adjustment by the restatement into constant pesos set forth in Technical Resolution No. 6 of the FACPCE, by using adjusting coefficients derived from the wholesale price index published by the INDEC.

          Under the abovementioned method, the accounting measures were restated into constant pesos through August 31, 1995. Thereafter, due to the stable economic conditions prevailing and as provided by CNV General Resolution No. 272 and BCRA Communique "A" 2365 and as accepted by generally accepted accounting principles in Argentina, the accounting measures were not restated until December 31, 2002. Pursuant to BCRA Communique "A" 3702 as supplemented and CNV General Resolution No. 415/02, application of the method was resumed as from January 1, 2002; all accounting measures prior to such date are considered expressed in current pesos as of December 31, 2001.


     3.4. Valuation methods

          The main valuation methods used in the preparation of the financial statements have been as follows:

          a)   Foreign currency assets and liabilities:

               As of September 30, 2002 , foreign currency assets and liabilities were converted to the type of exchange rate of reference determined by the Central Bank of the Argentine Republic (B.C.R.A). Any exchange differences have been credited/charged to income of each period.

               As of September 30, 2001, they were converted at the selling exchange rate of the Banco de la Nacion Argentina effective for each currency as of the last business day of each period. Any exchange differences have been credited/charged to income of each period.

          b)   Government and private securities:

               -    Listed Government Securities:

                    o    Holdings in investment accounts:


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


                         - Federal Government Compensation ( BODEN 2012): In accordance with what has been established by Communique "A" 3785 of B.C.R.A., they were valued at their acquisition value, calculated according to what has been exposed in the note 1.2. a) plus the accrued interests to the period-end. As mentioned in note 1, the Bank determined the compensation amount to be received by the negative equity effect derived from the conversion of receivables and payables denominated in foreign currency into pesos, in agreement with the methodology mentioned in such a note.

                         - Rest of the holding: As of September 30, 2002, each case was valued at the acquisition cost, increasing in an exponential way at the accrual generated in function of the internal rate of return and the time elapsed since acquisition.

                         - As of September 2001, they were valued at the acquisition cost, increasing in an exponential way by the accrual generated in function of the internal rate of return and the time elapsed since acquisition.

                              Any differences between acquisition cost and the valuation described in the preceding paragraphs have been credited/charged to income of each period.

                    o For trading or financial transactions: they have been valued at the listed price of each security at each period-end. Any differences in listed price have been credited/charged to income of each period.

               -    Unlisted government securities:

                    They have been valued at residual nominal value plus interest accrued at each period-end.

               -    Investment in listed private securities:

                    o Debt securities and Equity securities: valued at their listed price in effect as of each period-end, net of estimated selling expenses. The differences in listed price were charged/credited to income for each period.

          c)   Guaraneed loans - Decree No. 1387/01:

               As mentioned in note 1, as of September 30, 2002, Guaranteed Loans have been valued at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through period-end, translated into pesos at the ARS 1.40 = US$ 1 exchange rate and adjusted to the CER. These Guaranteed Loans are registered in the financial statements as "Loans - To the nonfinancial public sector" totaling 2,964,957, net of discounts.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               As provided for by BCRA Communiques "A" 3366 and "A" 3385, the initial value of guaranteed loans coincided with the prior accounting value of federal government securities (classified and valued as "investment accounts" or "for trading or financial transactions", under BCRA accounting rules) and/or loans as of the date of the swap, giving rise to no income at all as a result of the recognition of the swap, since the positive difference derived from the swap values established by the Ministry of Economy and the accounting value of the instruments swapped was reflected in an asset regularization account. The balance of such account will be allocated monthly to income in proportion to the term of each guaranteed loan.

               As mentioned in the note 1.1. b) and considering Decree No. 1579/02 and Resolutions No. 539/02, 611/02 and 624/02, the Bank
               has not withdrawn the offers to convert the provincial public debt under article 25 of Decree No. 1387/01 and its supplementary standards.

          d)   Interest accrual:

               Interest has been accrued by the straight-line method in the periods in which it was generated, except interest on foreign currency transactions maturing in more than 92 days, on which interest has been accrued according to a compound interest formula.

          e)   CER Accrual:

               As mentioned in note 1.1.e), as of September 30, 2002, receivables and payables have been adjusted to the CER as follows:

               - Loans and receivables from sale of assets: they have been adjusted by Communique "A" 3507 and supplementary ones of the BCRA, which resolved that the payments through September 30, 2002, will be made under the original terms of each transaction and will be booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees Nos. 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

               - Deposits and other assets and liabilities: the CER prevailing on September 30, 2002 was applied.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          f) Securities and foreign exchange receivable or deliverable on spot and forward transactions pending settlement:

               - In foreign currency: as of September 30, 2002 , they have been valued at the reference exchange rate determined by the B.C.R.A. Any exchange differences were charged/credited to income for each period. As of September 30, 2001, they have been valued at the selling exchange rate of the Banco de la Nacion Argentina effective as of the last business day of the period. Any exchange differences have been credited/charged to income of each period.

               - Securities: as of September 30, 2002, they have been valued according to the listed price as of period-end. Any exchange differences were charged/credited to income for the period.

               -    In government securities related to repurchase agreements:

                    o In trading securities (government and private): as of September 30, 2001, they have been valued at the listed price of each security at period-end. Listed price differences have been credited/charged to income of the period.

          g) Amounts receivable and payable under spot and forward transactions pending settlement:

               Such amounts were valued at the price agreed upon for each transaction plus the respective premiums accrued at each period-end.

          h)   Corporate Bonds purchased-unlisted:

               They have been valued at acquisition cost plus interest accrued but not collected at each period-end.

          i)   Compensation to be received in Federal Government Bonds:

               As mentioned in note 1.2.a), the Bank determined the amount of the compensation to be received for the negative on its equity of the switch into pesos of receivables and payables denominated in foreign currency, in accordance with the methodology mentioned in such note. Pursuant to Decree No. 905/02, the Bank decided to apply the compensation amount to subscribe an amount such as to cover its net negative position in foreign currency, for a nominal value of US$ 857,831,182. Also, given that the net position mentioned exceeded the compensation to be received, the Bank decided to take an advance from the BCRA in the amount of 499,972, to subscribe the Bonds necessary to compensate such position.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               As of September 30, 2002, the Compensation that the Bank is pendent to receive from the Federal Government Bonds in US dollars is recorded under "Other receivables from financial transactions - Others not included in Debtor Rating Standards", and was valued at residual nominal value plus interest accrued as per the issuance conditions, converted into pesos in accordance with the method described in note 3.4.a).

               In addition, Communique "A" 3785 determined that the Federal Government Bonds to be received as the compensation above-mentioned will be able to be recorded for its technical value, limiting the dividend distribution in cash to the statement of income which exceed the difference between the book value and the listing of such bonds.

          j)   Certificates of participation in financial trust-unlisted:

               They have been valued at nominal value plus interest accrued but not collected at each period-end.

          k)   Assets covered by financing leases:

               Such assets were booked at the present value of the unaccrued amounts (the periodic installments and the previously stipulated net book value) calculated according to the conditions agreed upon in the related agreements and applying the respective imputed interest rates.

          l)   Investments in other companies:

               - Interest in Financial Institutions, complementary and authorized activities: they have been valued by the following methods:

                    o    Subsidiaries - local:

                         Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A., were valued by the equity method.

                    o    Subsidiaries - foreign:

                         As of September 30, 2001, Santander Riobank (Grand Cayman) - See note 2.c) - was valued by the equity method, converted into pesos in accordance with the method described in note 3.4.a).


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


                    o    Affiliates - local:

                         As of September 30, 2002, Origenes Vivienda y Consumo Compania Financiera S.A. (former Origenes Vivienda S.A.), was valued by the equity method.

                    o    Affiliates - foreign:

                         Bladex S.A. was valued at acquisition cost in foreign currency plus stock dividends received at nominal value converted into pesos as described in note 3.4.a) above.

               -    In other companies:

                    o    Affiliates - local:

                         As of September 30, 2002:

                         - Banelco S.A., Visa Argentina S.A. and Interbanking S.A., were valued by the equity method.

                         - Rio Compania de Seguros S.A. and Caminos de las Sierras S.A., were valued at their acquisition cost; the limit on the proportional equity value have been calculated based on the shareholders' equity of the issuing companies according to the last financial statements available.

                         As of September 30, 2001, Banelco S.A., Visa Argentina S.A., Interbanking S.A., Origenes Vivienda S.A., Rio Compania de Seguros S.A., Prestamos de Consumo S.A. y Caminos de las Sierras S.A., were valued by the equity method.

                         Other local affiliates: were valued at acquisition cost while the company has recorded allowances for impairment in value for the amounts by which the recorded values of equity interests in other unlisted affiliate companies exceed their value as calculated by the equity method on the basis of the latest available financials statements.

                    o Affiliates - foreign: were valued at acquisition cost and were converted into pesos in accordance with the method described in note 3.4.a).

               As from the effective date of Law No. 25,063, the dividends, in cash and in kind, received by the Bank for its investments in other companies in excess of their accumulated taxable income upon distribution thereof, will be subject to a 35% income tax withholding as sole and final payment.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               The Bank has not charged income tax since it estimates that the dividends from earnings recorded by the equity method would not be subject to such tax.

          m)   Bank premises and equipment and other assets:

               They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.3., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned. The net book value of bank premises and equipment and other assets taken as a whole does not exceed their recoverable value.

          n)   Intangible assets:

               They have been valued at acquisition cost restated as explained in note 3.3., less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned.

          o)   Options (See note 13):

               o    Call options sold:

                    They have been valued at the listed prices of the underlying shares in effect at each period-end. Price differences have been charged/credited to income of each period.

               o    Call and put options purchased and put options sold:

                    They have been valued at the strike price.

          p) Certificates of deposit at a variable interest rate - Communique "A" 2482, as supplemented. Hedge options (see note 14):

               As of September 30, 2001, the variable interest rate and the hedge of these investments, which have been traded for terms exceeding 180 days, were accrued for based on the variation in the price of financial assets or financial assets ratios, which are habitually listed on the domestic and international markets. The premiums paid on the execution of agreements involving financial instruments to hedge the income from certificates of deposit were accrued over their respective effective terms.

          q)   Loans and deposits of government securities:

               As of September 30, 2001, valued at the listed price in effect for each security as of each period-end, plus the respective accrued interest. The differences in listed price were charged/credited to income of each period.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          r)   Allowance for doubtful accounts and for contingent commitments:

               Recorded on the basis of the uncollectibility risk estimated regarding the Bank's credit assistance, which results from the assessment of the compliance degree of borrowers and the securities for the respective transactions under Communique "A" 2950 as supplemented by the BCRA.

               The BCRA by Communique "A" 3418, dated January 3, 2002, provided
               - regarding the classification of debtors in January 2002 -- that the past-due terms marking the limits for classification levels 1 (Normal situation) and 2 (Potential risk/Inadequate compliance) should be extended by 31 days both for the commercial and consumer portfolios.

               Subsequently, on February 7, 2002, the BCRA issued Communique "A" 3463, whereby it extended the admissible past-due terms by another 31 days, further to the abovementioned extension. In addition, the BCRA established that for February 2002, the past-due terms admissible for the abovementioned classifications were to be 62 and 121 days, respectively.

               Regarding the determination of the allowances for loan losses for the monthly periods March through June 2002, the BCRA issued Communique "A" 3630 dated June 10, 2002, whereby it allowed applying to debtors classified in situation 2 (Potential risk/Inadequate compliance) and 3 (With problems/Deficient compliance) having incurred up to 62 and 121 days of arrears, respectively, the provisioning percentages of category 1 (Normal situation) and 2 (Potential risk/Inadequate compliance), respectively.

               The Communique "A" 3815 from B.C.R.A. extended this treatment for the months of July and August, 2002, establishing that as from September, 2002, the generally accepted provisioning principles are to be applied.

          s)   Employee termination pay:

               The Bank expenses employee termination pay when disbursed.

          t)   Stockholders' equity accounts:

               They have been restated as explained in note 3.3., except "Capital stock" which has been left at its original value. The adjustment required to restate it is included in the "Adjustments to Stockholders' Equity-Adjustment to Capital" account.

          u)   Income statement accounts:

               Statement of income accounts have been restated into constant pesos at the end of each period, as follows:


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               - The accounts accumulating monetary transactions (financial expense and income, service charge expense and income, provision for loan losses, operating expenses, etc.) were restated by applying the adjustment coefficients to the historical amounts accrued on a monthly basis.

               - Accounts that reflect the effect on income of the sale, retirement, or consumption of non-monetary assets were computed on the basis of the restated values of such assets, in accordance with the method described in note 3.3.

               - Income (loss) from equity interests in subsidiaries was computed on the basis of the income (loss) of such companies adjusted by the method described in note 3.3.

               - The effect derived from inflation for maintaining monetary assets and liabilities has been recorded in three accounts:
                    "Monetary loss on financial transactions", "Monetary loss on operating expenses" and "Monetary loss on other transactions".


     3.5. New Professional Accounting Standards

          On December 8, 2000, the Argentine Federation of Professional Councils in Economic Sciences approved the Technical Resolutions No 16, 17, 18 and 19, which incorporate changes to the professional accounting standards of valuation and exposition. Dated December 21, 2001, such standards were approved, with certain modifications, by the Professional Councils in Economic Sciences of the Ciudad Autonoma de Buenos Aires under Resolutions No. 238, 243, 261 and 262, with a compulsory enforcement for the fiscal year as from July 1, 2002 and the interim periods corresponding to those fiscal years (in the particular case of the Bank, this will be applied as from the fiscal year beginning on January 1, 2003). As the date of approval of these financial statements, the B.C.R.A. is analyzing the scope and opportunity of adoption of the mentioned standards.


4.   CREDIT ASSISTANCE

     a)   Credit assistance to the non-financial public sector

          As a consequence of the enactment of the Law on Public Emergency and Exchange System Reform and the suspension in payment of the public debt, the fulfillment of such obligations is conditioned by the Federal Treasury's lack of resources and the continuance of the fiscal deficit of municipal, provincial and federal public accounts, which inevitably resulted in significant public indebtness. Consequently, the Ministry of Economy has been empowered to enter into negotiations and adopt any necessary measures to restructure the debt of the Federal Government.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          In this respect, on February 27, 2002, the Federal Government and the provinces signed the Agreement on Financial Relations and bases for a Federal Tax Revenue-Sharing system whereby, among other provisions, the Federal Government is entrusted by provincial governments with the duty to renegotiate provincial public debts, which may be restructured under the same terms and conditions as the federal public debt.

          Subsequently, Decrees No. 471/02 and 644/02 established the treatment applicable to debts originally assumed in US dollars or other foreign currencies by the federal, provincial, and municipal public sectors when such obligations are subject to Argentine law regarding the regulatory framework provided for in Law No. 25,561 and Decree No. 214/02.

          As of September 30, 2002 and December 31, 2001, the Bank carries the following receivables from the Non-financial public sector:

          - Municipal, provincial and federal public bonds in the amount of 3,507,814 and 434,148 respectively as broken down below:

                                                                                    Amount as of          Amount as of
                                           Item                                      09-30-2002          12-31-2001 (*)
               --------------------------------------------------------------     -----------------    -------------------
               o    Federal Government Bonds in U$S LIBOR 2012                          2,747,640                ---
               o    External bills of the Argentine Republic in US$                       665,690            179,208
               o    Fixed-rate Bonds of the Argentine Republic - 2002 -9%                 ---                192,634
               o    Tax credit certificates (See note 9.)                                  84,331             57,371
               o    External Bonds of the Argentine Republic - 1992                           850                 62
                    Other                                                                   9,303              4,873
                                                                                        ---------            -------
                                           TOTAL                                        3,507,814            434,148
                                                                                        =========            =======

               (*)  In currency as of December 31, 2001.



          - Credit assistance to the municipal, provincial and federal public sector for ARS 3,801,505 and 1,977,567 thousands, respectively, whose origin may be classified as follows:


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                                      Amount as of         Amount as of
                                            Item                                       09-30-2002         12-31-2001 (*)
               ----------------------------------------------------------------     ------------------    ----------------
               o    Guaranteed loans - Decree No. 1387/01 - (net of
                    discounts) (1)                                                      2,964,957            1,494,604
               o    Other loans to the federal public sector (Provincial
                    Development Trust Fund)                                               784,387              388,889
               o    Loans to the provincial public sector and its
                    decentralized entities:
                    Province of Santa Fe                                                   44,440               28,500
                    Housing Institute of the Province of Misiones                           9,252                4,857
                    Roadworks Administration of the Province of Chubut                      3,559                1,780
               o    Loans to the municipal sector and its decentralized
                    entities:
                    Municipality of Lujan de Cuyo - Province of Mendoza                     1,148                1,129
                    Municipality of Godoy Cruz - Province of Mendoza                          ---                  167
               o    Loans to other entities of the public sector:
                    Yacireta Binational Entity                                             32,425               22,272
                    National Institute for Retires and Pensioners                             290                5,500
                    All other credit assistance to the public sector                       11,560               29,869
                    Unapplied collections                                                 (50,513)                 ---
                                                                                       -----------           ---------
                                               TOTAL                                    3,801,505            1,977,567
                                                                                       ===========           =========

               (*)  In currency as of December 31, 2001.

               (1)  (See Note 1.2.b)



          - Additionally, under "Other receivables from financial transactions - Other not included in Debtor Rating Standards", and as detailed in note 3.4.i), the Bank recorded the compensation to be received in BODEN 2012 (net book value plus accrued interest receivable) for 1,840,114.

          Considering that the BCRA rules related to minimum loan loss reserves do not require setting up any reserve for the credit assistance provided to this sector and that, to the date of issuance of these financial statements, it is not possible to determine the effects that the continuance of the economic crisis may have of the recoverability of the book value of such financing and holdings, these financial statements do not include any adjustments that may derive from the resolution of these uncertainties.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     b)   Credit assistance to the non-financial private sector debtors

          The effects derived from the crisis Argentina is undergoing and the difficulties in the chain of payments have had a negative effect on financial assistance to borrowers in the Bank's consumer and business credit portfolios. This gave rise to an increasing impairment, compounded with a highly uncertain context that makes it difficult to establish objective criteria to agree on refinancing terms for such loans.

          By Communique "A" 3630 of June 10, 2002, in order to determine the Bank's loan loss reserves, the BCRA allowed applying to debtors classified in situation 2 (Potential risk/Inadequate compliance) and 3 (With problems/Deficient compliance) having incurred up to 62 and 121 days of arrears, respectively, the provisioning percentages of category 1 (Normal situation) and 2 (Potential risk/Inadequate compliance), respectively.

          The Communique "A" 3815 from B.C.R.A. extended this treatment for the months of July and August, 2002, establishing that as from September, 2002, the generally accepted provisioning principles are to be applied.

          Considering that the basic criteria for measuring the uncollectibility risk is the ability to pay the debt or any future obligation, focusing on the cash flow analysis, the current situation does not allow objective determination of such uncollectibility risk.

          Law No. 25,563 of February 14, 2002, declared a credit and production emergency until December 10, 2003, as a result of the Argentine crisis. Such legislation amends the Bankruptcy Law and related rules; the amendments are mainly intended to provide debtors the possibility of rescheduling their debts towards the financial system, and establishes a 180-day suspension for all court and out-of-court enforced collections and foreclosures, including on mortgages and pledges.

          After that, as mentioned in note 1.1.d), Law No. 25,589 enacted on May 15, 2002, incorporated new amendments to the Bankruptcy Procedures Law (under Law No. 25,563) and established limitations to the suspension of judicial foreclosures, establishing a new 180-calendar day term as from the enactment of such law, which was later extended in 90 additional days.

          As of September 30, 2002, and December 31, 2001, the Bank carried the following receivables from the non-financial private sector:


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                       Amount as of          Amount as of
                                     Item                               09-30-2002          12-31-2001 (*)
               --------------------------------------------------    -----------------    -------------------
               o    Business portfolio financing                       3,398,978              2,461,276
               o    Consumer portfolio financing                       1,705,612              2,410,106
                      (Loan loss reserves)                              (763,633)              (233,710)
               o    Debt securities (1)                                      820                 11,114
                                                                       ----------             ----------
                                    TOTAL                              4,341,777              4,648,786
                                                                       ==========             ==========

               (*)  In currency as of December 31, 2001.

               (1) Related to debt securities included in the consolidated financial statements as "Government and Private Securities -
                    Investments in listed private securities". As of September
                    30, 2002, and December 31, 2001, the Bank had not recorded any allowance for impairment in value/uncollectibility of securities.


          Additionally, as of September 30, 2002, the Bank had interests in unlisted corporate bonds, unlisted financial trusts and other uncontrolled companies for 706,690, 154,730 and 37,753, respectively. Such interests are recorded in the following accounts: "Other receivables from financial transactions: - Unlisted Corporate Bonds and Other not included in Debtors Rating Standards: Unlisted financial trusts" and "Investments in other companies - Other uncontrolled companies", respectively.

     The eventual recovery of financing granted depends on the future evolution of the Argentine economy and the effects derived from the abovementioned restructuring. To the date of issuance of these financial statements, it is not possible to determine the future effects that the continuance of the economic crisis may have on the recoverability of the book value of such financing. These financial statements do not include any adjustments that may derive from the resolution of these uncertainties.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


5.   ISSUANCE OF CORPORATE BONDS

     a)   Class IV Corporate Bonds

          As of September 30, 2002 and 2001, the Bank has outstanding issues of Corporate Bonds, authorized by the Regular General Stockholders' Meeting of September 15, 1992, according to the following detail:

                         Date                Nominal                          Interest
            Class       issued                Value              Maturity       Rate         Authorized by CNV
          ---------  ----------  --------------------------  --------------  ------------  ---------------------
             IV        12-15-93         US$  250,000,000         10 years      8.75%              12-03-93


          The principal amount and interest accrued, biannual to be paid, of these bonds as of September 30, 2002 and 2001, net of discounts, totaled 955,278 and 567,783, respectively, and in line with the provisions of Communique "A" 1907 of the BCRA was used to fund consumer and mortgage loans and to grant loans to companies established in Argentina for investment in physical assets, working capital or restructuring of liabilities, loans to financial institutions and for the purchase of government securities.

          On October 18, 1994, the Management of Banco Rio determined the issuance conditions of the Second Series Class V Corporate Bonds in the amount of USD 50 million. These corporate bonds have not as yet been issued.

          On the other hand, on November 25, 2002, the Management of Banco Rio de la Plata S.A. approved the launching of a swap offer for all Corporate Bonds Class IV for the amount of U$S 250,000,000 with a maturity to take place on December 15, 2003, for two new series of corporate bonds, with maturity in December 2009 and August 2012.

          The holders of corporate bonds participating in the offer, will have the right to receive an additional cash payment as a reward for anticipated participation, in case they submit their offer acceptation to the swap offer until January 10, 2003.

          The offer expiring date was originally fixed for December 23, 2002. Nevertheless, Banco Rio has extended its time limit up to January 10, 2003, in accordance with what has been agreed in due time.

          The offer is subject to certain conditions and limitations, including the obtention of the necessary regulatory approvals and authorizations and the reception of valid offers which represent at least 90% of the nominal value of the Corporate Bonds.

          As the date of issuance of these financial statements, the above-mentioned swap is under process.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     b)   Global Program for the issuance of securities

          - As of September 30, 2001, the Bank had the following outstanding Corporate Bonds: (a) three series of corporate bonds for US$ 200 million, US$ 100 million and US$ 30.8 million issued in June, August and December 2000, respectively, and a serie of corporate bonds for US$ 50 miilion, issued in August 2001, under the Global Bond Program for up to US$ 1 billion, (b) two series of corporate bonds for a total principal amount of US$ 67.5 million, each other, issued in August 2001, and two series of corporate bonds for US$ 150 million, each other, issued in June and September 2001, respectively, under the Global Bond Program for a total amount of US$ 500 million.

               The amount payable on account of principal and interest on such corporate bonds accrued as of September 30, 2001, net of discounts, was 1,791,888, which was used to finance consumer and mortgage loans, loans granted to companies located in Argentina so that they may invest in tangible assets, pay in capital or reschedule payables, and interbank loans, and to purchase Government securities, under BCRA regulations effective as of the issuance date of such series of corporate bonds.

          - As of September 30, 2002, the Bank has outstanding certain classes of its Corporate Bonds Global Issuance Programs (Term Securities Programs) the maximum outstanding amounts of which are US$ 1 billion and US$ 500 million. All such programs were authorized by the respective Shareholders' Meetings and the CNV. The nominal amount effectively issued and outstanding is US$
               738.3 million; which breaks down as follows:


                    Amount                            CNV's                        Date         Nominal       Interest   Maturity
                Global Program     Series         authorization                   issued         value          Rate       date
               ------------------- -------- -----------------------------------  --------- -----------------  ---------  ---------
               US$  1,000,000,000   2nd              N(degree)263                 08-25-00  US$  100,000,000      (1)    08-25-10
               US$  1,000,000,000   7th              N(degree)263                 08-31-01  US$   50,000,000      (2)    08-31-05
               US$  1,000,000,000   9th              N(degree)263                 06-21-02  US$  190,000,000      (3)    06-20-03
               US$    500,000,000   43th    N(degree)107, 139, 194, 257 and 281   03-07-02  US$   50,000,000      (4)    12-09-02
               US$    500,000,000   46th    N(degree)107, 139, 194, 257 and 281   06-05-02  US$   85,000,000      (5)    03-06-03
               US$    500,000,000   47th    N(degree)107, 139, 194, 257 and 281   08-30-02  US$    6,750,000      (6)    02-28-03
               US$    500,000,000   48th    N(degree)107, 139, 194, 257 and 281   08-30-02  US$   60,750,000      (7)    05-27-03
               US$    500,000,000   49th    N(degree)107, 139, 194, 257 and 281   08-30-02  US$   60,750,000      (8)    05-28-03
               US$    500,000,000   50th    N(degree)107, 139, 194, 257 and 281   09-09-02  US$  135,000,000      (9)    03-06-03

               (1)  Accrues interest at the 180-day LIBOR plus 2% per annum.
               (2)  Accrues interest at the 180-day LIBOR plus 2.50% per annum.
               (3) Accrues interest at the 90-day LIBOR plus interest between 1.65% and 2.90% per annum.
               (4)  A Class issued at a discount rate of 2.80% per annum.
               (5)  A Class issued at a discount rate of 2.80% per annum.
               (6)  A Class issued at a discount rate of 2.53% per annum.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


               (7)  A Class issued at a discount rate of 2.65% per annum.
               (8)  A Class issued at a discount rate of 2.65% per annum.
               (9)  A Class issued at a discount rate of 2.39% per annum.


          The principal and interest accrued of these liabilities as of September 30, 2002, net of discounts, totals 2,668,607, and was used to fund consumer and mortgage loans and to grant loans to companies established in Argentina for investment in physical assets, working capital or restructuring of liabilities, loans to financial institutions and for the purchase of government securities, in accordance with BCRA regulations effective as the date of issuance of such series of corporate bonds.


     c)   Authorization of new issues of Corporate Bonds

          On June 26, 1998, the Bank's Special Shareholders' Meeting approved, in compliance with the resolutions of the Regular Shareholders' Meeting held on December 13, 1996, that overall maximum amount for the issuance of corporate bonds be increased from US$ 500 million to US$ 1 billion which may be used for any of the following: (a) increase the amount of the Short-Term Securities Program from US$ 500 million to a maximum of US$ 900 million and (b) increase the amount of Medium-Term Securities Program to US$ 2 billion.

          The Regular General Shareholders' Meeting held on December 3, 1999, approved, among other things, the creation of a Medium-Term Global Program for the issuance and placement of unsecured corporate bonds not convertible into shares, for a maximum nominal value outstanding at any time of up to US$ 500 million; this program would not be offered publicly.

          In addition, the Regular and Special General Shareholders' Meeting held on April 27, 2001, approved that the duration of the Short-term Corporate Notes Global Program for a maximum nominal value outstanding at any time of up to US$ 500 million be extended for a further five years counted as from the approval of the CNV, which was granted on June 21, 2001, by Certificate No. 281.

          On May 29, 2002, the Regular and Special Shareholders' Meeting approved, among other things, setting up a Short- and Medium-term Global Program for the issuance and placement of simple corporate bonds not convertible into shares, for a maximum nominal value outstanding at any given time of up to US$ 250 million, that would replace the Short-term Global Program for the issuance and placement of corporate bonds for a maximum nominal value outstanding at any given time of up to US$ 500 million.

          As of the date of these financial statements, the Bank issued the 51th series of corporate bonds -still outstanding- in the total amount of US$ 50 million, within the Short-term Global Corporate Bond Program for US$ 500 million. The issuance of these series was approved by the Bank's Management in its meetings of


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          December 9, 2002, exercising the powers delegated to it by the Special Shareholders' Meeting of June 26, 1998. The amount issued as corporate bond principal, net of discounts, was US$ 49.8 million.

          The proceeds in principal of these placements was applied to grant consumer and mortgage loans and financing to companies located in Argentina for investment in property, plant and equipment, addition to working-capital, or debt refinancing, interbank loans and the acquisition of government securities, in accordance with BCRA regulations effective upon the issuance of these securities.


6. DIFFERENCES BETWEEN CENTRAL BANK STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE CIUDAD AUTONOMA DE BUENOS AIRES.

     a) As disclosed in notes 1.2.b), and 3.4 c) and as provided by Decree No. 1387/01, on November 6, 2001, the Bank swapped with the Federal Government securities, bonds, and Treasury Notes (classified and valued as "Investment accounts" under BCRA accounting standards) -with a book value as of such date of US$ 437,486 thousands, for a nominal value of US$ 439,039,238. As of September 30, 2002, such loans were recorded in the "Loans - To the Non-financial public sector" account in the amount of 903,852, net of discounts.

          As of September 30, 2002, under Argentine professional accounting principles the abovementioned loans should be valued, until November 6, 2001, thus converting then into loans to the Government, considering the respective listed prices of the securities swapped, the listed price on such date becoming the cost of the transaction to which the interest accrued from then and until period-end should be added.

     b) As disclosed in note 1.2.a), as of September 30, 2002, the Bank allocated to stockholders' equity the amount of 908,436 from the "Unrealized valuation difference" account related to the portion of the compensation received under sections 28 and 29 of Decree No. 905/02 of the Federal Executive. Such amount relates to the recognition of 40% of the net position in foreign currency as of December 31, 2001. Under the generally accepted accounting principles in Argentina, as of September 30, 2002, such amount should have been charged to income for the period.

          In addition, BCRA Communique "A" 3800 provided the possibility, at the option of the Bank, of absorbing the losses for the current fiscal year with contra to the account "Unrealized valuation difference". The Bank availed itself of this option and absorbed 885,842, subject to approval being given by the Shareholders' Meeting together with the approval of the financial statements as of December 31, 2002. Such absorption of losses is disclosed in the individual and consolidated statements of income and in the statement of changes in stockholders' equity. Such movement should have been included only in the statement of changes in stockholders' equity.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     c) As of September 30, 2001, the Bank classified part of its holdings of Federal Government Securities and certain assets in federal government securities assigned to repurchase agreements as "holdings in investment accounts" for a total of 1,737,864. The listing value as of September 30, 2001 of such assets amounted to 1,317,693.

          According to the professional accounting standards in force in Argentina , the valuation of the listed federal government securities mentioned in the preceding paragraph should be carried out in accordance with the listed prices net of the estimated expenses necessary for sale, charging the listed prices differences to income of the period.

     Consequently, stockholders' equity as of September 30, 2002, and 2001, would have decreased by 311,585 and 420,171, respectively. Meanwhile, the loss for the nine-month period ended September 30, 2002, which amounted to 1,759, 488, would have decreased by 1,162,948, and the income for the nine-month period ended September 30, 2001, would have decreased by 333,580.

     In addition, as disclosed in notes 3.4.b) as of September 30, 2002, the Bank carries booked under the accounts "Government and Private Securities - Held in investment accounts" for a total of 3,410,538. In addition, and as explained in note 3.4. i), to such date, the Bank has recorded under "Other receivables from financial transactions - Others not included in Debtor Rating Standards" , the federal government securities still to be received to compensate the negative effect on stockholders' equity arising from the conversion to pesos of the credits and obligations denominated in foreign currency for the amount of 1,840,114 to its residual nominal value plus accrued interests receivable. Under Argentine professional accounting principles, the assets mentioned above should be valued at market value. As of the date of issuance of these financial statements, the traded volumes of Argentine Republic Treasury Foreign Bills and of BODEN 2012, have not been significant. Accordingly, the market values known to date might not be representative of the effective eventual realization value.


7.   BREAKDOWN OF THE MAIN ACCOUNTS

     As of September 30, 2002 and 2001, the breakdown of the main accounts included in the Diverse or Others concepts exceeding the 20% of the total is as follows:


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                                    2002             2001
                                                                                ------------     ------------
     a)   Other receivables from financial transactions - Other
          not included in Debtors Rating Standards:

          Compensation receivable from Federal Government                        1,840,114              ---
          Participation certificates in unlisted financial trusts                  154,730           96,208
          Seguros de Depositos S.A. - Loans to the Guarantee Fund                    7,715           17,084
          Other                                                                     37,484           24,672
                                                                                ------------     ------------
                                                                                 2,040,043          137,964
                                                                                ============     ============

     b)   Other receivables - Other:

          Miscellaneous receivables (1)                                            515,567           83,330
          Loans and advances to personnel                                           37,489          107,222
          Prepayments                                                               18,556           21,831
          Guarantee deposits                                                        19,011            6,371
          Other                                                                        171            8,762
                                                                                ------------     ------------
                                                                                   590,794          227,516
                                                                                ============     ============

     c) Deposits - Private non-financial sector and foreign residents - Other:

          Reprogrammed deposits adjusted by the CER                              1,681,700              ---
          Other deposits                                                           132,229          124,981
                                                                                ------------     ------------
                                                                                 1,813,929          124,981
                                                                                ============     ============


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                                    2002             2001
                                                                                ------------     ------------
     d)   Other liabilities from financial transactions - Banks and
          international organizations:

          Financing received related to foreign trade transactions               2,351,742        1,714,298
                                                                                ------------     ------------
                                                                                 2,351,742        1,714,298
                                                                                ============     ============

     e)   Other liabilities - Other:

          Other payables                                                           134,539          241,247
          Taxes payable                                                              6,679           47,214
          Salaries and payroll taxes                                                 5,597           66,315
          Withholdings payable on salaries & wages                                   1,934            6,729
          Advanced collections                                                         906            1,628
          Other                                                                     10,521            7,754
                                                                                ------------     ------------
                                                                                   160,176          370.887
                                                                                ============     ============

     f)   Debit control memorandum accounts - Other:

          Items in safe keeping                                                 16,596,524       20,543,266
          Other                                                                  1,037,074          484,197
                                                                                ------------     ------------
                                                                                17,633,598       21,027,463
                                                                                ============     ============


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                                    2002             2001
                                                                                ------------     ------------
     g)   Service charge income - Other:

          Insurance management commissions                                          35,978           77,364
          Commissions on credit, debit and similar cards                            17,023           58,166
          Securities management commissions                                         13,565           32,564
          Lease of safety deposit boxes                                              5,506            7,808
          Collection commissions                                                     4,210           14,373
          Account maintenance commissions                                              426            7,763
          Other                                                                     44,499           35,611
                                                                                ------------     ------------
                                                                                   121,207          233,649
                                                                                ============     ============

     h)   Service charge expense - Other:

          Turnover Tax                                                               9,655           27,243
          Other liability commissions                                                5,303              ---
          Other                                                                      2,942            5,436
                                                                                ------------     ------------
                                                                                    17,900           32,679
                                                                                ============     ============

     i)   Operating expenses - Other operating expenses:

          Leases                                                                    34,111           34,661
          Property and equipment depreciation                                       44,305           54,681
          Amortization of organization and development expenses                     25,431           57,960
          Electric power and communications                                         16,448           25,764
          Security services                                                         11,845           20,850
          Other                                                                     22,683           32,127
                                                                                ------------      -----------
                                                                                   154,823          226,043
                                                                                ============      ===========


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                                    2002             2001
                                                                                ------------     ------------
     j)   Other income - Other:

          Adjustment and interest on other receivable                               24,363            4,475
          Other asset transaction results                                            3,545              611
          Other                                                                     14,114           12,846
                                                                                ------------     ------------
                                                                                    42,022           17,932
                                                                                ============     ============

     k)   Other loss - Other:

          Accidents                                                                  1,377            9,513
          Fixed Assets Transactions and Others                                       3,655            9,344
          Other                                                                     24,303           16,754
                                                                                ------------     ------------
                                                                                    29,335           35,611
                                                                                ============     ============


     (1)  See Note 1.2.e)


8.   INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME


     The Bank determines the accounting charge for income tax by applying the current 35% tax rate to the estimated taxable income for the year, without taking into account the effect of temporary differences between book and taxable income. In addition, the Bank determines the tax on minimum presumed income by applying the rate of 1% on computable assets as of year-end. Law No. 25,063 provides in respect of institutions governed by the Financial Institutions law, that such institutions should take, as the taxable base for the purpose of tax on minimum presumed income, 20% of their taxable assets, after deducting those assets defined as non-computable. This tax is supplementary to income tax. The Bank's tax obligation in each tax year shall be the higher of these two taxes. However, should minimum presumed income tax be higher than income tax in any given tax year, such excess may be considered as a prepayment on account of any excess of income tax over tax on minimum presumed income that may arise in any of the ten subsequent tax years.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     In the nine-month period ended September 30, 2002, the Bank estimated a net operating loss, and accordingly did not include any charge to such account in the Statement of Income. In addition, the Bank determined a charge of 22,300 on account of tax on minimum presumed income, which was capitalized under the "Other Receivables - Miscellaneous receivables" account.

     In every year that net operating losses are offset, the tax benefit (the effect of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over the former.

     On the other hand, as of September 30, 2001, the Bank estimated an income tax charge of 36,536, which exceeded the amount determined for tax on minimum presumed income and was charged to income for the year under the "Income Tax" account.

     As of September 30, 2002, and 2001, the tax on minimum presumed income credit amounted to 57,127 and 36,419 respectively, and was capitalized under the "Other Receivables - Miscellaneous receivables" account.


9.   RESTRICTIONS ON ASSETS


     a) As of September 30, 2002 and 2001, there are liabilities owed to the "Banco de Inversion y Comercio Exterior" (Investment and Foreign Trade
          Bank) totaling 15,293 and 30,281 respectively, secured by promissory notes from the Bank's loan portfolio.

     b) As of September 30, 2002, the "Government and private securities - Unlisted government securities" account included tax credit certificates in the amount of 84,331 which may be used to settle certain tax obligations as from the year beginning January 1, 2003, under Decree No. 979/01. Subsequently, through Decree No. 1657/02, dated September 6, 2002, the Federal Executive suspended the payment of federal taxes with tax credit certificates and the possibility of transferring such certificates.

     c) As of September 30, 2002, under "Loans-to the Non-Financial Public Sector", includes operations of Guaranteed Loans for an amount of 927,479 which were given as guarantees of the advances in account received from the B.C.R.A. for transitory illiquidity situation mentioned in the note 1.2. f).


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


10.  TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (ART. 33 OF LAW No. 19,550)


     The balances of transactions with parent, subsidiaries and affiliates as of September 30, 2002 and 2001 are as follows:

     -    Parent (SCH Group)


                                                                                    2002             2001
                                                                                ------------     ------------
          Cash and due from banks                                                    7,169           26,731
          Loans                                                                        ---           30,857
          Other receivables from financial transactions                             40,634        1,150,804
          Other receivables                                                            699              ---
          Deposits                                                                     ---          913,160
          Other liabilities from financial transactions                          1,263,727        1,606,934
          Other liabilities                                                          1,510              ---
          Subordinate Corporate Bonds                                              605,709              ---
          Credit lines taken (unused portion)                                        1,137              ---
          Other not included in Debtor Rating Standards                          1,006,209              ---
          Other guarantees included in Debtor Rating Standards                     278,831          165,116
          Financial income                                                          14,450           63,195
          Financial expense                                                         58,794           34,535
          Service charge income                                                        116              ---
          Service charge expense                                                       552              598


     - SUBSIDIARIES (Santander Riobank - Grand Cayman - (1) - and subsidiaries, Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A.):



                                                                                    2002             2001
                                                                                ------------     ------------
          Loans                                                                        ---            2,850
          Other receivables from financial transactions                                464            2,726
          Other receivables                                                             10               75
          Deposits                                                                  11,396            9,395
          Other liabilities from financial transactions                                ---            2,726
          Credit lines taken (unused portion)                                        1,000              ---
          Items in safe keeping                                                      6,411          390,019



                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -



                                                                                    2002             2001
                                                                                ------------     ------------
          Financial income                                                             ---               55
          Financial expense                                                          4,276            8,512
          Service charge income                                                      1,780              487
          Other income                                                                  89              266


     - AFFILIATE COMPANIES (Banelco S.A., Visa Argentina S.A., Interbanking S.A., Origenes Vivienda y Consumo Compania Financiera S.A., Rio Compania de Seguros S.A., Prestamos de Consumo S.A. and Caminos de las Sierras S.A.):



                                                                                    2002             2001
                                                                                ------------     ------------
          Federal Government and Private Securities                                    ---           50,923
          Loans                                                                    174,256          246,900
          Other receivables from financial transactions                                ---           44,791
          Other receivables                                                              2               44
          Deposits                                                                   1,573            6,014
          Other liabilities from financial transactions                                ---           40,925
          Items in safe keeping                                                      8,436           37,413
          Agreed-upon credits (unused balances)                                      7,806              ---
          Other guarantees included in Debtor Rating Standards                      25,938              ---
          Financial income                                                          10,298              ---
          Financial expense                                                          4,461            9,234
          Service charge income                                                         21              155
          Other income                                                                  36              224


      (1) See note 2.c)



11.  BANK DEPOSIT GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND


     a)   Bank Deposit Guarantee Insurance System

          Law No. 24,485, published on April 18, 1995 and Decree No. 540/95 of the same date provided for the creation of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          value. This system was designed to provide further coverage for risks inherent in bank deposits, as a subsidiary and complementary protection to that afforded by the system of bank deposit privileges and protection created by the Financial Institutions Law.

          This law provided for the creation of a company named "Seguros de Depositos Sociedad Anonima" (SEDESA, Deposit Insurance, Corporation) for the exclusive purpose of managing the Deposits Guarantee Fund. As required by the amendments made by Decree 1292/96, the shareholders of the newly created company are the BCRA (with a minimum of one share) and the trustees appointed in the trust agreement made by financial institutions in such individual proportions as determined by the BCRA in terms of their respective contributions to the Deposits Guarantee Fund.

          The current guarantee of deposit system does not include deposits made by other financial institutions (this includes certificates of deposits acquired in the secondary market), deposits made by individuals related to the bank either directly or indirectly, certificates of deposit in securities, acceptances or guarantees and, lastly, deposits made after July 1, 1995 and through September 17, 1998 at a rate two or more percentage points per annum above that offered by the Banco de la Nacion Argentina for equivalent terms and, since the latter date, at a rate two or more percentage points per annum above the rolling average for the last five days of deposit rates for an equivalent term as found by the survey conducted by the BCRA. Communique "A" 2399 of the BCRA of December 15, 1995 extended the stated grounds for exclusion from the system to include negotiable certificates of deposits acquired by endorsement and deposits obtained through systems offering other incentives in addition to agreed-upon interest rates.

          The above trust was created in August, 1995. As of December 2000, the Bank has a 10.1132% interest in it.

          Communique "A" 2337 of the BCRA, issued on May 19, 1995, notified financial institutions that the rules relating to the application of the guarantee system had been approved and put into effect as from April 18, 1995.

          The Federal Executive, by Decree No 1127/98 dated September 24, 1998, increased the reimbursement guaranty provided by Decree 540/95 to the amount of 30, regardless of the term for which the deposit is made. Deposit for amounts exceeding 30 are also covered by the guaranty system but only up to such amount. The BCRA may decide to change the amount covered by the guaranty system at any time and provided it shall be applied to all system participants, on the basis of the developments in the Argentine financial system consolidation process and any other indicators the BCRA may consider appropriate.

          On January 21, 2000, the BCRA issued Communique "A" 3064 that set the normal contribution to the deposit guarantee insurance system at 0.015% effective as from the contributions due for January 2000, subject to the banks executing with SEDESA agreements for loans earmarked for the Deposit Guarantee Fund in the conditions provided in such Communique. Subsequently, through Communique "A" 3153 of August 24, 2000, the BCRA abrogated, as from the contributions related to September 2000, the requirement to execute loan


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          agreements with SEDESA. However, previous loan agreements will remain in effect under originally agreed-upon terms and conditions until their respective repayments. On November 9, 2001, through Communique "A" 3358, the BCRA decided to set the regular contribution to the deposits guaranty fund at 0.03%, effective for contributions due in December 2001.

          As of September 30, 2002 and 2001, the Bank has granted loans to SEDESA amounting to 7,715 and 17,084 respectively, which are booked under the account "Other receivables from financial transactions - Other receivables not included in Debtor Rating Standards".


b)       Bank Liquidity Fund

          On December 26, 2001, Decree No. 32/01 provided for the creation of the Bank Liquidity Fund in order to inject liquidity into the banking system, according to the scope established therein. Such Fund will be managed by SEDESA, which will act as trustee.

          Financial institutions authorized to operate in Argentina shall contribute to such fund through subscribing class "A" Participation Certificates for an amount equivalent to 5% of the average daily balances of deposits made by the non-financial private sector in each bank as of November 2001, as determined by the BCRA. Such contribution may be increased by up to 50%. Subsequently, through a Communique issued on December 28, 2001, the BCRA decided to increase such contribution to 6%. Therefore, on January 2, 2002, the Company contributed US$ 306,581 to the above Fund.

          On February 22, 2002, through Communique "A" 3487, the BCRA set the contribution to the Bank Liquidity Fund at 1.90%, and provided that the amounts contributed may be deducted from the minimum cash requirement. Subsequently, on March 15, 2002, the BCRA, through Communique "A" 3513, decided to set the contribution to the Bank Liquidity Fund at 3.50%.

          On May 15, 2002, the amount of 242,148 contributed by the Bank to the Bank Liquidity Fund was reimbursed to the Bank by the BCRA.


12.  FIDUCIARY ACTIVITIES

     Banco Rio de la Plata S.A. is the trustee for the trusts described below and in no case is the Bank liable with its own assets for the commitments undertaken in the performance of the trusts; such liabilities will only be serviced with and up to the sum of the trust corpus assets and the proceeds from such assets.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     a)   "PEGASUS - CLASS B" Financial Trust Agreement

          Through Resolution No. 11,595 dated January 16, 1997, the CNV granted approval for the global program for the issuance of securities and participation certificates for a maximum amount of US$ 300 million under the "PEGASUS" Financial Trust Agreement to mature in five years as from the CNV's approval date of the program. On July 17, 1997, debt securities were issued with a total nominal value of US$ 20 million, which was fully subscribed.

          The PEGASUS-CLASE B financial trust corpus assets were made up by the following financial assets:

          - Medium-Term Argentine Treasury Bonds (BONTES), accruing interest at an 8.75% rate, maturing on May 9, 2002 for a total nominal value of US$ 20 million.
          - Cash Flow Exchange agreement on the basis of a basket of Latin American Stock Exchange Indexes.

          As a result of the events mentioned in note 1.1., under Decree No. 471/02, the BONTES were converted into pesos at the ARS 1.40 = USD 1 exchange rate, plus the CER, and a new interest rate was set for these debt securities, for adjustment purposes. Afterwards, on May 9, 2002, the default on the BONTES principal and interest service payments caused the setting up an allowance covering the full BONTES amount as of March 31, 2002. Unanimous Meeting of Class B Debt Bond holders held on July 3, 2002, approved the termination and subsequent liquidation of the trust. Such liquidation was made effective on September 2, 2002, by distributing among holders the remaining assets net of any expenses derived from such process, in proportion to their related holdings. Also, on July 3, 2002, the Unanimous Meeting of Class "B" Debt Security holders was held, which approved the termination and subsequent liquidation of the Trust. The liquidation was carried out on September 2, 2002, by distributing corpus assets among holders, in proportion to their participation, net of expenses incurred in the liquidation process.

          According to the Financial Statements carried out by another Auditor as of June 30, 2002 and 2001 (Liquidation Financial Statements), the equity situation of the Financial trust mentioned above is as follows:

                                       2002             2001
                                   ------------     ------------
               -    Assets              35             47,028
               -    Liabilities         35             47,028


          As mentioned in the financial statements of the Trust as of June 30, 2002, and 2001(Liquidation of Financial Statements), given the features of the trust, no income is generated.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     b)   INMOBILIARIO Fideicomiso Financiero (Real Property Financial Trust)

          Through Resolution No. 11,511 dated November 14, 1996, the CNV (Argentine National Securities Commission) authorized the public offering of certificates of participation in the financial trust INMOBILIARIO Fideicomiso Financiero (Real Property Financial Trust) under a global program for a maximum outstanding amount of US$ 200 million, with a five-year term, under the system governed by Law No. 24,441 and CNV General Resolution No. 368.

          The former Banco Tornquist S.A. was authorized to act as trustee for any financial trusts to be organized under the Program; as a consequence of the merger, the Bank assumed this trustee capacity with authorization granted by the CNV by Resolution No. 13,456 dated July 6, 2000. The financial trusts have a minimum term of 180 days and a maximum term of fifteen years and are secured exclusively by the mortgage receivables transferred to the trusts by the bank in exchange for the proceeds of subscribed Certificates of Participation, which does not preclude covering certain series with additional sureties or other guaranty systems.

          When applying for the authorization mentioned above, the former Banco Tornquist S.A. also requested authorization for the issuance of Series I of the Certificates of Participation for an amount of up to US$ 23 million distributed into four classes of certificates that fall due upon repayment of the last installment of the longest-lasting underlying loan (in year 2003) or the last late payment collected, whichever latest; the return on such securities may be fixed or variable, depending on the class. All sums collected by the trust from the collection of loan payments or income from short-term investments of temporary excess liquidity shall be allocated to the different classes beginning with "A" and then to the other classes in order. The Bank guarantees holders of Class "B" certificates that they will collect the monthly services as per the notional flow of funds. The Board of Directors of the former Banco Tornquist S.A., in its meeting of October 25, 1999, decided to grant personal surety to the holders of class "A" and "C" certificates guaranteeing payment of monthly service payments thereto under agreed-upon conditions.

          On November 15, 1996, the Board of Directors of the former Banco Tornquist S.A. approved granting the Trust the Option for the Assignment of Credits, which was effected on November 28, 1996, for a nominal value of US$ 20,760,000. Accordingly, Series I of the certificates of participation in the Fideicomiso Financiero INMOBILIARIO was issued comprising Class "A" in the amount of US$ 13,845,000; Class "B" in the amount of US$ 3,453,000; Class "C" in the amount of US$ 1,731,000, and Class "D" in the amount of US$ 1,731,000. The returns for certificates Class "A" and "C" were set at 9.5% and 11%, respectively.

          In accordance with the Financial Statements carried out by another Auditor, as of September 30, 2002 and 2001, the equity and the results corresponding to the Series I of the Financial Trust mentioned above is as follows:


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


                                           2002             2001
                                       ------------     ------------
               -    Assets                   81            2,352
               -    Liabilities              66              372
               -    Owners' Equity           15            1,980
               -    Loss                   (570)            (341)

          As of September 30, 2002 and 2001, respectively, the value of Series I was as follows: Class "A": 15 and 1,979; Class "B": 0 ; Class "C": 0 and Class "D": 0, respectively.


     c)   "EDIFICIO LA NACION" Financial Trust

          On May 8, 2000, the Board of Directors approved setting up a financial trust as direct mutual fund named "EDIFICIO LA NACION" to issue debt certificates and/or participation certificates for a nominal amount of US$ 45 million as provided for in Law No. 24,441 and CNV General Resolution No. 368.

          Through Resolution No. 13,503 dated August 10, 2000, the CNV approved:
          (a) setting up a financial trust named "EDIFICIO LA NACION" organized as a direct mutual fund by Banco Rio de la Plata S.A. as trustee; and
          (b) issuing debt securities and certificates of participation under the "Fideicomiso Financiero EDIFICIO LA NACION - Fondo de Inversion Directa" for a nominal amount of US$ 27 million and US$ 18 million, respectively.

          The object of the trust is to build and sell an office building located in the property currently used by "La Nacion" newspaper.

          The underlying assets of the financial trust is represented by the following assets:

          -    Funds from the placements of the instruments issued.
          - The property in which offices will be built, the constructions, equipment and facilities to be added.
          - The receivables and funds resulting from the sale and/or lease of the units.
          - The rights resulting from the work for service and other agreements executed by the trustee.

          The definitive term of the trust is five years as from the date in which it is definitely set up and it may be extended up to a maximum ten-year term as from organization date. The corpus assets are the only means for repaying the debt securities and certificates of participation.

          Consequently, on January 29, 2001, the debt securities and certificates of participation were subscribed in the amounts of US$ 26,580,000 and US$ 17,720,000, respectively.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          In accordance with the Financial Statements performed by another auditor as of September 30, 2002 and 2001, the equity and income
          (loss) of the Financial Trust are as follows:

                                           2002             2001
                                       ------------     ------------
               -    Assets              138,031          104,421
               -    Liabilities          62,731           83,699
               -    Owners' Equity       75,300           20,722
               -    Income               38,970            1,103


          d)   Other trusts

          As of September 30, 2002, the Bank is also trustee of the following trusts:


                                              Trust                                      Amount of the
                                            inception                                     Underlying
                       Description            date             Underlying Assets            Assets        Kind of Trust
               --------------------------  -----------  -------------------------------  -------------  ---------------------------
               Complejo Penitenciario II     05.08.98   Marcos Paz Penitentiary Complex     102,230      Administration
                                                        of Buenos Aires Province                         Trust

                                                        Rights stemming from toll
               Caminos de las Sierras S.A.   08.07.98   collection                           92,290      Guaranty Trust

               BERSA                         06.11.99   Subordinate Debt Securities          18,046      Guaranty and Safe
                                                                                                         Keeping Trust

               Correo Argentino S.A.         09.17.99   Shares and rights                    99,000      Collection Rights
                                                                                                         Assignment Trust

               Servicios Viales S.A.         12.23.00   Rights stemming from toll            30,000      Collection Rights
                                                        collection                                       Assignment Trust

               Credito Actual                09.07.01   Rights, shares and guarantees        14,000      Guaranty Trust

               Cuota Hilton                  04.12.02   Cash                                  3,346      Administration Trust
               Envases del Plata S.A.        05.06.02   Rights, shares, securities and             (1)   Guarantee Trust
                                                        interest

          (1) The amount of the underlying assets is determined in relation to the sales of the society.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


13.  DERIVATIVE FINANCIAL INSTRUMENTS

     As of September 30, 2002, the Bank had purchased put option in the amount of 67,011. Additionally, the Bank had sold call options in the amount of 29,637. These options are included in "Derivatives debit memorandum accounts" under "Notional value of put options purchased", and "Derivatives credit memorandum accounts" under "Notional value of call options sold", respectively.

     On the other hand as of September 30, 2001, the Bank had sold call and put options for 17,611 and 221,433, respectively, which are included in "Derivatives credit memorandum accounts" under "Notional value of call options sold" and "Notional value of put options sold". All options were valued in accordance with the method described in note 3.4.o), under effective B.C.R.A. regulations.

     In addition, as of September 30, 2001, it had purchased call and put options for 803 and 96,726, respectively. These options are under "Derivatives credit memorandum accounts" under "Notional value of call options purchased" and "Notional value of put options purchased", respectively.

     The premiums paid for such instruments were valued according to the Black & Scholes method. This method is accepted by the BCRA as reasonable method for valuing these items because the options do not have a listing on a local or a foreign market.

     As of September 30, 2002, the Bank entered into two interest-rate swap agreements with the Standard Chartered Bank for a total amount of US$ 9,230,769 and US$ 13,943,917, so as to cover the variable rate payable on financing received from the Inter-American Investment Corporation; these swap agreements expire on October 15, 2006, and November 15, 2004, respectively. Accordingly, this transaction is recorded under the account "Memorandum accounts - Derivative accounts - Other" in the amount of 86,365.

     On the other hand, as of September 30, 2001, the Bank executed an interest-rate swap agreement with Deutsche Bank AG New York Branch, to cover the variable yield accrued by the First Series of Corporate Bonds, for an amount of US$ 200 million, issued by the Bank under Corporate Bond Issuance Global Program for a total amount of US$ 1 billion. Such transaction is recorded under the account "Memorandum accounts - Derivative accounts - Other" in the amount of 494,181.

     The Bank had not obtained any significant income or sustained any significant loss from transactions with financial derivative instruments either as of September 30, 2002 and 2001.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


14. DEPOSITS PROCURED UNDER THE SYSTEM PROVIDED BY BCRA COMMUNIQUE "A" 2482 AS SUPPLEMENTED

     As of September 30, 2001 the Bank became the obligor in connection with variable-rate certificates of deposit placed under the provisions of BCRA Communique "A" 2482 as supplemented and was assigned the respective hedging financial instrument agreements undertaken with the purpose of fully covering the impact on equity of the changes in the listed price of the financial assets on which such certificates are indexed. Most of such agreements were entered into with SCH Group member entities. The nominal value of these investments as of such date, amounts to 2,210 and they are recorded under the "Deposits - Private nonfinancial sector and foreign residents - Investments Accounts".

     The variable consideration to be paid for the funds procured under this type of transaction amounted to 117 at period-end and are recorded under "Deposits - Private sector and foreign residents - Interest, adjustments and listing differences accrued payable"; such amounts were fully covered by the revenues, in the same amount, from the above mentioned hedging instruments. As of September 30, 2001, hedging devices amounted to 220, which are booked under the account "Derivatives credit memorandum accounts
     - Notional value of call options sold" and were valued according to the criteria described in note 3.4. o).

     As of September 30, 2002 and 2001, the premiums paid for such instruments amount to 1,880 and 82, respectively; such premiums were accrued over the effective term of the above mentioned certificates. As of September 30, 2001, the amount to be accrued for such premiums was 49 and was booked under "Other receivables from financial transactions - premiums for options purchased".


15.  COMPLIANCE WITH THE REQUIREMENTS OF THE NATIONAL SECURITIES COMMISSION
     (CNV)

     a) Compliance with the requirements to act as agent in the over- the-counter market

          As required under Resolution 368/01 of the CNV, the Bank's equity as of September 30, 2002 and 2001, exceeds the minimum stockholders' equity required under this resolution to act as agent in the over-the-counter market.



                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


     b)   Role of the Bank as Mutual Fund Depositary

          As of September 30, 2002 and 2001, as it arises from the Financial Statements performed by another Auditor, in its capacity of depositary of mutual funds, the Bank holds the following items in safekeeping:

                                                                         2002                                 2001
                                             ------------------------------------------------------------ --------------
                       Mutual                               Government     Certificates      Total of       Total of
                        Fund                   Shares       Securities     of Deposits      Investment     Investment
          ---------------------------------- -----------  --------------- --------------- --------------- --------------
          Superfondo Acciones (*)              7,607           ---              ---            7,607          19,639
          Super Ahorro $ (*)                   7,000           ---           26,133           33,133         352,948
          Super Ahorro US$ (**)                  ---        63,080           67,881          130,961       1,000,915
          Superfondo 2000 (**)                   ---            70            2,136            2,206           4,783
          Superfondo 2001 (**)                   ---        38,017            3,399           41,416         163,803
          Superfondo 2002 (**)                   129        17,674                4           17,807         105,656
          Superfondo 2003 (**)                   ---         2,074                2            2,076          14,558
          Superfondo US$ Plus (**)               ---         3,567                1            3,568          13,208
          Superfondo MIX III(**)                 ---           645                1              646           8,657
          Superfondo Mix I (***)                 ---           ---              ---              ---             ---
          Superfondo Renta Variable (*)        3,297           ---              ---            3,297           4,755
          Superfondo Renta
          Latinoamerica (**)                     ---         3,267                2            3,269          16,018
          Superfondo Renta $ (*)                 ---           560              ---              560          11,307
          Superfondo Latinoamerica (**)        6,499           ---                1            6,500          16,172
          Superfondo Ahorro US$ (**)             ---         1,150            2,714            3,864          10,499
          Superfondo America (**)                ---           ---           21,046           21,046           2,796
          Superfondo Europa (**)              66,694           ---               31           66,725          42,501


          (*)  Argentine peso investment portfolio.
          (**) Foreign currency investment portfolio switched into Argentine pesos at the exchange rate effective as of each period-end.
          (***) This fund initiated its operations on September 30, 2002 and its equity is made up of a capital contribution.

          Taking into account the situation described in note 1, the CNV, through General Resolution No. 384, dated December 28, 2001, authorized the mutual fund manager companies to settle the redemptions requested from them out of their securities in portfolios, under the criteria established in Section No. 18, Decree No. 174/93. Therefore, the Bank's Management, in its meeting of December 28, 2001, provided that: (a) the assets comprising the portfolio of the Superfondo Ahorro US$ F.C.I., Super Ahorro US$ F.C.I. and Super Ahorro ARS F.C.I. funds be grouped based on liquidity while safeguarding the rights of shareholders; (b) the


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


          liquid assets comprising the portfolio of the above mutual funds be used to settle redemptions in proportion to each shareholder's investment holding; and (c) that, should it be required by shareholders, illiquid assets in portfolio be used to settle redemptions in kind in proportion to each shareholder's investment holding.


16.  EMPLOYER'S CONTRIBUTION TO THE BANK EMPLOYEES' SOCIAL SECURITY INSTITUTE
     (ISSB)

     The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the above mentioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996). In addition, by Decree No. 336/98 of March 26, 1998, the Federal Executive confirmed the total elimination of the Bank Employees' Social Security Institute and the establishment of a new institution (Argentine Bank Employees' Health Plan - OSBA), which is not a successor entity of such Institution.

     During 1997 and 1998, the Argentine Bank Association and the Argentine Bank Employees' Health Plan (OSBA) have made different filings with the court to declare the above mentioned decrees unconstitutional and restore the Bank's obligation to make contributions.

     Although, the Bank and Banco Santander S.A. of Argentina requested an injunction. In this regard, the federal courts of original jurisdiction Nos. 4 and 6, through judgements Nos. 5918 and 208 of December 15, 1998, sustained the actions started and declared the validity of Decree No. 336/98 and thus, the OSBA is not a successor entity of the Bank Employees' Social Security Institute and that the OSBA cannot make any claim from Banco Rio de la Plata S.A. as from July 1, 1997, for the payment of the contribution established in point (f) of Section No. 17 of Law No. 19,322.

     According to the Bank's management and legal counsel, there are grounds to consider that the above mentioned contribution has been eliminated and, therefore, all the requirements derived from the Decrees mentioned above have been met. Consequently, no accrual has been set up to cover the possible contributions that could be claimed.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF SEPTEMBER 30, 2002 AND 2001

                    (Translation of the financial statements
                  originally issued in Spanish - See note 19)

                        - Stated in thousands of pesos -


17.  RESTRICTION ON EARNINGS DISTRIBUTION

     a) The BCRA by Communique "A" 3574 suspended distribution of dividends for a term to be established by such institution.

     b) As mentioned in the note 3.4 b), the Communique "A" 3785 from B.C.R.A allowed the record of Federal Government's Bonds received as compensation as holdings in investment accounts to its technical value, limiting the distribution of dividends in cash to the income-loss which exceed the difference between the book value and the listing of these bonds recorded during the month of the end of the fiscal year.


18.  PUBLICATION OF THE FINANCIAL STATEMENTS

     In accordance with Communique "A" 760 of the BCRA, no prior approval of this entity is required for the publication of these financial statements.


19.  ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH


     These financial statements and the consolidated financial statements (included with the supplementary information) are presented on the basis of the standards of the BCRA and, except for the matter mentioned in note 6 to the financial statements, in accordance with accounting principles generally accepted in Ciudad Autonoma de Buenos Aires, Argentine Republic.

     Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Ciudad Autonoma de Buenos Aires, Argentine Republic may not conform with generally accepted accounting principles in other countries.

     The effects of the differences, if any, between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the financial statements may be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations or cash flows in accordance with accounting principles generally accepted in the countries of the users of the financial statements other than Argentina.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity Name: BANCO RIO DE LA PLATA S.A.-                                 - 72 -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                      Exhibit A
                                                                      ---------


                   DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
                        AS OF SEPTEMBER 30, 2002 AND 2001
                 (Translation of financial statement originally
                       issued in Spanish - See note 19)
                      - Stated in thousands of pesos -


----------------------------------------------------------------------------------------------------------------------------------
                                                                                 HOLDINGS
                                                                        -------------------------
                                                                            2002            2001      POSITION
                                                                        -------------------------      WITHOUT   OPTIONS    FINAL
                         DESCRIPTION                   IDENTIFICATION                                  OPTIONS            POSITION
                                                                       MARKET   BOOK        BOOK
                                                                       VALUE   BALANCE    BALANCE
----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------
                 LISTED GOVERNMENT SECURITIES
------------------------------------------------------

Holdings in investment account
 In Foreign Currency
 -External bills of the Argentine
  Republic in U.S. Dollars - 2.98%                            --        (1)    374,428                   374,428   --      374,428
 -External bills of the Argentine
  Republic in U.S. Dollars - 4.95%                            --        (1)    288,470                   288,470   --      288,470
 -Banking Compensation Bonds in U.S.
  Dollars - 2012 - 2% - (BODEN 2012)                                    (1)  2,747,640                 2,747,640   --    2,747,640
                                                                             -----------------------------------------------------
                Subtotal in investment account                               3,410,538     1,737,864   3,410,538   --    3,410,538
                                                                             -----------------------------------------------------

Holdings for trading or financial transactions
Local
In Pesos
 -U.S. Dollar Bond for settling
  obligations of the Province
  of Buenos Aires - 2004 - 6% Pesified                        --        129        129                       129   --          129
 -Tax Credit Certificates                                     --        307        307                       307   --          307
 -Buenos Aires City Government Bonds
  in local currency - 2004                                    --        520        520                       520   --          520
 -Debt consolidation bonds in
  local currency - Series 1*                              ARPRO13d=ME    49         49                        49   --           49
 -Goverment Bonds in U.S. Dollars,
  Series VII at surveyed
  market-average rate p1us 5.8%                               --        198        198                       198   --          198
 -Debt consolidation bonds
  in U.S. Dollars - Series 3*                            ARBOCOD3d=ME    52         52                        55   --           55
 -External Bonds of the
  Argentine Republic - 1992                              ARBX923d=ME    850        850                       850   --          850
 -Global External Bonds of
  the Argentine Republic - 2008                          ARGD83D3d=ME    44         44                        44   --           44
 -Medium-term Treasury Bonds - 2002                       ARBT23d=ME  2,023      2,023                     2,023   --        2,023
 -Long-term Treasury Bonds -2027                          ARBON43d=ME   130        130                       132   --          132
 -Medium-term Treasury Bonds - 2003                       ARBON63d=ME   168        168                       168   --          168
 -Fixed-rate Treasury Notes - 2003
  - 11.75% - Pesified                                     ARBON33d=ME   146        146                       146   --          146
 -Pension Fund Debt Consolidation
  Bonds in foreign currency - Series 2*                   ARPRE43d=ME    57         57                        57   --           57
 -Treasury Notes - Pesified                                   --        148        148                       148   --          148
 -Other                                                       --         78         78                        80   --           80
 In Foreign Currency
 -Global External Bonds of the
  Argentine Republic in U.S.
  Dollars - 2004 - Series F - Zero cupon                 AR132978=ME    80         80                        80   --           80
 -Global External Bonds of
  the Argentine Republic - 2005 - 11%                         --         26         26                        26   --           26
 -Global External Bonds of
  the Argentine Republic - 2006 - 11%                         --        231        231                       245   --          245
 -Global External Bonds of
  the Argentine Republic - 2008                          ARGD83D3d=ME    24         24                        24   --           24
 -Global External Bonds of
  the Argentine Republic - 2009                          ARGL093d=ME     42         42                        42   --           42
 -Global External Bonds of
  the Argentine Republic - 2017                          ARBGL53d=ME    279        279                       279   --          279
 -Global External Bonds of
  the Argentine Republic - 2018                         ARGJ18KD3d=ME  --         --                          11   --           11
 -Global External Bonds of
  the Argentine Republic - 2030                          ARGL3J3d=ME     85         85                        85   --           85
 -External bills of the Argentine
  Republic in U.S. Dollars - 4.95%                            --      1,524      1,524                     1,524   --        1,524
 -External bills of the Argentine
  Republic in U.S. Dollars - 2.98%                            --      1,268      1,268                     1,268   --        1,268
 -Floating Rate Bonds in U.S. Dollars                    ARFRBD3d=ME     57         57                        57   --           57
 -Other                                                       --         29         29                        32   --           32

                                                                             -----------------------------------------------------
   Subtotal holdings for trading
    or financial transactions                                                    8,544        282,119       8,579  --        8,579
                                                                             -----------------------------------------------------

                                                                             -----------------------------------------------------
         TOTAL LISTED GOVERNMENT SECURITIES                                  3,429,082      2,019,983   3,419,117  --    3,419,117
                                                                             =====================================================
-----------------------------------------------------
           UNLISTED GOVERNMENT SECURITIES
-----------------------------------------------------

Local
In Pesos
 -Tax Credit Certificates                                     --       --       84,331                     84,331  --       84,331
 -Treasury Bills to settle
  obligations of Buenos Aires
  Province - Series B                                         --       --        2,611                      2,611  --        2,611
 -Bills to settle obligations Provincies                      --       --        1,755                      1,755  --        1,755
                                                                             -----------------------------------------------------
             TOTAL UNLISTED GOVERNMENT SECURITIES                               88,697        528,290      88,697  --       88,697
                                                                             =====================================================

                                                                             -----------------------------------------------------
                 TOTAL GOVERNMENT SECURITIES                                 3,507,779      2,548,273   3,507,814  --    3,507,814
                                                                             =====================================================
----------------------------------------------------------------------------------------------------------------------------------





                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Commercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


                  ARNALDO L.GOMEZ YICHE               ALBERTO BANDE
                     Chief Accountant                    Partner
                                            Certified Public Accountant U.B.A.
                                           C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME                     - 73 -
MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                      Exhibit A
                                                                      ---------
                                                                      (Cont'd)
                                                                      ---------


                   DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
                        AS OF SEPTEMBER 30, 2002 AND 2001
                 (Translation of financial statement originally
                        issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


---------------------------------------------------------------------------------------------------------------------------

                                         DESCRIPTION
---------------------------------------------------------------------------------------------------------------------------
                                                                                 HOLDINGS
                                                                        -------------------------
                                                                            2002            2001      POSITION
                                                                        -------------------------      WITHOUT   OPTIONS    FINAL
                                                       IDENTIFICATION                                  OPTIONS            POSITION
                                                                       MARKET   BOOK        BOOK
                                                                       VALUE   BALANCE    BALANCE
                                                       ----------------------------------------------------------------------------



-------------------------------------------------------
       INVESTMENT IN LISTED PRIVATE SECURITIES
-------------------------------------------------------

Other debt securities
Local
 In pesos
 -Perez Companc Fideicomiso Fciero.                          --           20         20                     20      --           20
 -Origenes Vivienda S.A. - Series 16(degree)- 2003           --           95         95                     95      --           95
 In Foreign Currency
 -Banco Hipotecario Nacional S.A. - 2003                  ARBHIP13=ME      4          4                      4      --            4
 -Banco Hipotecario Nacional S.A. - 2006                 AR6842925=ME    286        286                    286      --          286
 -Metrogas S.A.                                              --           64         64                     64      --           64
 -Multicanal S.A. - 2018                                     --           11         11                     11      --           11
 -Supermercado Norte S.A. - 2004                          AROSPX13=BA    193        193                    193      --          193
 -Sideco Americana S.A. - 2002                            ARSIAMA3=ME     31         31                     31      --           31
 -Telefonica de Argentina S.A.                               --           27         27                     27      --           27
 -Transener 2003                                             --           13         13                     13      --           13
 -Transener 2008                                             --           28         28                     28      --           28
 -Y.P.F. S.A. in U.S. Dollars                                --           44         44                     44      --           44
 -Other                                                                    4          4                      4      --            4
                                                                              -----------------------------------------------------
          Subtotal Other debt securities                                            820      77,763        820      --
                                                                              -----------------------------------------------------
Equity securities
 Local
 In pesos
 -Metrovias S.A.                                             --          644        644                    644      --           64
 -Quickfood S.A.                                             --           96         96                     96      --           96
 -Other                                                      --           12         12                     12      --           12
                                                                              -----------------------------------------------------
                         Subtotal Equity securities                                 752       8,025        752      --          752
                                                                              -----------------------------------------------------
                   TOTAL PRIVATE SECURITIES                                       1,572      85,788      1,572      --        1,572
                                                                              =====================================================
           TOTAL GOVERNMENT AND PRIVATE SECURITIES                            3,509,351   2,634,061  3,509,386      --    3,509,386
                                                                              =====================================================



(1) To the date of issuance of these financial statements, market values might not be representative of the actual realizable value of such securities.




                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Commercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


                    ARNALDO L. GOMEZ YICHE              ALBERTO BANDE
                       Chief Accountant                    Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME                     - 74 -
MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                      Exhibit B
                                                                      ---------

          CLASSIFICATION OF FINANCING BY STATUS AND COLLATERAL RECEIVED
                        AS OF SEPTEMBER 30, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

                                                                                --------------------------------------
                                                                                      2002                2001
------------------------------------------------------------------------------- --------------------------------------





-------------------------------------------------------------------------------
                               COMMERCIAL LOANS
-------------------------------------------------------------------------------

--------------------------------------
     Normal                                                                               5,739,396          9,787,876
--------------------------------------                                          ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                  45,356            303,850
          With senior "B" guarantees and counter-guarantees                               3,848,194          2,436,040
          Without senior guarantees or counter-guarantees                                 1,845,846          7,047,986
--------------------------------------
     With potential risk                                                                    567,016             80,980
--------------------------------------                                          ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                     550              ---
          With senior "B" guarantees and counter-guarantees                                  45,242             24,174
          Without senior guarantees or counter-guarantees                                   521,224             56,806
--------------------------------------
     With Problems                                                                           806,172             40,272
--------------------------------------                                          ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                      237                875
          With senior "B" guarantees and counter-guarantees                                    5,577             11,623
          Without senior guarantees or counter-guarantees                                    800,358             27,774
--------------------------------------
     High insolvency risk                                                                    180,869            221,598
--------------------------------------                                          ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                    1,052              2,790
          With senior "B" guarantees and counter-guarantees                                    9,036             29,583
          Without senior guarantees or counter-guarantees                                    170,781            189,225
--------------------------------------
     Irrecoverable                                                                             1,215             44,349
--------------------------------------                                          ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                    ---                ---
          With senior "B" guarantees and counter-guarantees                                      195             12,706
          Without senior guarantees or counter-guarantees                                      1,020             31,643
--------------------------------------
     Irrecoverable under BCRA standards                                                        8,228
--------------------------------------                                         ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                    ---                ---
          With senior "B" guarantees and counter-guarantees                                    ---                ---
          Without senior guarantees or counter-guarantees                                      8,228              ---

                                                                                ---------------------------------------
                            TOTAL COMMERCIAL LOANS                                        7,302,896         10,175,075
                                                                                ---------------------------------------





                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                     DELOITTE & Co. S.R.L.
                                                  (Commercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


             ARNALDO L. GOMEZ YICHE                      ALBERTO BANDE
                Chief Accountant                            Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME                      - 75-
MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                      Exhibit B
                                                                      ---------
                                                                       (Cont'd)
                                                                       --------

          CLASSIFICATION OF FINANCING BY STATUS AND COLLATERAL RECEIVED
                        AS OF SEPTEMBER 30, 2002 AND 2001
                 (Translation of financial statement originally
                        issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

                                                                                ---------------------------------------
                                                                                       2002                2001
------------------------------------------------------------------------------- ---------------------------------------





-------------------------------------------------------------------------------
                       CONSUMER AND HOME PURCHASE LOANS
-------------------------------------------------------------------------------

--------------------------------------
     Normal                                                                               1,451,897          4,927,390
--------------------------------------                                          ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                     255             17,792
          With senior "B" guarantees and counter-guarantees                                 845,366          2,516,640
          Without senior guarantees or counter-guarantees                                   606,276          2,392,958

--------------------------------------
     Inadequate compliance                                                                  120,492            300,438
--------------------------------------                                          ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                   ---                  115
          With senior "B" guarantees and counter-guarantees                                  93,240            177,151
          Without senior guarantees or counter-guarantees                                    27,252            123,172

--------------------------------------
     Deficient compliance                                                                    56,628            109,809
--------------------------------------                                          ----------------------------------------
          With senior "A" guarantees and counter-guarantees                                      31        ---
          With senior "B" guarantees and counter-guarantees                                  17,249             23,862
          Without senior guarantees or counter-guarantees                                    39,348             85,947

--------------------------------------                                                       64,938             39,395
     Difficult to recover                                                        ---------------------------------------
--------------------------------------                                                          146                 13
          With senior "A" guarantees and counter-guarantees                                  53,047             30,797
          With senior "B" guarantees and counter-guarantees                                  11,745              8,585
          Without senior guarantees or counter-guarantees

--------------------------------------
     Irrecoverable                                                                           11,657              8,933
--------------------------------------                                           ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                       2                  7
          With senior "B" guarantees and counter-guarantees                                   9,460              5,153
          Without senior guarantees or counter-guarantees                                     2,195              3,773

--------------------------------------
     Irrecoverable under BCRA standards
--------------------------------------                                           ---------------------------------------
          With senior "A" guarantees and counter-guarantees                                   ---                ---
          With senior "B" guarantees and counter-guarantees                                   ---                ---
          Without senior guarantees or counter-guarantees                                     ---                ---


                                                                                 --------------------------------------
                    TOTAL CONSUMER AND HOME PURCHASE LOANS                                1,705,612          5,385,965
                                                                                ---------------------------------------

                                                                                ---------------------------------------
                                 GRAND TOTAL (1)                                          9,008,508         15,561,040
                                                                                ---------------------------------------

-----------------------------------------------------------------------------------------------------------------------




(1) The following is included: Loans (before allowances), Other receivables from financial transactions - Unlisted corporate bonds, Other included in debtor rating standards and Accrued interest receivable included in debtor rating standards, Assets covered by financing leases (before allowances), Debtors by assets sales, Memorandum accounts - Credit balances - Contingencies - Agreed-upon credits (unused balances) included in debtor rating standards, Other guarantees included in debtor rating standards and Other included in debtor rating standards.




                                             Signed for identification purposes
                                              with our report dated 01-07-2003
                                                   DELOITTE & Co. S.R.L.
                                                (Commercial Society Record
                                              C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


                ARNALDO L. GOMEZ YICHE                ALBERTO BANDE
                   Chief Accountant                       Partner
                                             Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME                     - 76 -
MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                      Exhibit C
                                                                      ---------
                           CONCENTRATION OF FINANCING
                        AS OF SEPTEMBER 30, 2002 AND 2001
       (Translation of financial statement originally issued in Spanish -
                                  See note 19)
                        - Stated in thousands of pesos -

-------------------------------------------------------------------------------

                         NUMBER                                                        FINANCING

                                                      ----------------------------------------------------------------------------
                           OF                                         2002                                  2001
                                                      ----------------------------------------------------------------------------
                                                                               TOTAL                                 TOTAL
                       CUSTOMERS                             DEBT            PORTFOLIO             DEBT            PORTFOLIO
                                                           BALANCE               %               BALANCE               %
----------------------------------------------------------------------------------------------------------------------------------


                  10 BIGGEST CUSTOMERS                         4,331,373             48.08%          3,730,167             23.97%


----------------------------------------------------------------------------------------------------------------------------------


               50 NEXT BIGGEST CUSTOMERS                       1,967,171             21.84%          2,787,797             17.92%


----------------------------------------------------------------------------------------------------------------------------------


               100 NEXT BIGGEST CUSTOMERS                        408,147              4.53%          1,435,188              9.22%


----------------------------------------------------------------------------------------------------------------------------------


                   REST OF CUSTOMERS                           2,301,817             25.55%          7,607,888             48.89%


----------------------------------------------------------------------------------------------------------------------------------


                       TOTAL (1)                               9,008,508            100.00%         15,561,040            100.00%


----------------------------------------------------------------------------------------------------------------------------------

(1) See footnote (1) in Exhibit B.




                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                     DELOITTE & Co. S.R.L.
                                                  (Commercial Society Record
                                                C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


            ARNALDO L. GOMEZ YICHE                     ALBERTO BANDE
               Chief Accountant                           Partner
                                            Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity Name: BANCO RIO DE LA PLATA S.A.-                                 - 77 -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                      Exhibit D
                                                                      ---------
                        BREAKDOWN BY FINANCING MATURITIES
                        AS OF SEPTEMBER 30, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


------------------------------------------------------------------------------------------------------------------------------------

                                                                            PERIOD LEFT UNTIL DUE DATE (1)

                                  --------------------------------------------------------------------------------------------------
             DESCRIPTION
                                       PAST           1            3          6         12           24        OVER       TOTAL
                                       DUE          MONTH        MONTHS     MONTHS    MONTHS       MONTHS       24
                                       (2)                                                                    MONTHS
------------------------------------------------------------------------------------------------------------------------------------


     NONFINANCIAL PUBLIC SECTOR          640,912          20          33    ---          ---          23,447   3,137,093   3,801,505


------------------------------------------------------------------------------------------------------------------------------------


          FINANCIAL SECTOR                     2      80,480   ---          ---          ---          21,929   ---           102,411


------------------------------------------------------------------------------------------------------------------------------------


     NONFINANCIAL PRIVATE SECTOR
        AND FOREIGN RESIDENTS          1,198,125   1,060,242     279,332       241,798     323,808   324,734   1,676,553   5,104,592


------------------------------------------------------------------------------------------------------------------------------------


              TOTAL (3)                1,839,039   1,140,742     279,365       241,798     323,808   370,110   4,813,646   9,008,508


------------------------------------------------------------------------------------------------------------------------------------

(1) Under Decree No. 214/02 dated February 3, 2002, in the case of loans to be settled in installments, the debtor will continue paying in pesos an amount equivalent to that to the last installment over six months from the date when the above Decree comes into force. After this period, the debt will be rescheduled. In the case of other loans, other than that related to credit cards balances, the debtor will be granted a six-month term to pay. This Exhibit does not consider the above reschedulling.
(2)   Included financing 31 at least days past due.
(3) See footnote (1) in Exhibit B


                                     Signed for identification purposes
                                     with our report dated 01-07-2003
                                     DELOITTE & Co. S.R.L.
                                     (Commercial Society Record
                                     C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


       ARNALDO L. GOMEZ YICHE                   ALBERTO BANDE
         Chief Accountant                          Partner
                                     Certified Public Accountant U.B.A.
                                     C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                    and for the Statutory Audit Committee

Entity Name: BANCO RIO DE LA PLATA S.A.-                                 - 78 -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                      Exhibit E
                                                                      ---------


   DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF SEPTEMBER 30, 2002 AND 2001 (Translation of financial statement originally issued in Spanish - See note 19)



-----------------------------------------------------------------------------------------------------------------------------
                                                                            2002                            2001
                                                     -----------------------------------------------------------------------------
                                                                       SHARES                    AMOUNT     AMOUNT
                                                     ------------------------------------------
IDENTIFICATION           DESCRIPTION                           UNIT   VOTES    PERCENT          (stated in (stated in    MAIN
as per "FSD"                                          CLASS    FACE    PER       OF      NUMBER  thousands  thousand    BUSINESS
                                                               VALUE  SHARE  INVESTMENT          of pesos)  of pesos)
-----------------------------------------------------------------------------------------------------------------------------
              IN FINANCIAL INSTITUTIONS AND
              SUPPLEMENTARY AND AUTHORIZED
                         ACTIVITIES
              ----------------------------------

                                                                                                    ------ ---------
              SUBSIDIARIES                                                                          56,737   463,951
              ------------
                                                                                                    ------ ---------
              Local:                                                                                56,737    54,267
                                                                                                    ------ ---------
33-64595126-9 - Santander Sociedad de Bolsa S.A.      Common    $ 1     1      99.96%    4,898,040  10,774     6,973  Stockbroker
30-66187367-8 - Santander Investment Gte. F.C.I. S.A. Common    $ 1     1      99.89%      113,615  38,463    33,215  M.F.Manager
30-64399063-2 - Gire S.A.                             Common    $ 1     1      58.33%       57,163   7,500    14,079   Services


                                                                                                    ------ ---------
              Foreign:                                                                               -       409,684
                                                                                                    ------ ---------
99-00072290-0 - Santander Riobank (Grand Cayman)       (1)      (1)    (1)       (1)            (1)  -       409,684      (1)


                                                                                                    ------ ---------
              AFFILIATES                                                                             4,443      658
              ----------
                                                                                                    ------ ---------
              Local:                                                                                 3,349      -
                                                                                                    ------ ---------
30-69121742-2 - Origenes Vivienda  y Consumo Cia.
                Financiera S.A. (3)                   Common    $ 1     1      12.50%    3,484,508   3,349      -      Banking

              Foreign:                                                                               1,094     658
                                                                                                   ------- --------
              - Bladex S.A.                           (2)      (2)    (2)       (2)       (2)        1,094     658     Banking

                                                                                                   ------- --------
                          SUBTOTAL                                                                  61,180 464,609
                                                                                                   ======= ========

              ----------------------------------
                     IN OTHER COMPANIES
              ----------------------------------                                                   ------- --------
              AFFILIATES                                                                            51,338 109,294
              ----------
                                                                                                   ------- --------
              Local:                                                                                51,174 108,703
                                                                                                   ------- --------
30-60479635-7 - Banelco S.A.                       A       $ 1     1      20.00%      18,020     10,740   7,272   Services
30-59891004-5 - Visa Argentina S.A.              Single  $ 0,0001  1       5.00%      11,400        645   1,428   Services
30-69078352-1 - Interbanking S.A.                Common    $ 1     1      15.00%      22,856        753   1,667   Services
30-69297553-3 - Caminos de las Sierras S.A.      Common    $ 1     1      37.97%  45,564,000     37,753  83,598  Roads work
30-70128219-8 - Prestamos de Consumo S.A.        Common    $ 1     1      12.50%   2,847,485      -       3,135   Services
30-69896545-9 - Rio Compania de Seguros S.A.     Common    $ 1     1      12.50%     830,875        818   1,811  Insurance
30-69121742-2 - Origenes Vivienda S.A.            (3)      (3)    (3)       (3)       (3)         -       7,755     (3)
              - Other                             (4)      (4)    (4)       (4)       (4)           465   2,037     (4)

                                                                                               ---------- -----
              Foreign:                                                                              164     591
                                                                                               ---------- ----
              - Other                             (4)      (4)    (4)       (4)       (4)           164     591     (4)

                          SUBTOTAL                                                               51,338 109,294
                                                                                               ======== =======

                                                                                               ----------------
                            TOTAL                                                               112,518 573,903
                                                                                               ======== =======

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------
                           INFORMATION ABOUT THE ISSUER
               ---------------------------------------------------------
                   DATA FROM LAST PUBLISHED FINANCIAL STATEMENTS
               ---------------------------------------------------------
IDENTIFICATION   FISCAL                                   NET INCOME
as per "FSD"    YEAR-END /   CAPITAL      STOCKHOLDERS'     FOR THE
               PERIOD-END     STOCK          EQUITY      YEAR / PERIOD
------------------------------------------------------------------------












33-64595126-9  09/30/2002  $   4,900,000  $   10,778,487   $   4,448,232
30-66187367-8  09/30/2002  $     113,740  $   38,507,768   $  (3,688,960)
30-64399063-2  12/31/2001  $      98,000  $    9,871,960   $   2,537,540





99-00072290-0     (1)             (1)           (1)              (1)








30-69121742-2  06/30/2002  $   27,873,06   $  32,452,324   $ (25,024,975)



               12/31/2000 U$S132,851,168  U$S699,204,802  U$S 97,055,554













30-60479635-7  06/30/2002  $      90,100   $  28,005,396   $   7,818,164
30-59891004-5  05/31/2001  $          23   $  15,534,386   $   1,647,101
30-69078352-1  12/31/2000  $     152,373   $   5,639,512   $     169,146
30-69297553-3  12/31/2001  $ 120,000,000   $ 134,736,415   $ (20,334,039)
30-70128219-8  12/31/2001  $  30,750,880   $       1,990   $ (22,629,556)
30-69896545-9  09/30/2002  $   6,647,000   $  14,605,651   $     235,280
30-69121742-2     (3)             (3)           (3)            (3)
                  (4)             (4)           (4)            (4)




                  (4)             (4)           (4)            (4)








------------------------------------------------------------------------


(1)   See Note 2.c)
(2) Class "B" shares, one vote per share, 45,406.29 shares, without a face value. Preferred shares, unit face value US$10, nonvoting, 6,246 shares.
(3)   See Note 2.b)
(4) The interest held does not exceed 5% of the equity of the issuing companies of funds.








                                     Signed for identification purposes
                                     with our report dated 01-07-2003
                                          DELOITTE & Co. S.R.L.
                                       (Commercial Society Record
                                      C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


       ARNALDO L. GOMEZ YICHE                   ALBERTO BANDE
         Chief Accountant                          Partner
                                     Certified Public Accountant U.B.A.
                                     C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                    and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.- BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                                                                         - 79 -
                                                                                                                      Exhibit F

            MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
                        AS OF SEPTEMBER 30, 2002 AND 2001
 (Translation of financial statement originally issued in Spanish - See note 19)
                         -Stated in thousands of pesos-


-------------------------------------------------------------------------------------------------------------------------------
                                                                      2002                                               2,001
                             --------------------------------------------------------------------------------------------------
                                                                                   DEPRECIATION FOR THE
                                  RESTATED                                      PERIOD IN CONSTANT CURRENCY    NET         NET
                                  NET BOOK                                                                     BOOK       BOOK
                                  VALUE AT   ADDITIONS   TRANSFERS  RETIREMENTS   YEARS OF                    VALUE       VALUE
    DESCRIPTION                  BEGINNING       IN         IN          IN       ESTIMATED      AMOUNT      AT END OF   AT END OF
                                 OF FISCAL    CONSTANT   CONSTANT    CONSTANT      USEFUL                   THE PERIOD  THE PERIOD
                                    YEAR      CURRENCY   CURRENCY    CURRENCY       LIFE

-------------------------------------------------------------------------------------------------------------------------------

BANK PREMISES AND EQUIPMENT

  - Land and buildings            608,457         --      12,978      (8,384)       50          (11,189)     601,862     613,004
  - Furniture and fixtures         36,437        188        --          (562)       10           (5,397)      30,666      38,047
  - Machinery and equipment        53,974      1,213         937      (1,441)       5           (24,881)      29,802      64,472
  - Automobiles                     1,442        389        --          (161)       5              (396)       1,274       1,678
  - Other                           4,509          1        --          (184)       5            (2,442)       1,884       5,244
                             ------------------------------------------------             -------------------------------------

               TOTAL              704,819      1,791      13,915     (10,732)                   (44,305)     665,488     722,445
                             ================================================             =====================================


OTHER ASSETS

  - Construction in process         4,651         60      (4,003)         (2)                     --             706       3,899
  - Capitalized prepayments
     for purchasing assets          1,053        --         (937)       (116)                     --            --           137
  - Assets rented out               8,975        --       (8,975)       --                        --            --         8,975
  - Works of art                      881        --         --          --                        --             881         881
  - Stationery and supplies           840      1,685        --        (1,490)                     --           1,035         762
  - Other                          37,668      5,297        --        (9,903)       50             (501)      32,561      34,110
                             ------------------------------------------------             -------------------------------------

               TOTAL               54,068      7,042     (13,915)    (11,511)                      (501)      35,183      48,764
                             ================================================             =====================================


-------------------------------------------------------------------------------------------------------------------------------





                                             Signed for identification purposes
                                             with our report dated 01-07-2003
                                             DELOITTE & Co. S.R.L.
                                             (Commercial Society Record
                                             C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


                                             ALBERTO BANDE
                 ARNALDO L. GOMEZ YICHE        Partner
                 Chief Accountant            Certified Public Accountant U.B.A.

                                                C.P.C.E.C.A.B.A. -
                                                Vol. 43, Fo. 114 and
                                                for the Statutory
                                                Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.-
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107


                                                                                                                             - 80 -
                                                                                                                         Exhibit  G
                          MOVEMENT OF INTANGIBLE ASSETS
                        AS OF SEPTEMBER 30, 2002 AND 2001
(Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


-----------------------------------------------------------------------------------------------------------------------------------
                                                   2002                                                                 2,001
                                            ---------------------------------------------------------------------------------------
                                                                                     AMORTIZATION FOR THE
                                               RESTATED BOOK                     PERIOD IN CONSTANT CURRENCY
                                                                               -----------------------------
                                                 VALUE AT     ADDITIONS                                    NET BOOK    NET BOOK
                                                 BEGINNING   IN CONSTANT      YEARS OF                     VALUE AT    VALUE AT
                DESCRIPTION                      OF FISCAL    CURRENCY        ESTIMATES         AMOUNT    END OF THE    ND OF THE
                                                   YEAR                      USEFUL LIFE                    PERIOD      PERIOD

-----------------------------------------------------------------------------------------------------------------------------------
  Goodwill (1)                                       958        ---               5              (199)       759        1,065


  Organization and development expenses (2)       78,113       13,355             3           (25,431)     66,037       83,668


                                     ------------------------------------------------------------------------------------------
                   TOTAL                          79,071       13,355                         (25,630)     66,796       84,733
                                     =================================                =========================================


-----------------------------------------------------------------------------------------------------------------------------------

(1) Breakdown:
     - Balance of goodwill for the purchase of certain assets and                       -----------------
       liabilities of Banco Rio Tercero Cooperativo Limitado                                      759
                                                                                        =================
(2) Breakdown:                                                                          -----------------
       - Administrative and systems reorganization done by third parties                       66,037
                                                                                        =================



                                          Signed for identification purposes
                                          with our report dated 01-07-2003
                                          DELOITTE & Co. S.R.L.
                                          (Commercial Society Record
                                          C.P.C.E.C.A.B.A. - Vol 1, Fo 3)


                                            ALBERTO BANDE
         ARNALDO L. GOMEZ YICHE                Partner
          Chief Accountant                Certified Public Accountant U.B.A.

                                          C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit
                                          Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.
BARTOLOME MITRE 480-BUENOS AIRES
Duration of the corporation: through July 31, 2107

                           CONCENTRATION OF DEPOSITS
                        AS OF SEPTEMBER 30, 2002 AND 2001
     (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


                                                                                                                  - 81 -
                                                                                                               Exhibit H

                                                            2002                               2001
                                               ----------------------------          -----------------------
NUMBER                                          DEBT                   TOTAL          DEBT              TOTAL
OF                                             BALANCE                PORTFOLIO      BALANCE           PORTFOLIO
CUSTOMERS                                                                 %             %                  %
----------------------                         -------              -----------     ---------          ----------
10 BIGGEST CUSTOMERS                           594,794                10.73%       1,847,538             13.04%
50 NEXT BIGGEST CUSTOMERS                      619,421                11.17%         914,735              6.45%
100 NEXT BIGGEST CUSTOMERS                     321,844                5.80%          399,861              2.82%
REST OF CUSTOMERS                              4,009,031              72.30%         11,010,412          77.69%
TOTAL                                          5,545,090              100.00%        14,172,546         100.00%

                                             Signed for identification purposes
                                             with our report dated 01-07-2003
                                             DELOITTE & Co. S.R.L. (Commercial
                                             Society Record C.P.C.E.C.A.B.A. -
                                             Vol 1, Fo 3)

              ARNALDO L. GOMEZ YICHE                 ALBERTO BANDE
                Chief Accountant                        Partner
                                             Certified Public Accountant U.B.A.
                                             C.P.C.E.C.A.BA.-Vol.43, Fo.114 and
                                             for the Statutory Audit Committee

Entiy's Name: BANCO RIO DE LA PLATA S.A -
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107

                             BREAKDOWN BY MATURITY
           OF DEPOSITS AND OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
                            AS OF SEPTEMBER 30, 2002
 (Translation of financial statement originally issued it Spanish- See note 19)
                        - Stated in thousands of pesos -

                                                                                                                       - 82 -
                                                                                                                    Exhibit I
                                                                                                                    ---------

                                               PERIOD LEFT UNTIL DUE DATE(1)
DESCRIPTION                                    -------------------------------------------------------------------------------
-----------
                                                  1           3           6            12           24        OVER       TOTAL
                                                MONTH       MONTHS      MONTHS       MONTHS       MONTHS       24
                                               ------      -------     -------      --------     --------     MONTHS     ------
                                                                                                              -------
DEPOSITS                                     3,137,232      27,470      17,771       120,987    1,090,829  1,150,801   5,545,090
--------
OTHER LIABILITIES
FROM FINANCIAL TRANSACTIONS
- Central Bank of the Argentine Republic       627,484        -        409,472          --            378    244,741   1,282,075
- Banks and international organizations        187,860      90,161     127,180       125,055        4,235  1,817,251   2,351,742
- Unsubordinatated corporate bonds               --        185,336     768,632     1,152,918      931,498    559,005   3,597,389
- Financing from local financial institutions   20,575        -           -              -           -         -          20,575
-Other                                         221,303       1,032         535         1,643       23,776     29,697     277,986
TOTAL                                        1,057,222     276,529   1,305,819     1,279,616      959,887  2,650,694   7,529,767

TOTAL                                        4,194,454     303,999   1,323,590     1,400,603    2,050,716 3,801,495   13,074,857

(1) Under Communique "A" 3467, as supplemented, of the BCRA, the return of deposits was reprogrammed taking into account the currency, the type of account, and the amount deposit. Such reprogramming was not considered in tranche breakdown of this Exhibit.

                                             Signed for identification purposes
                                             with our report dated 01-07-2003
                                             DELOITTE & Co. S.R.L.
                                             (Commercial Society Record
                                             C.P.C.E.C.A.B.A. - Vol 1, Fo 3)

              ARNALDO L. GOMEZ YICHE                 ALBERTO BANDE
                Chief Accountant                        Partner
                                             Certified Public Accountant U.B.A.
                                             C.P.C.E.C.A.B.A.-Vol.43, Fo.114 and
                                             for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.-
BARTOLOME MITRE 480-BUENOS AIRES
Duration of the corporation: through July 31, 2107


                          MOVEMENT OF ALLOWANCES
                       AS OF SEPTEMBER 30, 2002 AND 2001
(Translation of financial statement originally issued in Spanish - See note 19)
                         - Stated In thousands of pesos -


                                                                                                                         - 83 -
                                                                                                                      Exhibit J
                                                                                                                      ---------
                                  -------------------------------------------------------------------------------------------------
                                                                             #REF!                                            2001
                                                                 DECREASES IN CONSTANT CURRENCY                              ------
                                  RESTATED NET                                                    MONETARY GAIN    BALANCE   BALANCE
                                   BOOK VALUE                         RESTORED                       (LOSS)        AT END    AT END
                                  BEGINNING OF     INCREASES IN         TO                         GENERATED ON    OF THE    OF THE
DESCRIPTION                       FISCAL YEAR     CONSTANT CURRENCY    INCOME    APPLICATIONS      ALLOWANCES      PERIOD    PERIOD
-----------                       ------------    -----------------  ---------   -------------     ------------    ------    ------
ALLOWANCES QUALIFYING ASSETS
- Loans
Loan losses (1)                      494,194           893,225         ---        (301,182)        (469,723)     616,514    480,518
- Other receivables from financial
  transactions
  Doubtful accounts                   11,623           132,689         ---           ---             (1,285)     143,027     11,749
- Assets covered by financing leases
  Doubtful accounts                    7,236             1,756         ---           ---             (4,900)       4,092      3,753
- Investments in other companies
  Doubtful accounts                      534              --           ---           ---               (293)         241        534
- Other receivables
  Doubtful accounts                   11,486             4,881         ---            (430)          (6,298)       9,639      10,356
                                 ------------    -----------------  ---------   -------------     ------------    ------    --------

              TOTAL                  525,073         1,032,551         ---        (301,612)         (482,499)    773,513     486,910
                                 ------------    -----------------  ---------   -------------     ------------    ------    --------

    CONTINGENT LIABILITIES

- Other contingent commitments         2,436             5,768         ---           ---              (1,905)      6,299      2,438
- Other contingencies (2)            102,740             8,034         ---          (3,069)          (57,223)     50,482     84,359
                                  ------------    -----------------  ---------   -------------     ------------    ------    ------

                  TOTAL              105,176            13,802         ---          (3,069)          (59,128)     56,781     86,795
                                  ------------    -----------------  ---------   -------------     ------------    ------    ------


(1) The increases of allowances for loan losses includes the balances at the beginning of the fiscal year, the uncollectibility charges and applications for the period 01/01/2002, through 03/27/2002, related to Origenes Vivienda y Consumo Cia. Financiera S.A. Whose loan portfolio was acquired by Banco Rio de la Plata S.A. Such beginning balances, and uncollectibility charges and applications amounted to $8,885, $3,710 and $335, respectively.

(2) The increases in other contingencies include the balances at the beginning of the fiscal year and the charges for provisions for mortgage loan compliance for the period 01/01/2002, through 03/27/2002, related to Origenes Vivienda y Consumo Cia. Financiera S. A. Whose loan portfolio was acquired by Banco Rio de la Plata S.A. Such beginning balances and provision chrages amount to $1,449 and $73, respectively.

                                             Signed for identification purposes
                                             with our report dated 01-07-2003
                                             DELOITTE & Co. S.R.L. (Commercial
                                             Society Record C.P.C.E.C.A.B.A. -
                                             Vol 1, Fo 3)

              ARNALDO L. GOMEZ YICHE                 ALBERTO BANDE
                Chief Accountant                        Partner
                                             Certified Public Accountant U.B.A.
                                             C.P.C.E.C.A.B.A.- Vol.43, Fo.114
                                             and for the Statutory Audit
                                             Committee

Entity's Name: BANCO RIO DE LA PLATA S.A.-
BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107
                                                                         - 84 -
                                                                      Exhibit K
                                                                      ---------

                               CAPITAL STRUCTURE
                            AS OF SEPTEMBER 30, 2002
(Translation of financial statement originally issued in Spanish - See note 19)
                         - Stated in thousands of pesos -


               SHARES                             CAPITAL STOCK
----------------------------------------- -------------------------------------
                                   VOTES               ISSUED
                                    PER                ------            PAID-IN
        CLASS        NUMBER        SHARE    OUTSTANDING   TREASURY       CAPITAL
        -----        ------        -----    -----------   --------       -------
COMMON "A"         142,652,250       5       142,652         -           142,652
COMMON "B"         204,089,415       1       204,090         -           204,090
                   -----------               --------                    -------
TOTAL              346,741,665               346,742                     346,742
                   -----------               --------                    -------
                                                                             (1)

(1) Fully registered with the Public Register of Commerce and authorized for public offering.




                                             Signed for identification purposes
                                             with our report dated 01-07-2003
                                             DELOITTE & Co. S.R.L. (Commercial
                                             Society Record C.P.C.E.C.A.B.A. -
                                             Vol 1, Fo 3)

              ARNALDO L. GOMEZ YICHE                 ALBERTO BANDE
                Chief Accountant                        Partner
                                             Certified Public Accountant U.B.A.
                                             C.P.C.E.C.A.B.A.- Vol.43, Fo. 114
                                             and for the Statutory Audit
                                             Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation through July 31, 2107


                          BALANCES OF FOREIGN CURRENCY
                       AS OF SEPTEMBER 30, 2002 AND 2001
(Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


                                                                     2002
                                       --------------------------------------------------------------------------------------------
                                                                                          TOTAL PER CURRENCY
                                       HEAD OFFICE      GRAND               -------------------------------------------------------
                                       AND BRANCHES    CAYMAN                                  DEUTSCHE    POUND     FRENCH   SWISS
ACCOUNTS                               IN ARGENTINA    BRANCH     TOTAL     EURO      DOLLAR     MARK     STERLING    FRANC   FRANC
--------                               -------------   ------     -----     ----      -------   -------   --------   ------- ------

        ASSETS

 Cash and due from the banks              122,533      1,983    124,516     2,144     119,307               1,060                 43
 Government and private securities      3,414,888             3,414,888             3,414,888
 Loans                                    940,518     82,502  1,023,020       216   1,003,735
 Other receivables from financial
   transactions                          2,517,736   188,712  2,704,448             2,704,448
 Assets covered by financing leases
 Investments in other companies              1,258                1,258                 1,258
 Other receivables                           3,903                3,903                 3,903
 Suspense items                              2,268                2,268                 2,268
                                         ---------   -------- ---------     ------  ---------              ------              -----
                  TOTAL                  7,003,104   271,197  7,274,301     2,360   7,249,807               1,060                 43
                                         ---------   -------- ---------     ------  ---------              ------              -----

        LIABILITIES

 Deposits                                  137,520              137,520               137,520
 Other liabilities from financial
   transactions                          5,376,407   855,777  6,232,184     1,541   6,211,574
 Other liabilities                          49,991       110     50,101                50,101
 Suspense items                                148                  148                   148
 Subordinate corporate bonds               605,709              605,709               605,709
                                         ---------   -------- ---------     ------  ---------              ------              -----
                  TOTAL                  6,169,775   855,887  7,025,662     1,541   7,005,052
                                         ---------   -------- ---------     ------  ---------              ------              -----
        MEMORANDUM ACCOUNTS

DEBIT BALANCES (Except Contra
   accounts debit balances)
 Contingencies                           1,312,602    18,487  1,331,089             1,324,214     1,793                       3,426
 Control accounts                        3,859,766    37,289  3,897,055    55,918   3,806,529               1,078            26,439
 Derivative accounts                       153,376              153,376               153,376
 Fiduciary accounts

CREDIT BALANCES (Except Contra
   accounts credit balances)
 Contingencies                             482,573              482,573     3,844     477,381               1,348
 Control accounts                              572    37,289     37,861                37,861
 Derivative accounts                        29,637               29,637                29,637





                                         Signed for identification purposes
                                         with our report dated 01-07-2003
                                         DELOITTE & Co. S.R.L. (Commercial
                                         Society Record C.P.C.E.C.A.B.A. -
                                         Vol 1, Fo 3)

              ARNALDO L. GOMEZ YICHE             ALBERTO BANDE
                Chief Accountant                    Partner
                                         Certified Public Accountant U.B.A.
                                         C.P.C.E.C.A.B.A.- Vol. 43, Fo. 114
                                         and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107

                                                                         - 86 -
                                                                      Exhibit M
                                                                      ---------

                 SUMMARY OF FOREIGN BRANCH'S FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2002
 (Translation of financial statement originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


                                                 2002
                           ----------------------------------------------------
                                                     STOCKHOLDERS'   NET INCOME
                            ASSETS      LIABILITIES     EQUITY         FOR THE
                                                                        PERIOD
                            ------      -----------  -------------   ----------
- GRAND CAYMAN BRANCH      902,653       855,887        46,766         (23,773)


TOTAL                      902,653       855,887        46,766         (23,773)





                                         Signed for identification purposes
                                         with our report dated 01-07-2003
                                         DELOITTE & Co. S.R.L. (Commercial
                                         Society Record C.P.C.E.C.A.B.A. -
                                         Vol 1, Fo 3)

              ARNALDO L. GOMEZ YICHE             ALBERTO BANDE
                Chief Accountant                    Partner
                                         Certified Public Accountant U.B.A.
                                         C.P.C.E.C.A.B.A.- Vol. 43, Fo. 114
                                         and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through Juy 31, 2107                           -87-
                                                                       Exhibit N
                                                                       ---------
                         ASSISTANCE TO RELATED PARTIES
                       AS OF SEPTEMBER 30, 2002 AND 2001
(Translation of financial statement originally issued In Spanish - Sea note 19)
                        - Stated in thousands of pesos -



                                         POTENTIAL      WITH         WITH HIGH                     IRRECOVERABLE         TOTAL
DESCRIPTION/CLASSIFICATION                 RISK       PROBLEMS    INSOLVENCY RISK                      UNDER             ------
                               NORMAL    INADEQUATE   DEFICIENT     DIFFICULT TO                       BCRA
                                          COMPIANCE   COMPLIANCE      RECOVER       IRRECOVERABLE   STANDARDS       2002      2001
--------------------------     ------    ----------   ----------   --------------   -------------   ---------       -----     -----

1 - LOANS                      353,269                                                                            353,269   338,538
- Overdraft                     80,970                                                                             80,970    40,615
  With senior "A" guarantees
   and counter-guarantees
  With senior "B" guarantees
   and counter-guarantees
  Without senior guarantees or
   counter-guarantees           80,970                                                                             80,970    40,615
                                                                                                                    1,321     8,164
- Mortgage and pledges           1,321
  With senior "A" guarantees
   and counter-guarantees         1,321                                                                              1,321     8,164
  With senior "B" guarantees
   and counter-guarantees
  Without senior guarantees or
   counter-guarantees

- Personal loans                    68                                                                                 68       392
  With senior "A" guarantees
   and counter-guarantees
  With senior "B"guarantees
   and counter-guarantees
  Without senior guarantees
   or counter-guarantees            68                                                                                 68       392

 - Credit Cards                    483                                                                                483     1,154
  With senior "A" guarantees
   and counter-guarantees
  With senior "B" guarantees
   and counter-guarantees
  Without senior guarantees
   or counter-guarantees           483                                                                                483     1,154

- Other                        270,427                                                                            270,427   288,213
  With senior "A" guarantees
   and counter-guarantees
  With senior "B" guarantees
   and counter-guarentees
  Without senior guarantees                                                                                                  19,690
   or counter-guarantees       270,427                                                                            270,427   268,523


2 - CONTINGENT LIABILITIES      36,736                                                                             36,736    19,276

3 - INVESTMENTS IN OTHER
  COMPANIES AND PRIVATE
  SECURITIES                    48,248                                                                             48,248   113,141


        TOTAL                  438,253        ---     ---       ---       ---       ---         ---        ---    438,253   470,955

    TOTAL ALLOWANCES              ---         ---     ---       ---       ---       ---         ---        ---       ---       ---




                                         Signed for identification purposes
                                         with our report dated 01-07-2003
                                         DELOITTE & Co. S.R.L. (Commercial
                                         Society Record C.P.C.E.C.A.B.A. -
                                         Vol 1, Fo 3)

              ARNALDO L. GOMEZ YICHE             ALBERTO BANDE
                Chief Accountant                    Partner
                                         Certified Public Accountant U.B.A.
                                         C.P.C.E.C.A.B.A.- Vol.43, Fo. 114
                                         and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES Duration of the corporation: through July 31, 2107
                                                                         - 88 -

                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Section 33 - Law 19,550 )
                       AS OF SEPTEMBER 30, 2002 AND 2001
(Translation of consolidated financial statements originally issued in Spanish -
                                  See note 19)
                        - Stated in thousands of pesos -

                    ASSETS                                                                  2002              2001


----------------------------------------------------------------------------------------------------------------------
 A.    CASH AND DUE FROM BANKS                                                             936,132          3,406,972
----------------------------------------------------------------------------------------------------------------------
        - Cash                                                                             167,319            567,094
        - Banks and correspondents                                                         768,813          2,839,878

----------------------------------------------------------------------------------------------------------------------
 B.    GOVERNMENT AND PRIVATE SECURITIES                                                 3,536,661          2,945,130
----------------------------------------------------------------------------------------------------------------------
        - Holdings in investment accounts                                                3,410,538          2,000,092
        - Holdings for trading                                                               9,266            285,489
        - Unlisted government securities                                                    94,298            528,290
        - Investments in listed private securities                                          22,559            131,259

----------------------------------------------------------------------------------------------------------------------
 C.    LOANS (Exhibit I)                                                                 6,812,796         14,266,823
----------------------------------------------------------------------------------------------------------------------
        - To the nonfinancial public sector                                              3,800,355          3,378,274
        - To the financial sector                                                          102,411            172,430
        - To the private nonfinancial sector and foreign residents:                      3,526,544         11,181,095
               - Overdraft                                                               1,007,919          3,199,428
               - Promissory notes                                                          814,268          2,470,039
               - Real estate mortgage                                                      987,168          2,482,194
               - Collateral loans                                                           80,719            353,163
               - Consumer                                                                   98,911            474,785
               - Credit Cards                                                              153,061            644,941
               - Other                                                                     175,060          1,446,238
               - Accrued interest, adjustments and price differences receivable            213,132            172,751
               - Unapplied collections                                                      (2,831)           (12,380)
               - Unearned discount                                                            (863)           (50,064)
           Less: Allowances                                                               (616,514)          (464,976)

----------------------------------------------------------------------------------------------------------------------
 D.    OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS                                     2,898,046          3,522,850
----------------------------------------------------------------------------------------------------------------------
        - Central Bank of the Argentine Republic                                           110,640            223,029
        - Receivables on spot and forward transactions                                      80,065          1,866,847
        - Securities and foreign exchange receivable on spot and forward purchases           9,955            755,555
        - Premiums on options purchased                                                       ---                  49
        - Unlisted corporate bonds (Exhibit I)                                             706,690            451,329
        - Other not included in debtor rating standards                                  2,106,054            163,373
        - Other included in debtor rating standards (Exhibit I)                             27,657             69,413
        - Accrued interest receivable included in debtor rating standards (Exhibit I)           12              5,004
           Less: Allowances                                                               (143,027)           (11,749)


----------------------------------------------------------------------------------------------------------------------
 E.    ASSETS COVERED BY FINANCING LEASES                                                   55,184            138,894
----------------------------------------------------------------------------------------------------------------------
        - Assets covered by financing leases (Exhibit I)                                    59,276            142,647
           Less: Allowances                                                                 (4,092)            (3,753)

----------------------------------------------------------------------------------------------------------------------
 F.    INVESTMENTS IN OTHER COMPANIES                                                       58,297            112,909
----------------------------------------------------------------------------------------------------------------------
        - Banking                                                                            4,443              2,190
        - Others                                                                            54,095            111,722
           Less: Allowances                                                                   (241)            (1,003)

----------------------------------------------------------------------------------------------------------------------
 G.    OTHER RECEIVABLES                                                                   589,899            222,370
----------------------------------------------------------------------------------------------------------------------
        - From sales of assets                                                               1,025             ---
        - Other                                                                            598,175            231,710
        - Other accrued interest receivable                                                    338              1,016
           Less: Allowances                                                                 (9,639)           (10,356)

----------------------------------------------------------------------------------------------------------------------
 H.    BANK PREMISES AND EQUIPMENT                                                         668,601            732,332
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
 I.    OTHER ASSETS                                                                         35,183             48,764
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
 J.    INTANGIBLE ASSETS                                                                    66,824             84,778
----------------------------------------------------------------------------------------------------------------------
        - Goodwill                                                                             759              1,065
        - Organizations and development expenses                                            66,065             83,713

----------------------------------------------------------------------------------------------------------------------
 K.    SUSPENSE ITEMS                                                                        6,739              9,962
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

              TOTAL ASSETS                                                              15,664,362         25,491,784
----------------------------------------------------------------------------------------------------------------------






                                   Signed for identification purposes
                                   with our report dated 01-07-2003
                                   DELOTTE & Co. S.R.L.
                                   (Commercial Society Record
                                   C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)

                                     /s/ ALBERTO BANDE
/s/ ARNALDO L. GOMEZ YICHE               ALBERTO BANDE
  ARNALDO L. GOMEZ YICHE                 Partner
     Chief Accountant              Certified Public Accountant U.B.A.
                                   C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                   and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107                       - 89 -


                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Section 33 - Law 19,550 )
                        AS OF SEPTEMBER 30, 2002 AND 2001
                (Translation of consolidated financial statements
                  originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -

-----------------------------------------------------------------------------------------------------------------------------
                 LIABILITIES                                                                 2002                2001
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
 L.    DEPOSITS                                                                                 5,533,969         15,237,866
-----------------------------------------------------------------------------------------------------------------------------
       - Nonfinancial public sector                                                                 2,986              3,189
       - Financial sector                                                                           9,473              5,228
       - Private nonfinancial sector and foreign residents:                                     5,521,510         15,229,449
               - Checking accounts                                                              1,369,881          1,927,008
               - Savings accounts                                                                 535,516          2,017,960
               - Certificates of deposits                                                       1,140,050          9,857,446
               - Investments accounts                                                                 794          1,142,932
               - Other                                                                          1,813,929            124,981
               - Accrued interest and price differences payable                                   661,340            159,122

-----------------------------------------------------------------------------------------------------------------------------
 M.    OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS                                            7,745,248          7,003,648
-----------------------------------------------------------------------------------------------------------------------------
       - Central Bank of the Argentine Republic - Other                                         1,282,075              1,623
       - Banks and international organizations                                                  2,351,742          1,714,298
       - Unsubordinated corporate bonds                                                         3,597,389          2,342,667
       - Amounts payable on spot and forward purchases                                              8,023            819,195
       - Securities and foreign currency payable on spot and forward sales                        137,053          1,784,286
       - Premiums on options sold                                                                   ---                  140
       - Financing from local financial institutions                                               20,575             64,216
       - Other                                                                                    265,384            229,591
       - Accrued interest and price differences payable                                            83,007             47,632

-----------------------------------------------------------------------------------------------------------------------------
 N.    OTHER LIABILITIES                                                                          213,746            415,373
-----------------------------------------------------------------------------------------------------------------------------
       - Dividends payable                                                                          1,682              3,530
       - Other                                                                                    212,064            411,843

-----------------------------------------------------------------------------------------------------------------------------
 O.    CONTINGENT LIABILITIES                                                                      56,781             86,795
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
 P.    SUSPENSE ITEMS                                                                               4,116              5,113
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
 Q.    SUBORDINATE CORPORATE BONDS                                                                605,709               ---
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

           TOTAL LIABILITIES                                                                   14,159,569         22,748,795

-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
 R.    MINORITY INTEREST IN SUBSIDIARY                                                              5,407             10,054
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
       STOCKHOLDERS' EQUITY                                                                     1,499,386          2,732,935
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------

    TOTAL LIABILITIES, MINORITY INTEREST IN SUBSIDIARY AND STOCKHOLDERS' EQUITY                15,664,362         25,491,784

-----------------------------------------------------------------------------------------------------------------------------


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                     DELOTTE & Co. S.R.L.
                                                  (Commercial Society Record
                                            C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)

                                                          /s/ ALBERTO BANDE
                /s/ ARNALDO L. GOMEZ YICHE                     ALBERTO BANDE
                   ARNALDO L. GOMEZ YICHE                       Partner
                      Chief Accountant        Certified Public Accountant U.B.A.
                                                       C.P.C.E.C.A.B.A. -
                                                     Vol. 43, Fo. 114 and
                                                        for the Statutory
                                                         Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107                        - 90 -


                        CONSOLIDATED FINANCIAL STATEMENTS
                           (Section 33 - Law 19,550 )
                        AS OF SEPTEMBER 30, 2002 AND 2001
 (Translation of consolidated financial statements originally issued in Spanish
                           - See note 19)
                        - Stated in thousands of pesos -


-----------------------------------------------------------------------------------------------------------------------
             MEMORANDUM ACCOUNTS                                                          2002                2001
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
DEBIT BALANCES                                                                          26,257,462         34,310,098
-----------------------------------------------------------------------------------------------------------------------

                                                                               ---------------------------------------
CONTINGENCIES                                                                            7,367,567          8,316,668
                                                                               ---------------------------------------
- Credit lines taken (unused portion)                                                       40,994             ---
- Guarantees received                                                                    5,006,686          6,933,973
- Other not included in debtor rating standards                                          1,006,209             ---
- Contra to contingency account debit balances                                           1,313,678          1,382,695

                                                                               ---------------------------------------
CONTROL ACCOUNTS                                                                        18,643,839         25,092,724
                                                                               ---------------------------------------
- Loans classified as irrecoverable                                                        652,950          1,155,260
- Other                                                                                 17,633,598         23,235,055
- Contra to control account debit balances                                                 357,291            702,409

                                                                               ---------------------------------------
DERIVATIVE ACCOUNTS                                                                        183,013            830,975
                                                                               ---------------------------------------
- "Notional" value of call options purchased                                                   ---                803
- "Notional" value of put options purchased                                                 67,011             96,726
- Other                                                                                     86,365            494,181
- Contra to derivatives account debit balances                                              29,637            239,265

                                                                               ---------------------------------------
FIDUCIARY ACCOUNTS                                                                          63,043             69,731
                                                                               ---------------------------------------
- Trust funds                                                                               63,043             69,731

----------------------------------------------------------------------------------------------------------------------
CREDIT BALANCES                                                                          26,257,462         34,310,098
----------------------------------------------------------------------------------------------------------------------

                                                                               ---------------------------------------
CONTINGENCIES                                                                            7,367,567          8,316,668
                                                                               ---------------------------------------
- Agreed-upon credits (unused balances) included in debtor
    rating standards (Exhibit I)                                                           274,536            852,191
- Guarantees committed to the B.C.R.A.                                                     511,839              ---
- Other guarantees included in debtor rating standards(Exhibit I)                          185,285            253,616
- Other included in debtor rating standards(Exhibit I)                                     342,018            276,888
- Contra to contingency account credit balances                                          6,053,889          6,933,973

                                                                               ---------------------------------------
CONTROL ACCOUNTS                                                                        18,643,839         25,092,724
                                                                               ---------------------------------------
- Checks to be credited                                                                    263,111            556,696
- Other                                                                                     40,081              5,673
- Contra to control account credit balances                                             18,340,647         24,530,355

                                                                               ---------------------------------------
DERIVATIVE ACCOUNTS                                                                        183,013            830,975
                                                                               ---------------------------------------
- "Notional" value of call options sold                                                     29,637             17,831
- "Notional" value of put options sold                                                        ---             221,433
- Contra to derivatives account credit balances                                            153,376            591,711

                                                                               ---------------------------------------
FIDUCIARY ACCOUNTS                                                                          63,043             69,731
                                                                               ---------------------------------------
- Contra to fiduciary account credit balances                                               63,043             69,731

--------------------------------------------------------------------------------------------------------------------------------

Notes 1 to 3 the consolidated financial statements and the accompanying Exhibit I are an integral part of these statements.







                                          Signed for identification purposes
                                          with our report dated 01-07-2003
                                          DELOTTE & Co. S.R.L.
                                          (Commercial Society Record
                                          C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)

                                             /s/ ALBERTO BANDE
         /s/ ARNALDO L. GOMEZ YICHE              ALBERTO BANDE
         ARNALDO L. GOMEZ YICHE                 Partner
            Chief Accountant              Certified Public Accountant U.B.A.
                                          C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107                       - 91 -



                        CONSOLIDATED STATEMENT OF INCOME
                           ( Section 33 - Law 19,550 )
          FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
      PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Translation of consolidated financial statements originally issued in Spanish
                                 - See note 19)
                        - Stated in thousands of pesos -

----------------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED STATEMENT OF INCOME                                                             2002             2001
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
 A.   FINANCIAL INCOME                                                                         3,214,727          2,119,270
----------------------------------------------------------------------------------------------------------------------------
      - Interest on cash and due from banks                                                       33,972             52,241
      - Interest on loans to the financial sector                                                  3,437             29,482
      - Overdraft interest                                                                       235,876            427,647
      - Interest on promissory notes                                                             185,486            604,359
      - Interest on real estate mortgage loans                                                   163,634            235,452
      - Interest on collateral loans                                                              17,399             40,635
      - Credit card interest                                                                      50,124             97,466
      - Interest on other loans                                                                   39,121            135,878
      - Interest on other receivables from financial transactions                                 17,679              9,852
      - Net gain on government and private securities                                            455,267            276,559
      - Gain on guaranteed loans - Decree 1387/01                                                 88,741             ---
      - Adjustment for C.E.R. clause                                                           1,553,464             ---
      - Net gain on options                                                                        ---                  859
      - Other                                                                                    370,527            208,840

----------------------------------------------------------------------------------------------------------------------------
 B.   FINANCIAL EXPENSE                                                                       (2,362,136)        (1,136,285)
----------------------------------------------------------------------------------------------------------------------------
      - Interest on checking accounts                                                           (222,460)           (16,646)
      - Interest on savings deposits                                                             (13,837)           (43,509)
      - Interest on certificates of deposits                                                    (306,642)          (672,948)
      - Interest on financial sector's financing                                                  (4,672)            (4,187)
      - Interest on other liabilities from financial transactions                               (375,416)          (247,405)
      - Other interest                                                                           (82,379)           (25,668)
      - Net expense from options                                                                  (2,660)             ---
      - Adjustment for C.E.R. clause                                                          (1,272,726)             ---
      - Other                                                                                    (81,344)          (125,922)

----------------------------------------------------------------------------------------------------------------------------
      GROSS MARGIN ON FINANCIAL TRANSACTIONS                                                     852,591            982,985
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 C.   PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS             (1,030,779)          (339,355)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 D.   SERVICE CHARGE INCOME                                                                      332,461            666,090
----------------------------------------------------------------------------------------------------------------------------
      - Related to assets                                                                         31,450             69,402
      - Related to liabilities                                                                   130,155            187,425
      - Other commissions                                                                         20,258            127,355
      - Other                                                                                    150,598            281,908

----------------------------------------------------------------------------------------------------------------------------
 E.   SERVICE CHARGE EXPENSE                                                                     (49,381)          (108,075)
----------------------------------------------------------------------------------------------------------------------------
      - Commissions                                                                              (30,185)           (73,427)
      - Other                                                                                    (19,196)           (34,648)

----------------------------------------------------------------------------------------------------------------------------
 F.   MONETARY LOSS FROM FINANCIAL TRANSACTIONS                                               (1,165,839)             ---
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 G.   OPERATING EXPENSES                                                                        (542,462)          (894,347)
----------------------------------------------------------------------------------------------------------------------------
      - Personnel expenses                                                                      (296,492)          (460,290)
      - Directors's and statutory auditors' fees                                                    (148)              (828)
      - Other fees                                                                               (19,400)           (69,286)
      - Advertising and publicity                                                                (11,023)           (34,455)
      - Taxes                                                                                    (19,888)           (25,033)
      - Other operating expense                                                                 (161,976)          (241,333)
      - Other                                                                                    (33,535)           (63,122)

----------------------------------------------------------------------------------------------------------------------------
 H.   MONETARY LOSS FROM OPERATING EXPENSES                                                       (2,294)              ---
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
      NET GAIN ON FINANCIAL TRANSACTIONS                                                      (1,605,703)           307,298
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 I.   MINORITY INTEREST'S SHARE IN SUBSIDIARY'S INCOME                                            (1,346)            (3,289)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 J.   OTHER INCOME                                                                               117,410             95,596
----------------------------------------------------------------------------------------------------------------------------
      - Income from long-term investments in other companies                                       ---                1,142
      - Punitive interest                                                                          5,106              4,639
      - Receivables recovered and allowances restored to income                                   70,312             70,754
      - Adjustment for C.E.R. clause                                                                  59               ---
      - Other                                                                                     41,933             19,061
----------------------------------------------------------------------------------------------------------------------------
 K.   OTHER EXPENSE                                                                              (82,752)           (66,450)
----------------------------------------------------------------------------------------------------------------------------
      - Loss from long-term investments in other companies                                          (619)              ---
      - Punitive interest and charges payable to the B.C.R.A                                         (59)              (106)
      - Allowances for doubtful accounts and other allowances                                    (52,207)           (30,157)
      - Other                                                                                    (29,867)           (36,187)
----------------------------------------------------------------------------------------------------------------------------
 L.   MONETARY LOSS FROM OTHER OPERATIONS                                                       (176,477)              ---
----------------------------------------------------------------------------------------------------------------------------
      NET (LOSS) / INCOME BEFORE INCOME TAX                                                   (1,748,868)           333,155
----------------------------------------------------------------------------------------------------------------------------
 M.   INCOME TAX                                                                                 (10,620)           (57,406)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     NET INCOME FOR THE PERIOD PRIOR TO THE ABSORPTION - (LOSS) / GAIN                        (1,759,488)           275,749
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
     ABSORPTION SUBJECT TO THE APPROVAL OF THE STOCKHOLDERS' MEETING:                            885,842             ---
---------------------------------------------------------------------------------------------------------------------------
          - With unappropiated earnings                                                           ---                ---
          - With unrealized valuation difference                                                 885,842             ---

NET INCOME FOR THE PERIOD AFTER THE ABSORTION - (LOSS) / GAIN                                   (873,646)           275,749

---------------------------------------------------------------------------------------------------------------------------

Notes 1 to 3 the consolidated financial statements and the accompanying Exhibit I are an integral part of these statements.


                                         Signed for identification purposes
                                         with our report dated 01-07-2003
                                         DELOTTE & Co. S.R.L.
                                         (Commercial Society Record
                                         C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)

                                            /s/ ALBERTO BANDE
        /s/ ARNALDO L. GOMEZ YICHE              ALBERTO BANDE
        ARNALDO L. GOMEZ YICHE                 Partner
           Chief Accountant              Certified Public Accountant U.B.A.
                                         C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                         and for the Statutory Audit Committee

Entity's Name: BANCO RIO DE LA PLATA S.A. - BARTOLOME MITRE 480 - BUENOS AIRES
Duration of the corporation: through July 31, 2107                        - 92 -

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (Section 33 - Law 19,550)
               FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002
   PRESENTED COMPARATIVELY WITH SAME THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Translation of financial statements originally issued in Spanish - See note 19)
                        - Stated in thousands of pesos -


----------------------------------------------------------------------------------------------------------------------
                                                                                               2002          2001
                                                                                           ---------------------------

                        CHANGES IN CASH
                        ---------------
                                                                                           ---------------------------
     RESTATED CASH AND DUE FROM BANKS AT BEGINNING OF FISCAL YEAR                              2,866,362    2,417,066
                                                                                           ---------------------------

     (Decrease) / Increase in cash                                                            (1,930,230)     989,906

                                                                                           ---------------------------
     CASH AND DUE FROM BANKS AT END OF THE PERIOD                                                936,132    3,406,972
                                                                                           ---------------------------



                 CAUSES OF CHANGES IN CASH
                 --------------------------
     Financial income collected                                                                1,676,293    1,905,281
     Service charge income collected                                                             332,162      666,012

     Less:
     Financial expense paid                                                                   (1,654,626)  (1,159,914)
     Service charge expense paid                                                                 (55,584)     (98,786)
     Operating expense paid                                                                     (567,564)    (841,024)

                                                                                           ---------------------------
     CASH (USED IN) / PROVIDED BY RECURRING OPERATIONS                                          (269,319)     471,569
                                                                                           ---------------------------

     Other sources of cash:

          - Net decrease in government and private securities                                   ---         1,608,588
          - Net decrease in loans                                                              9,710,079        ---
          - Net decrease in other receivables from financial transactions                      4,362,077    6,062,424
          - Net decrease in other assets                                                         248,837        ---
          - Other sources of cash                                                                 75,655      117,235

                                                                                           ---------------------------
      TOTAL CASH PROVIDED                                                                     14,396,648    7,788,247
                                                                                           ---------------------------

     Other uses of cash:

          - Net increase in government and private securities                                  1,481,171        ---
          - Net increase in loans                                                               ---           479,683
          - Net increase in other assets                                                        ---           204,606
          - Net decrease in deposits                                                          11,768,242      439,557
          - Net decrease in other liabilities from financial transactions                      1,427,357    5,586,837
          - Net decrease in other liabilities                                                    311,106       50,394
          - Cash dividends paid                                                                 ---           508,171
          - Other uses of cash                                                                       536          662


                                                                                           ---------------------------
       TOTAL CASH USED                                                                        14,988,412    7,269,910
                                                                                           ---------------------------

       MONETARY LOSS GENERATED ON CASH AND DUE FROM BANKS                                     (1,069,147)       ---

                                                                                           ---------------------------
     (DECREASE) / INCREASE IN CASH                                                            (1,930,230)     989,906
                                                                                           ---------------------------

----------------------------------------------------------------------------------------------------------------------

Notes 1 to 3 the consolidated financial statements and the accompanying Exhibit I are an integral part of these statements.






                                          Signed for identification purposes
                                          with our report dated 01-07-2003
                                          DELOTTE & Co. S.R.L.
                                          (Commercial Society Record
                                          C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)

                                            /s/ ALBERTO BANDE
        /s/ ARNALDO L. GOMEZ YICHE              ALBERTO BANDE
              Chief Accountant               Partner
                                          Certified Public Accountant U.B.A.
                                          C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                          and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                 WITH SUBSIDIARIES AS OF JUNE 30, 2002 AND 2001

                      (Section 33(degree) - Law N(degree) 19,550)

                    (Translation of the financial statements
                   originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -


1.   SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

     In accordance with the procedures called for by the standards of the BCRA and Technical Resolution No. 4 of the FACPCE, Banco Rio de la Plata S.A. has consolidated its balance sheet as of September 30, 2002 and the statements of income and cash flows for the nine-month period then ended, on a line-by-line basis, with the financial statements of Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A., as of that date.

     The Bank's (direct and indirect) equity interest as of September 30, 2002 in subsidiaries is as follows:


                                                      Shares                  Percentage of
                                            --------------------------  ---------------------------    Value by
                                                                           Total         Possible     the equity
                    Company                     Type         Number       capital        votes          method
     ----------------------------------     --------------------------  ------------ -------------- --------------
     Santander Investment Gerente de
     F.C.I. S.A.                               Common         113,615      99.89%        99.89%         38,463
     Santander Sociedad de Bolsa S.A.          Common       4,898,040      99.96%        99.96%         10,774
     Gire S.A.                                 Common          57,163      58.33%        58.33%          7,500



     As explained in note 2.c), on January 4, 2002, an agreement was signed for the purchase of Santander Riobank (Grand Cayman)'s stock, whereby Banco Rio de la Plata S.A. sells Santander Overseas Bank Inc. its 100% equity interest in Santander Riobank (Grand Cayman). The price of this sale was set on the basis of a valuation made by an independent third party, and did not give rise to any significant gain or loss. As of the date of issuance of these financial statements, Santander Overseas Bank Inc. had fully settled this transaction.

     As of September 30, 2001 Banco Rio de la Plata S.A. has consolidated, on a line-by-line basis, its balance sheet and the statements of income and cash flows, with the financial statements of Santander Riobank (Grand Cayman) and its subsidiaries, Santander Sociedad de Bolsa S.A., Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Gire S.A., as of that date.

     On December 26, 2000, the Boards of Directors of Santander Investment Gerente de Fondos Comunes de Inversion S.A. and Administradora Torquinst S.A. Gerente de Fondos Comunes de Inversion approved the merger of the latter company with and into the former, which was made effective on May 22, 2001.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

Entity's name: BANCO RIO DE LA PLATA S.A. - Bartolome Mitre 480 - Buenos Aires Duration of the Corporation: through July 31, 2107


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                 WITH SUBSIDIARIES AS OF JUNE 30, 2002 AND 2001

                      (Section 33(degree) - Law N(degree) 19,550)

                    (Translation of the financial statements
                   originally issued in Spanish - See Note 19)

                        - Stated in thousands of pesos -


     The consolidated financial statements mentioned in the preceding paragraph are presented for comparative purposes as explained in note 3.1. to the financial statements of Banco Rio de la Plata S.A.


2.   VALUATION METHODS

     a) The subsidiaries' financial statements have been prepared by similar methods as those applied by Banco Rio de la Plata S.A. in the preparation of its own individual financial statements, insofar as valuation and disclosure of assets and liabilities, income measurement and restatement procedures are concerned.

     b) As of September 30, 2001, the financial statements of Santander Riobank (Grand Cayman) were prepared in accordance with generally accepted accounting principles in Ciudad Autonoma de Buenos Aires, Argentine Republic and BCRA standards, in the terms of point a) above and bearing in mind the contents of the following paragraph.

          Such financial statements, originally stated in US dollars, have been converted into pesos in accordance with the method described in note 3.4.a) to Banco Rio de la Plata S.A.'s financial statements.


     3.   RESTRICTIONS ON ASSETS

          In addition to the restricted assets mentioned in note 9 to the financial statements of Banco Rio de la Plata S.A., the shares of the Mercado de Valores de Buenos Aires S.A. held by Santander Sociedad de Bolsa S.A. totaling 2,700 have been pledged to "La Buenos Aires Cia. Argentina de Seguros S.A." as required by article 7 of the above mentioned securities market's regulations.


                                              Signed for identification purposes
                                               with our report dated 01-07-2003
                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

                           BANCO RIO DE LA PLATA S.A.

             FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2002 AND 2001



                       RATIFICATION OF PRINTED SIGNATURES




We hereby ratify our signatures appearing in printed form on the preceding pages 1 through 90.




                                                    DELOITTE & Co. S.R.L.
                                                 (Comercial Society Record
                                               C.P.C.E.C.A.B.A. - Vol. 1, Fo. 3)



                                                       ALBERTO BANDE
           ARNALDO L. GOMEZ YICHE                         Partner
             Chief Accountant                Certified Public Accountant U.B.A.
                                            C.P.C.E.C.A.B.A. - Vol. 43, Fo. 114
                                           and for the Statutory Audit Committee

STATUTORY AUDIT COMMITTEE'S REPORT


To the Shareholders of
BANCO RIO DE LA PLATA S.A.


1. As members of the Statutory Audit Committee of BANCO RIO DE LA PLATA S.A., as from May 29, 2002, we have done a limited review of the balance sheet as of September 30, 2002, and the related statements of income, changes in stockholders' equity, cash flows, notes 1 to 19 and exhibits A through N for the nine-month period then ended, as required by the article No. 294 of Law No. 19.550. The abovementioned documents have been prepared and issued by the Bank's Management in the exercise of their exclusive duties. Our responsibility is to express a representation on the above documents, based on our review performed with the scope described in paragraph 2.

2. Our work was performed in accordance with the generally accepted trusteeship standards. Such standards require that the review of the documents detailed in paragraph 1 is performed in accordance with the generally accepted auditing standards in the Argentine Republic for the limited review of the interim financial statements, including specific procedures established by the Central Bank of the Argentine Republic for quarterly reviews, and is confined to verifying the consistency of the reviewed documents with information on corporate decisions laid down in the minutes and the compliance of such decisions with the law and the Bank's bylaws, in all formal and documentary aspects.

     So as to perform our professional task on the documents detailed in paragraph 1, we have reviewed the work performed by the external auditor DELOITTE & Co. S.R.L. who issued its limited review report on January 7, 2003 in accordance with the generally accepted auditing standards in the Argentine Republic for the limited review of interim financial statements.

     Our review included the verification of work planning, as well as of nature scope and opportunity of both applied procedures and the results of the limited review undertaken by such professionals. The scope of this review is substantially less than that of an audit of financial statements, whose aim is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     As it is not a Statutory Audit Committee's responsibility to perform any management control, we have not assessed either business judgment or decisions on issues of administration regarding the different areas of the Bank, as such issues fall within the exclusive responsibility of the Banks Management. Accordingly, our review was confined to assess the fairness of the significant information kept in the reviewed documents and its consistency with the rest of the information on corporate decisions laid down in the minutes and the compliance of such decisions with the law and the Bank's bylaws.

3. As explained in detail in note 1 to the accompanying financial statements, during this year profound changes were introduced into the Argentine economic framework and the Convertibility Law, which pegged the Argentine peso at par with the US dollar and had been in effect since 1991, was amended; such changes included the devaluation of the Argentine peso in relation to the US dollar, the mandatory conversion of assets and liabilities denominated in foreign currency into pesos, the default in paying the public debt and increase in domestic prices as well as severe restrictions on withdrawal of funds from the financial system and on fund transfers abroad. These initial measures significantly affected the liquidity, solvency and profitability of the financial system as a whole, which made it necessary for the Argentine Government and the BCRA to adopt further regulations to moderate the abovementioned effects and foster the restructuring of the financial system; such additional regulations are currently being issued and implemented. The audit report dated April 26, 2002, issued by another auditor, on the individual and consolidated financial statements as of December 31, 2001, to which we refer, included an abstention of opinion originated in significant uncertainties as to the Bank's ability to continue operating as a going concern and the recoverability of the book values of the government and private securities held, financing and interest in unlisted financial trusts and other companies. Those uncertainties continue to exist as of this reporting date, and their evolution is detailed in notes 1 and 4 to the accompanying financial statements, including the compensation set forth by sections 28 and 29, Federal Executive Decree No. 905/02, booked as Other Receivables from Financial Transactions and pending final assessment. The recoverability of their book value may not be determined either. As mentioned in note 1 to the accompanying financial statements, those statements have been prepared assuming that the Bank will continue as a going concern, based on the understanding that the restructuring of the financial system as a whole and the Bank's own plans and actions to be implemented by the Bank and its subsidiaries will allow it to continue its operations and meet the solvency and liquidity indicators required by the BCRA; accordingly, these financial statements do not include adjustments related to the recoverability of the asset amounts recorded or the sufficiency of liabilities, as may be required if the situations described are not resolved favorably.

4. As detailed in note 1.2.e) to the financial statements mentioned in paragraph 1, the Bank has capitalized under the "Other Receivables" account the difference between (i) the amounts paid following court orders issued under constitutional protection actions concerning deposits made in US dollars, whether actually paid out in US dollars or in an equivalent amount of Argentine pesos at the freely floating exchange rate, and (ii) the rescheduled balance of the respective deposits (switched at the exchange rate of US$ 1 = ARS 1.4, and adjusted by the Coeficiente de Estabilizacion de Referencia (CER - Benchmark Stabilization Coefficient -)). As of September 30, 2002, the differences capitalized amounted to ARS 447,205,000, while definition in this respect, and hence eventual recoverability, are subject to the judgments by the Federal, National or Provincial Courts regarding the substance of the matter of the abovementioned legal actions or compensation that the Federal Government could provide.

5. As explained in note 6 to the financial statements mentioned in the paragraph 1, as of September 30, 2002 the Bank in valuing a portion of its government securities, guaranteed loans to the non-financial public sector and the compensation established by Articles Nos. 28 and 29 of Federal Executive Decree No. 905/02, the Bank applied methods that are in conformity with BCRA standards but depart from generally accepted accounting principles in Ciudad Autonoma de Buenos Aires, Argentine Republic. The effects of applying such methods on stockholders' equity as of September 30, 2002, and net income (loss) for the nine-month period then ended are disclosed in the abovementioned note.

6. Based on our review, performed with the scope described in paragraph 2, in virtue of the significance of the uncertainties mentioned in paragraphs 3 and 4 above, we are not in a position to express, and accordingly do not express, any representation on the financial statements of BANCO RIO DE LA PLATA S.A. as of September 30, 2002.

7. Additionally we report that such financial statements arise from records issued in compliance with current legislation.


     Ciudad Autonoma de Buenos Aires, January 7, 2003.





              ALBERTO BANDE
     For the Statutory Audit Committee

                          REGISTERED OFFICE OF THE BANK
                           Banco Rio de la Plata, S.A.
                         (1036) Buenos Aires, Argentina
                          Telephone: (54-11) 4341-1337
                             Fax: (54-11) 4341-1017


  TRUSTEE, CO-REGISTRAR AND                      PAYING AGENT AND TRANSFER AGENT
   PRINCIPAL PAYING AGENT                       Bank Internationale a Luxembourg
   The Bank of New York                                  2 Boulevard Royal
Corporate Trust Administration                            P.O. Box 2205
 15 Broad Street, 26th Floor                           L-2953 - Luxembourg
   New York, New York 10286                         Grand Ducy of Luxembourg
                                                     Telephone: +352-4590-1
                                                       Fax: +352-4590-4227


                                   ACCOUNTANTS
                       Pistrelli, Diaz y Asociados S.R.L.
                       member firm of Ernst & Young Global
                            25 de Mayo 487 - C1002ABI
                             Buenos Aires, Argentina


     EXCHANGE AGENT                                     INFORMATION AGENT
     Citibank, N.A.                                Mellon Investor Services LLC
   5 Carmelite Street                              44 Wall Street, 7th Floor
     London EC4YOPA                                 New York, New York 10005
Telephone: +44-207-508-3867                      Banks / Brokers: (917) 320-6286
 Fax: +44-207-508-3885                             Toll-free: (866) 293-6624


                           LEGAL ADVISORS TO THE BANK
                             In respect of U.S. Law
                               Shearman & Sterling
                               599 Lexington Ave.
                            New York, New York 10022

                            LEGAL ADVISOR TO THE BANK
                           In respect of Argentine Law
          Perez Alati, Grondona, Benites, Arntsen & Martinez de Hoz(h)
                            Suipacha 1111, 18th Floor
                              C1008AAW Buenos Aires
                                    Argentina